Form 20-F
period 1998-12-31
CENARGO INTERNATIONAL PLC
filed 1999-03-09
CIK 1068419

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                            FORM 20-F
(Mark One)
[ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
             OF THE SECURITIES EXCHANGE ACT OF 1934

                               OR

[X]       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934
          For the fiscal year ended September 30, 1998

                               OR

[ ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934
         For the transition period from        to

                 Commission file number 0-_____


                    CENARGO INTERNATIONAL PLC

     (Exact name of Registrant as specified in its charter)

                         UNITED KINGDOM

         (Jurisdiction of incorporation or organization)

                        Puttenham Priory
                            Puttenham
                         Surrey, England

            (Address of principal executive offices)

Securities registered or to be registered pursuant to Section
12(b) of the Act:  None

Securities registered or to be registered pursuant to Section
12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares, no par value  None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                     Yes           No   X

Indicate by check mark which financial statement item the Registrant has elected to follow.

               Item 17             Item 18    X

                      TABLE OF CONTENTS (1)

Page


Part I  Item 1   Description of Business..................    1

        Item 2   Description of Property..................   26

        Item 3   Legal Proceedings.........................  28

        Item 4   Control of Registrant....................   28

        Item 5   Nature of Trading Market.................   29

        Item 7   Taxation.................................   29

        Item 8   Selected Financial Data..................   31

        Item 9   Management's Discussion and Analysis of
                 Financial Condition......................   34

        Item 10  Directors and Officers of Registrant.....   45

        Item 11  Compensation of Directors and Officers...   47

        Item 13  Interest of Management in Certain
                 Transactions.............................   47

Part IV Item 19  Financial Statements and Exhibits........   48

(1) Items omitted are inapplicable

                             PART I


ITEM 1 - DESCRIPTION OF BUSINESS

General

    Cenargo, an English company (the "Company"), is a diversified international transportation group specializing in deepsea dry cargo shipping and European freight and passenger ferry services, as well as the movement of surface and air freight and the management of freight logistics. Founded as a shipbroking company in 1979 by the Company's Chairman, Michael Hendry, Cenargo has been predominately an owner and operator of deepsea dry bulk vessels, becoming the largest privately held British shipowner by deadweight tonnage ("dwt") and gross tonnage ("gt") as of the end of fiscal 1997. Cenargo acquired its first vessels, three roll-on/roll-off ("RoRo") freight ferries, in 1982. Since that time Cenargo's core business has been the ownership of deepsea dry cargo vessels, which are employed mainly on period time charters to established, internationally recognized operators. During fiscal 1998, the Company has been progressively withdrawing from this market and currently is focused on the ownership and operation of ferries primarily in the Irish Sea. During fiscal 1998 and 1999, the Company has furthered a strategy of developing its Irish Sea ferry services by acquisition and the commencement of a new roll-on/roll-off passenger ("Ropax") service in February 1999. The Company also employs its deepsea vessels on voyage charters, and more recently has entered into contracts of affreightment using owned and chartered vessels. In addition to its Irish Sea ferry service and deepsea shipping operations, the Company maintains shipbroking and ship operating, passenger ferry, and logistics operations. The Company's principal executive offices are located at Puttenham Priory, Puttenham, Surrey, England.

Business

    Cenargo's Fleet and Deepsea Shipping Operations. Historically, the Company has owned and operated a diverse deepsea vessel fleet in order to mitigate volatility and generate more regular and secure cash flows. In addition, Cenargo seeks to capitalize on fluctuations in vessel values resulting from such volatility by purchasing and selling vessels in the ordinary course of its deepsea shipping operations. The Company seeks to enhance earnings by taking advantage of market conditions through the strategic purchase and sale of vessels and intends to continue to actively manage its fleet portfolio.

    As of the date of this report, the Company's fleet consists of 12 vessels, including two multi-purpose container ships, six

RoRo freight ferries, two RoRo car and passenger ferries (including one under an operating lease) and two state-of-the-art roll-on/roll-off freight and passenger ("RoPax") ferries ("the RoPax Vessels") which were delivered September, 1998 and January, 1999. In addition, the Company has contracted for the construction of two additional RoPax ferries (the "Newbuild Vessels"), which are scheduled to be delivered in fiscal 2000.
In late 1997 and 1998, the Company sold four of its Panamax bulk carriers for an aggregate of $56.3 million because the Company believed that charter rates and vessel values for Panamax bulk carriers would fall. In March 1998, the Company sold a multi-purpose vessel for $5.0 million. In September 1998, the Company contracted to sell its two Capesize dry bulk carriers for an aggregate of $58 million and to sell another of its multi-purpose containerships for $3.75 million. On October 2, 1998 the bareboat charterer of one of the RoRo freight ferries, exercised its option to purchase that vessel at a price of 2.875 million-in Pounds Sterling ($4.8 million).

    Following the recent delivery of the two new RoPax Vessels, eight of the Company's vessels are in three classes of sister (substantially identical) ships, affording the Company significant operating efficiencies and scheduling flexibility, thereby enhancing the vessels' attractiveness to charterers.

    Freight and Passenger Ferry Services. The Company's freight ferry services, in which it has been engaged since 1986, are concentrated in the Irish Sea market between Great Britain and Ireland. Through its wholly owned subsidiary, Merchant Ferries (Holdings) Limited ("Merchant Ferries"), the Company operates three daily sailings in each direction between Heysham, England, and Dublin, Republic of Ireland. During fiscal 1998, Merchant Ferries transported 89,000 trailer units, comprised mostly of trailers unaccompanied by their cabs and drivers ("drop trailers"). In February 1998, Cenargo acquired Scruttons plc ("Scruttons"), a London-based company whose core business, Belfast Freight Ferries ("BFF"), operates four daily sailings in each direction between Heysham, England, and Belfast, Northern Ireland. During fiscal 1998 (the first nine months in calendar
1998), BFF transported 77,000 trailer units, comprised mostly of drop trailers, and 57,000 trade cars (generally automobiles being transported to dealers). Merchant Ferries and BFF currently operate the only freight ferry service from Great Britain to both the Republic of Ireland and Northern Ireland and together accounted for approximately 17% of the Irish Sea RoRo freight market in 1998.

    The Company operates at the Belfast port under a permitted user contract with the local port authority. This contract permits the Company the preferential but not exclusive use of a particular berth and to occupy a compound area and various operations and administration buildings. At Dublin, the Company has a 60-year lease for the area used by Merchant Ferries for conducting its onshore operations and an operating lease which allows Merchant Ferries priority access to water space and a ramp for the purpose of handling its vessels. At Heysham and Liverpool, the Company has time slot agreements and contracts for port services with the local port authorities.

    In February 1999, the Company commenced a new service between Liverpool, England, and Dublin, Republic of Ireland. Unlike the existing Heysham-based service, which utilizes RoRo freight ferries with certificates for a maximum of 12 passengers, the new RoPax Vessels will have certificates for a maximum of 250 passengers, permitting the Company to significantly increase its carriage of higher margin "driver accompanied" trailers. The Company's goal is to establish its own United Kingdom hub port in Liverpool for driver accompanied services to both the Republic of Ireland and Northern Ireland. In addition to the Liverpool-Dublin service that the Company introduced in February of 1999, the Company intends to introduce a service between Liverpool and Belfast, Northern Ireland upon delivery of the Newbuild Vessels, scheduled in 2000.

    According to industry sources, the volume of freight and trailers carried on the Irish Sea has increased at a compound annual growth rate of 7.7% since 1993. The Company believes that if the current Northern Ireland peace process is successful, the growth in this market will continue to increase. The Company believes that it will be able to capture an increased share of this market with its Liverpool - Dublin service.

    Spanish/Moroccan Operations. Since 1994, the Company has operated a passenger and car ferry service between Almeria, in southern Spain, and Nador, Morocco under the trade name Ferrimaroc. Cenargo employs the ferry Mistral on this service. In 1998, Ferrimaroc carried 294,000 passengers, 61,000 cars and 3,400 units of freight. In accordance with Moroccan government regulations, Ferrimaroc operates year round, although approximately 58% of revenues is generated in July and August. Ferrimaroc's customer base is largely made up of the Moroccan workers who work in Europe during the year and return home in the summer months. To minimize the effect of undercapacity and the impact of competition in the non-peak months, the Company entered into a pooling arrangement with its sole competitor on the Almeria-Nador route for the 1997/98 off-peak months. Under this agreement, during the off-peak months the Company shared all revenues and expenses with this competitor. Each operator takes its own bookings, although all passengers and freight are carried on the Mistral. No pooling arrangements have been made for the 1998/99 off-peak months.

    Logistics. Since the early 1990's, the Company has expanded the scope of its activity to cover general sea and air freight forwarding. In September 1997, the Company purchased 75% (with an option on the remaining 25%) of Flair Forwarding (UK) Limited ("Flair"), a just-in-time air freight forwarding specialist, and in June 1998, the Company, through a subsidiary, acquired the net assets and trade of Stockglobal Limited ("Duncan"), a sea freight forwarding business.

    The Company's logistics operations involve arranging the worldwide transportation of a wide variety of commercial and consumer products, specialized goods and documents. Flair specializes in providing just-in-time air freight services for customers who require on time delivery of specific goods, often to difficult locations and on short notice. Duncan specializes in sea freight forwarding to Africa. The freight forwarding services provided by Duncan include the procurement and sourcing of consumer products for its African-based customers.

    As a logistics provider, the Company is developing a business which arranges and manages the movement of goods from suppliers to end customers with the goal of meeting specific customer requirements and providing value-added services such as bonded warehousing and unpacking and re-packaging merchandise for delivery to retail outlets. The Company intends also to provide computerized monitoring of material movements of customers' cargoes, status reporting at agreed intervals, cargo surveying, superintendency and customs clearance. The Company arranges for the distribution of its customers' goods by subcontracting to airlines, road haulers, shipping companies and rail lines.

    The Company's principal warehousing space is Eaglescliffe, a former military supply center located in northeast England. Eaglescliffe is located near major English rail and road arteries which, the Company believes, renders it extremely well placed to serve as a logistics center in the general freight forwarding business. The Company has been granted a Customs Bond by the U.K. customs service, allowing wines and spirits to be held on the site without import duty and value added tax having to be paid. The Company has also been granted "ICD status" by the U.K. customs service which allows the Company's customers to bring imported containers from sea ports to the Eaglescliffe site without first clearing customs. Eaglescliffe is the only site with ICD status within a 20 mile radius. As a result of its Customs Bond and ICD status, all importing formalities can be completed at Eaglescliffe, thus avoiding delays in the sea port areas.

    In October 1998 the Company leased additional office and warehousing facilities near Heathrow to expand the logistics business in the South of England.

    Shipbroking Operations. Cenargo conducts its shipbroking activities through its wholly owned subsidiary, Cenargo Broking Services Limited ("CBS"), which acts as commercial manager for the Company's deepsea fleet and provides shipbroking services for third party customers. In fiscal 1998, 26% of CBS's revenues was derived from the Company while 74% of its revenues was derived from third party brokerage customers. CBS analyzes market conditions and forecasts trends in the global freight market. Based on its analysis, CBS makes decisions as to the type and length of employment of the Company's deepsea vessels. CBS is also responsible for all post-charter operations in respect of the Company's deepsea fleet, such as giving voyage instructions to masters, ordering fuel, appointing agents, agreeing disbursements, checking timely and safe receipt of voyage freights, time charter hire and demurrage, ordering the payment of despatch, producing lay time statements, following up ships' performance in relation to charter warranties and providing coordination with the ships' technical managers. CBS also provides third party broking services for prominent vessel owners and charterers, specializing in containership trades. The Company believes that CBS's extensive knowledge of containership markets provides Cenargo with a competitive advantage with respect to its shipbroking activities. charterers. As a result of the reduction in the Company's deepsea fleet, the Company has significantly reduced its shipbroking operations in fiscal 1999.

    Ship Operating. Through CBS, the Company has expanded its deepsea shipping activities to include ship operating (i.e., the chartering of vessels and booking of cargoes), which the Company believes is a natural extension of its deepsea vessel chartering and shipbroking activities. Capitalizing on the considerable knowledge obtained through its shipbroking activities, the Company takes market positions, supplementing its own fleet by chartering in additional vessels during periods in which the Company believes rates will rise, and booking cargoes during periods in which the Company believes rates will fall. The Company believes that its position as both owner and charterer confers competitive advantages not available to some of its competitors. In addition, unlike the ownership of deepsea vessels, the Company's ship operating activities are not capital intensive. As a result of the reduction in the Company's deepsea fleet, the Company has significantly reduced its ship operating activities.

Business Strategy

    The Company intends to increase its revenues and generate consistent and predictable cash flows and profitability by pursuing its strategy of developing its freight and passenger ferry services, opportunities in its deepsea dry cargo shipowning markets, as well as its related shipbroking, ship operating, and logistics operations. The Company also intends to seek new and complementary business opportunities, particularly in areas related to its existing operations. Specific elements of the Company's strategy include:

    Increase Share of the Irish Sea Trade. The Company seeks to achieve a greater share of the Irish Sea freight ferry and passenger trade through the introduction of its new state-of-the-art RoPax ferries. The recent addition of the two RoPax Vessels will increase the Company's capacity in the Irish Sea from 250,000 trailer units per year to 400,000 trailer units per year and will permit the Company to increase substantially its carriage of higher margin accompanied trailers. In addition, the RoPax Vessels and the Newbuild Vessels are expected to permit the Company to increase operating efficiency by (i) replacing older, smaller and less efficient vessels, (ii) operating multiple routes out of hub ports in the U.K. and Ireland and (iii) operating sister ships on complementary routes.

    Exploit Fluctuations in Vessel Values. The Company intends to utilize its expertise in the new and secondhand vessel markets to capitalize on fluctuations in vessel values, while maintaining a balance between its deepsea and ferry fleets. Since its inception, the Company has sold approximately two-thirds of the various types of vessels it has purchased. The Company believes that its streamlined decision making process and the volatility of the dry bulk vessel market provide opportunities for the Company to exploit fluctuations in market values of vessels.

    Increase Fleet Efficiency and Reliability. The Company believes that its fleet is among the best maintained and most efficient in its markets. The Company intends to seek additional opportunities to increase the reliability and efficiency of its fleet, while maintaining safe, high quality operations. To provide this high level of service, the Company emphasizes a rigorous level of supervision in the construction, maintenance and operation of its vessels. The Company follows a strict preventive maintenance program both ashore and at sea and, through V. Ships Group ("V" Ships") and Celtic Marine Limited ("Celtic Marine"), the technical managers of Merchant Ferries and BFF respectively, commissions and actively supervises repair, reconditioning and systems upgrade work. In addition, the Company seeks to ensure that its vessels are staffed with professional, well trained masters, officers and crew. The Company believes that these policies allow it to provide consistently reliable, high quality service while reducing off-hire periods and operating costs.

    Maintain and Strengthen Relationships with Customers.  The
Company believes that it enjoys a strong reputation and industry recognition for providing reliable and high quality service. The

Company intends to capitalize on this reputation to maintain its strong relationships with established, well recognized charterers and other customers. The Company's customers have included Sanyo Electric Manufacturing (UK) Ltd.; Samsung Electric Manufacturing
(UK) Ltd.; Safeway; BHP International Marine Transport; China National Cereals, Oils and Foodstuffs; Kawasaki Kisen Kaisha; Leif Heogh; Mediterranean Shipping Company; Mitsui OSK Lines; Sanyo Electric Manufacturing (UK) Ltd.; Samsung Electric Manufacturing (UK) Ltd.; the U.K. Ministry of Defence; and the U.S. Military Sealift Command.

    Expand into New Passenger Ferry Markets. The Company's new RoPax vessels will permit it to substantially increase its carriage of passengers in the Irish Sea market. In addition, the Company believes that European Union ("EU") regulations will allow Cenargo to compete in ferry markets that are presently closed to competition, particularly in the Mediterranean. The Company's belief is based on European Community Regulation 3577/92 (the "Regulation"), which provides for the gradual abolition of "cabotage," a practice under which a country reserves the right to carry passengers, cars and cargoes between its domestic ports for the ships registered in that country. In particular, the Regulation liberalized mainland cabotage with respect to regular passenger and ferry services in the Mediterranean and along the coast of Spain, Portugal and France. The Company intends to capitalize on its established reputation, management, booking, reservations and ticketing systems and agency networks to expand into new passenger ferry markets.

The Irish Sea Ferry Market

    Historically, the primary mode of freight movement across the Irish Sea was by lift-on/lift-off ("LoLo") containership. However, RoRo and RoPax ferries have gradually replaced the LoLo services. Currently, there are three basic types of RoRo vessels that carry significant amounts of freight in the Irish Sea market: (i) RoRo ferries, which carry trailers and a maximum of twelve drivers and, consequently, primarily unaccompanied "drop" trailers; (ii) RoPax ferries, which are designed to carry accompanied and unaccompanied trailers and a limited number (generally up to 300) of additional passengers; and
(iii) passenger ferries which are also capable of carrying some freight trailers.

    According to industry sources, RoRo traffic across the Irish Sea has more than doubled over the ten-year period from 1987 to 1997, growing at a compound annual growth rate of approximately 7.7%. During this period, RoRo traffic volume between Great Britain and the Republic of Ireland has grown an aggregate of 151%, while RoRo traffic volume between Great Britain and Northern Ireland has grown by an aggregate of 92%. Industry sources believe that RoRo traffic has grown rapidly as a consequence of economic growth in Ireland and the decline of the LoLo containership in this market.

    The growth in demand for RoPax and RoRo vessels in the Irish Sea is determined in large part by cycles in the economies of the U.K. and the Republic of Ireland and Northern Ireland, changes in industrial production and the resulting demand for freight trailer cargoes and the number of people traveling. The relationship between supply and demand, in turn, largely determines the profitability of ferry service operators. The supply of vessels is primarily a function of the number of newbuild vessels, as scrappings of vessels to date in this market have been infrequent although, unlike the bulk market, it is difficult to place surplus vessels on just any route.

    The Irish Sea freight market generally is comprised of two types of trailer traffic, the driver accompanied market and the unaccompanied market. Driver accompanied traffic, in which the road tractor unit and the driver accompany the trailer on the ferry, is heavily concentrated in the shorter ferry crossings as well as the overnight crossings that allow the driver to meet minimum sleep requirements (on board the vessel) in order to resume driving at the destination port. The accompanied market is predominantly used for time-sensitive freight, including fast moving consumer goods and just-in-time deliveries. This traffic commands a higher freight rate per unit shipped than the unaccompanied market and, combined with lower stevedoring costs due to the ease of loading and unloading the accompanied trailer, generates significantly higher margins. Unaccompanied freight, whereby only the trailer travels on the ferry, tends to use longer sea crossings that maximize sea mileage and minimize land miles. Unaccompanied trailers typically carry less time sensitive cargo, such as industrial products.

    In addition to the ability to accommodate both accompanied and unaccompanied traffic, key factors affecting competition in the Irish Sea freight ferry market include (i) the reliability of the vessels, with newer vessels being less likely to break down and delay passage; (ii) the speed of the vessels, with faster ships generally being more desirable to customers and providing the ability to offer multiple daily voyages and (iii) the size of the vessels, with larger vessels generally being significantly less expensive to operate on a per-trailer-unit basis.

    According to industry sources, freight rates in the Irish Sea market for both accompanied and unaccompanied trailers have been declining over the past five years as a result of gradually increasing competition between operators. Consequently, in order to maximize revenues and profitability, operators must seek to maximize the number of trailers carried. Operators' principal strategies towards this end have been to increase the cargo capacities of the fleet and to increase the speed of the fleet in order to increase the number of daily sailings.

The Multi-purpose Vessel Market

    Multi-purpose vessels ("MPPs") typically are ships with cargo handling gear designed to carry containers and other cargo efficiently and flexibly. Multi-purpose and general cargo vessels are non-cellular vessels that are not equipped with fixed cell guides for containers in all cargo holds (temporary or partial coverage may be available). MPPs generally have boxed shaped holds and a container friendly layout that allows an efficient use of space when containers and other unitized cargoes are carried. Cargo gear allows them to transfer containers and general cargo with limited shoreside facilities. Their flexibility, speed and efficiency have contributed to growth in the fleet. Other terms used for these vessels include "geared non-cellular," "self-sufficient" and "semi-container."

    Factors Affecting Demand for Multi-purpose Vessels. MPPs primarily carry containerized cargo, non-containerized general cargo (packages of various sizes unsuitable for bulk shipment due to small size, special handling requirements, etc.), and minor bulk cargoes (such as phosphate, bauxite and sugar). Multi-purpose vessels are flexible and can transport many different types of cargo in various freight markets, resulting in complex patterns of employment. While the dominant industry trend in the 1990's has been increasing use of containers, which has favored use of fully cellular container vessels and specialized ports on many routes, MPPs remain economically attractive in selected trades. Use of MPPs is compared with alternatives (e.g. specialized ship types, specialized ports, port constraints, availability of land transport to larger ports, use of a fully cellular container vessel, dry bulk vessel, specialized container port, etc.), in order to determine whether the flexible MPP is the most efficient alternative

    Summarizing overall industry trends, since 1990 total industry non-bulk dry cargo has grown steadily at rates from 4-9%, with the share of container trades increasing from approximately 40% in 1990 to an estimated 52% in 1997. Minor bulk trade growth has been varied from an annual decrease of 1% in 1990 to annual increases of 6% in 1994 and 1995. From 1990 through mid year 1997, the MPP fleet has grown at annual rates of 0-3%, while general cargo fleet scrapping has remained high and the fleet decreased by annual rates of 3-11%.

    After minor bulk trade decreased by 1% in 1990 and showed no growth in 1991, both non-bulk dry cargo and minor bulk trade grew from 1992 through 1995. During 1992, time charter rates decreased to a low of approximately $5,080 per day in July ("time charter rates" refer to assessed one year time charter rates for a 16,000 dwt MPP), and improved thereafter. Time charter rates increased from an average of about $6,000 per day in 1993 and 1994 to an average of $7,600 per day in 1995. After MPP time charter rates peaked at approximately $8,300 per day in May 1995, rates have decreased to an average of approximately $6,400 per day in 1996 and $5,200 per day in 1997. Containership and dry bulk rates have also decreased significantly in 1996 and 1997. Although non-bulk dry cargo trade increased by approximately 9% in 1996 and an estimated 7% in 1997, large numbers of new containerships were delivered. Minor bulk trade showed no growth in 1996 and only an estimated 1% annual growth in 1997, against a stable Handysize (10,000 to 35,000 dwt) bulk fleet. MPP time charter rates decreased to $4,890 per day in March 1998, consistent with recent Asian economic difficulties and continued high containership deliveries.

The Company's Ferry Fleet and Operations

    The Company's Ferry Fleet. The Company's ferry fleet consists of six RoRo ferries, two passenger/car ferries and two RoPax ferries. The Company has also contracted for the construction of two Newbuild Vessels, RoPax ferries, to be delivered in 2000. The following table sets forth certain information with regard to the Company's current ferry fleet:

                                                     Year
Vessel Name        Vessel Type   Capacity            Built    Flag

MERCHANT BRAVERY   RoRo          40 cars
                                 100 trailer units   1978     Bahamas

MERCHANT BRILLIANT RoRo          40 cars
                                 100 trailer units   1978     Bahamas

MERCHANT VENTURE   RoRo          55 trailer units    1979     British (Isle of
                                                              Man)

RIVER LUNE         RoRo          49 cars             1983     Bahamas
                                 93 trailer units

SAGA MOON          RoRo          50 cars             1984     British
                                 72 trailer units             (Gibraltar)

SPHEROID           RoRo          53 trailer units    1971     British (Isle of
                                                              Man)

MISTRAL            Passenger/Car 2,386 passengers    1981     Bahamas
                   Ferry         700 cars

SCIROCCO           Passenger/Car 1,315 passengers    1974     Bahamas
                   Ferry         296 cars
                                 30 trailer units

DAWN MERCHANT      RoPax         250 passengers      1998
                                 164 trailer units            British (Isle of
                                                              Man)*

BRAVE MERCHANT     RoPax         250 passengers      1999     Bahamas**
                                 164 trailer units

* Reflagged on November 24, 1998
**Currently being reflagged to British (Isle of Man) flag

    The Company owns all of its ferries, except the ferries River Lune and Saga Moon, which are operated under capital leases, and the passenger/car ferry Mistral, which is operated under a five-year operating lease ending in April 2002. The Company has also time chartered two additional RoRo ferries, the Dart4 and the Merle, from Jacobs Holdings Plc for periods ending February and December 1999, respectively. The Merle charter has an option to renew for one additional year.

    The RoPax Vessels and the Newbuild Vessels will be sister ships, affording the Company substantially the same advantages as discussed for the Company's multi-purpose container vessels. The first RoPax Vessel was employed on a 3-month time charter and was redelivered to the Company in late December 1998. The second RoPax Vessel was delivered on January 26, 1999 and both RoPax Vessels are employed in the Irish Sea trade as discussed above.

Deepsea Shipping Fleet and Charter Operations

    The Company's Fleet. The Company's current deepsea fleet consists of two multi-purpose container ships. The following table sets forth certain information with regard to this fleet:

                                                     Year
Vessel Name        Vessel Type     Capacity          Built    Flag

MERCHANT PRINCIPAL Multi-purpose   17,944 dwt        1978     Hong Kong
                   Container       504 TEU

MERCHANT PREMIER   Multi-purpose   17,944 dwt        1978     Hong Kong
                   Container       504 TEU

    Fleet Characteristics. The Company's two multi-purpose container vessels are sister ships, allowing the Company operating efficiencies. Until recently, the Company also owned two 1995-built Capesize dry bulk carriers and four Panamax dry bulk carriers which it contracted to sell in September 1998 and October 1997, respectively. Management anticipates that opportunities will arise to acquire new or second-hand dry bulk carriers in the near future and remains open to acquiring dry bulk carriers of varying sizes if market conditions warrant.

    Chartering of the Fleet. Cenargo generally charters its deepsea vessels under time and voyage charters, enabling it to balance a mixture of charter lengths, typically ranging from one month to 30 months. Currently, the Company's deepsea vessels are on charter to BHP International Marine Transport.

                                                     Daily
                                                     Hire       Scheduled
Vessel Name        Charterer           Term(1)       Rate       Redelivery(2)

MERCHANT PREMIER   BHP International   28-32 months  $7,800     Aug-Dec 1999
                   Marine Transport

MERCHANT PRINCIPAL BHP International   28-32 months  $7,800     Aug-Dec 1999
                   Marine Transport

----------------------

(1) Typically the redelivery date under a time charter is specified as a particular date plus or minus a number of months. This window provides the charterer with scheduling flexibility.

(2)  Assumes renewal options, if any, are not exercised.

    The Company believes that net additions of new vessels to the worldwide container fleet may result in a surplus of vessels in the size ranges in which the Company's multi-purpose container vessels fall. As a result, the Company's multi-purpose container vessels may have to compete for charters in the container trades against a larger number of more efficient vessels. Additionally, further orders for bulk carriers or multi-purpose container vessels, or a decrease in the scrapping rate for such vessels, could lead to an oversupply of bulk carriers or multi-purpose container carriers, which could have a material adverse effect on the Company's business, results of operations and financial conditions.

Competition

    Irish Sea Competition. There are six ferry operators, including the Company, competing in the Irish Sea freight ferry market. In 1998, Cenargo estimates that Merchant Ferries and BFF had a combined market share of approximately 17% of the Irish Sea freight trade. The Company's principal competitors include Stena Line UK Ltd., P&O European Ferries (Ireland) Ltd., Irish Ferries of Irish Continental Group and Norse Irish Ferries, whose market shares are estimated by Cenargo to be 22%, 37%, 11% and 8%, respectively. In 1996, most of the Irish Sea operators added ship capacity which led to an oversupply of space. Most operators then repositioned, reducing overall freight capacity. Competition, however, remains strong and is expected to intensify, as operators on the Irish Sea have made significant investments in that market and particularly in vessel newbuildings.

    Deepsea Fleet and Charter Competition. The charter and the vessel resale markets in which the Company's vessels compete are highly competitive with many owners and operators, including proprietary owners, state controlled shipping companies and independent operators. Competition in the charter market is based principally on supply and demand. Availability dates and vessel characteristics play an important part in determining the level of rates obtainable. The reputation of the vessel and its operator can also be significant, especially when chartering for long periods to leading charterers. Competition in the resale market for secondhand vessels is again dependent on supply and demand. Age, condition of the vessel and the reputation of the sellers also influence the price.

    Spanish/Moroccan Competition. Currently, there are two other competitors, in addition to the Company, providing service between Almeria, Spain and eastern Morocco. A Moroccan government-owned ferry service, Limadet Ferry S.A., operates a car/passenger ferry service on the Almeria-Nador route, and a Spanish government-owned ferry service, Trasmediterranea, operates a car/passenger ferry service on the nearby Almeria-Melilla route. In addition, a number of operators run passenger and car ferry services on other routes in the region. The Company believes that its passenger levels are particularly susceptible to changes in available ferry capacities and schedules. Ferrimaroc emphasizes reliability and quality of service to distinguish itself from its competition.

    Logistics Competition. The freight forwarding and logistics industries are highly competitive. The Company competes generally with other integrated logistics companies, transportation service companies, consultants and information technology vendors. The Company also competes against carriers' internal sales departments and shippers' transportation divisions. Competition is based on freight rates, quality of service (such as damage-free delivery, on-time delivery and consistent transit time), reliability and scope of operations.

Cyclicality of the Shipping Industry; Chartering Risks

    The shipping industry is highly cyclical, experiencing volatility in profitability, charter rates and vessel values resulting from changes in the supply of, and demand for, shipping capacity. The demand for ships is influenced by, among other factors, global and regional economic conditions, developments in international trade, changes in seaborne and other transportation patterns, weather patterns, crop yields, armed conflicts, port congestion, canal closures, political developments, conflicts, embargoes and strikes. The demand for ships is also influenced by, among other things, the demand for consumer goods, perishable foodstuffs and dry bulk commodities. Demand for such products is affected by, among other things, general economic conditions, commodity prices, environmental concerns, weather and competition from alternatives to coal and oil. The supply of shipping capacity is a function of the delivery of new vessels and the number of older vessels scrapped, converted to other uses, reactivated or lost. Such supply may be affected by regulation of maritime transportation practices by governmental and international authorities. All of these factors which affect the supply of and demand for vessel capacity are beyond the control of the Company. In addition, the nature, timing and degree of changes in the shipping markets in which the Company operates, as well as future charter rates and values of its vessels, are not readily determinable.

    The Company's deepsea vessels are currently engaged in charters of 28-32 months. There can be no assurance that the Company will be able to extend or renew such charters at commercially profitable rates, if at all. The Company may consider disposing of its multi-purpose container vessels if, at the end of the current charters, attractive long term charters are not available. However, owners of multi-purpose container vessels face particular uncertainty when selling or chartering such vessels due to their relatively outmoded design and strong competition from more specialized vessels. In September 1998, the Company sold three of its deepsea vessels, mainly due to a decrease in available charter rates and uncertainty over the future of the dry bulk markets in which the Company operates.

Ship Management

    The Company has adopted a policy of maintaining the Company's vessels at a high standard. Technical management of all of the day-to-day operational aspects of vessels, with the exception of the BFF ferries, is outsourced to V. Ships, under instruction and supervision from the Company.

    The technical managers oversee the superintendence, maintenance, repair and drydocking of the Company's vessels. The technical managers also employ the captains, officers, engineers and other crew for the Company's vessels. The technical managers ensure that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions and that experienced and competent personnel are employed for the Company's vessels. The personnel on board Cenargo's vessels are not considered the Company's employees.

    The day-to-day management by V. Ships also includes arranging for protection and indemnity insurance, insurance against fire, war risks and marine risks and handling salvage and other claims for such vessels. V. Ships divides the vessels it manages amongst small fleet teams, each managing a maximum of eight ships. Two superintendents, a technical coordinator, a purchasing manager, a fleet accountant and a secretary comprise a typical fleet team. A pool of staff comprising specialists in planned maintenance, systems administration, bulk purchasing and newbuilding supervision assist the fleet teams. The Company benefits from V. Ships' buying power, especially for lubricating oil and spare parts. A safety and quality team is responsible for implementing, monitoring and up-dating the V. Ships' quality management system. V. Ships' management offices are accredited for the International Safety Management ("ISM") Code and ISO 9002.

    Technical management of the BFF vessels is undertaken by Celtic Marine. Celtic Marine is an independent ship manager specializing in medium-sized fleets. Celtic Marine is the technical manager of 16 vessels and crew manager of 150 vessels. Celtic Marine's offices are accredited for the ISM Code and ISO 9002. Recently Celtic Marine was acquired by V. Ships.

    Notwithstanding the delegation of day-to-day technical management, the Company maintains a hands-on approach, making frequent visits to the ships and conducting regular interviews with masters both on-board and ashore. The Company has a policy of planned, continuous maintenance. When necessary, riding squads of up to five members are placed on board the deepsea vessels to carry out specific tasks, supplementing routine maintenance carried out by permanent crew members. The Company believes its ship management policies have the result that its vessels (i) spend less time in drydock and (ii) have developed a reputation for high standards of maintenance and performance.

    V. Ships, a leading global ship management group, has been the technical manager of the Company's deepsea vessels since 1988 and of Merchant Ferries' vessels since 1993. In May 1998, the Company was V. Ships' largest customer in terms of number of vessels managed. Celtic Marine has been the technical manager of BFF's vessels since 1986.

Customers

    Irish Sea Customers. In the Irish Sea freight ferry trade, both BFF and Merchant Ferries rely on road haulers for more than 90% of cargo carried. Both Merchant Ferries and BFF have developed a specialization in the carriage of unaccompanied trailers transporting general cargoes. BFF also specializes in carrying cars for distribution to both Belfast and Dublin.

    Deepsea Vessel Customers. The Company has chartered its deepsea vessels to a variety of charterers. In the case of dry bulk carriers, the Company's customer base has included mining houses, power stations, steel and aluminum producers, grain houses and ship operators. Over the last three years, the charterers of the Company's dry bulk carriers have included such representative customers as China National Cereals, Oils and Foodstuffs, Kawasaki Kisen Kaisha, Leif Heogh, Mitsui OSK, Navix Line, NYK, Shinwa Kaiun Kaisha, Mediterranean Shipping Company and Showa Line. At present, the Company's multi-purpose container vessels are on charter to BHP International Marine Transport.

    Spanish/Moroccan Customers. The majority of Ferrimaroc's customers are Moroccan workers who are employed in Europe during the year and who return home during the summer.

    Logistics Customers. The Company's customer base for its logistics business come from a number of economic sectors including the chemicals, energy, steel, electronics and manufacturing industries. Customers include Cleveland Potash Ltd., Sanyo Electric Manufacturing (UK) Ltd., and Samsung Electronics Manufacturing (UK) Ltd., Safeway and Rothmans.

Employees

    As of January 31, 1999, the Company employed 257 people, 249 of whom held full-time jobs and 8 of whom held part-time jobs.
The Company's technical managers employ approximately 300-350 employees on the Company's vessels at any one time.

Inspection by a Classification Society

    Every vessel's hull and machinery must be "classed" by a classification society authorized by its country of registry.
The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of such classification society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a member. The classification society verifies that the vessel is safe and seaworthy in accordance with IMO regulations, Safety of Life at Sea ("SOLAS") and flag state regulations. Each vessel is inspected by a surveyor of the classification society every year (an "Annual Survey"), every two to three years (an "Intermediate Survey") and every four to five years (a "Special Survey"). Most vessels, including the Company's vessels, are also required, as part of the Intermediate Survey process, to be drydocked every 24 to 30 months for inspection of the underwater parts of a vessel and for repairs related to such inspection. Should any defects be found, the classification surveyor will issue a "recommendation" which has to be rectified by the shipowner within the time limit prescribed. At the Special Survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, steel renewals would be prescribed. A one-year grace period may be granted by the classification society to the shipowner for completion of the Special Survey. Substantial amounts of money may have to be spent for steel renewals to pass a Special Survey if the vessel experiences excessive wear and tear. In lieu of the Special Survey every four years (five years if a year of grace is given), a shipowner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, whereby every part of the vessel would be surveyed within a five-year cycle. Insurance underwriters make it a condition of insurance coverage for the vessel to be certified as "in class" by a classification society which is a member of the International Association of Classification Societies.
Generally, the cost of maintaining a vessel's compliance with safety and regulatory requirements increases with its age.

Permits and Authorizations

    The Company is required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to its vessels. The kinds of permits, licenses and certificates required depend upon such factors as the country of registry, the commodity transported, the waters in which the vessel operates, the nationality of the vessel's crew and the age of the vessel. The Company believes that it has or can readily obtain all permits, licenses and certificates currently required to permit its vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit the ability of the Company to do business or increase the cost of its doing business and which may have a material adverse effect on the operations of the Company.

Environmental, Safety and Other Regulations

    The Company is subject to regulation and supervision in the various jurisdictions in which it trades, operates and conducts business. Changes to such regulations may adversely affect the business of the Company. The operations of the Company are also affected by changing environmental protection laws, safety regulations and other regulations, compliance with which may entail significant expenses, including expenses for ship modifications and changes in operating procedures.

    The IMO is an agency organized in 1958 by the United Nations. Over 100 governments are members of the IMO, whose purpose is to develop international regulations and practices affecting shipping and international trade and to encourage the adoption of standards of safety and navigation. All IMO agreements must be ratified by the individual government constituents.

    The Company's operations are affected by the requirements set forth in the International Safety Management (ISM) Code adopted by the IMO. The ISM Code requires shipowners and bareboat charterers of passenger vessels and bulk carriers to develop, no later than July 1, 1998, an extensive "Safety Management System" that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating their vessels safely and describing procedures for dealing with emergencies. Owners, operators and bareboat charterers of freight ferries and multi-purpose container vessels must meet these requirements by July 1, 2002. Noncompliance with the ISM Code may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, certain ports. V. Ships and Celtic Marine are each certified as an approved ship manager under the ISM Code. As of April 1998, each of the Company's vessels which had to be ISM Code compliant by July 1, 1998, was ISM Code certified by the due date. The BFF ferries are also ISM compliant. Prior to the July 1, 2002 deadline, V. Ships will seek to obtain ISM Code certification of Merchant Ferries' vessels and the Company's multi-purpose container vessels. However, there can be no assurance that V. Ships will be able to do so. Failure to obtain such certification would have a material adverse effect on the Company's business, results of operations and financial condition.

    In 1995, the IMO and certain government authorities issued new regulations under the International Convention for the Safety of Life at Sea (SOLAS) 1990 requiring conventional RoPax ferries to make structural changes in order to increase their stability in the event water floods the vehicle deck. Eighty-five percent compliance with these new SOLAS requirements must be met by October 1, 1998. These requirements apply to the Company's passenger vessels, Scirocco and Mistral and the new RoPax ferries. The Scirocco and new Ropax ferries meet all the requirements. The Mistral currently has a stability coefficient of 0.78 and does not comply with current SOLAS 1990 requirements of 0.85. The Mistral is currently not being utilized in the Ferrimaroc service and work will be completed to comply with the current SOLAS requirements before being brought back into the trade. By 2002, the stability requirements will increase further to 0.975, and work is scheduled for the Mistral to be brought up to these new stability requirements.

    E.U. Regulation. E.U regulation of the environment has largely been directly brought into U.K. law by U.K. legislation, and all relevant E.U. environmental regulation applies directly through U.K. laws.

    The European Commission has issued a proposal for a Water Framework Directive, which would include coastal waters within its ambit, and if any such Directive were to be implemented, it would substantially alter U.K. law in relation to the control of water pollution. In addition, there are proposals for a European contaminated land regime, which would uphold the "polluter pays" principle in establishing liability for causing environmental damage. It is impossible to predict what new environmental regulations may be passed in the future by the E.U.

    U.K. Regulation. The Water Resources Act 1991 ("WRA") applies to the pollution of "controlled waters." The definition of "controlled waters" in WRA includes coastal and relevant territorial waters. Relevant territorial waters are waters which extend seaward for three miles from the baselines from which English territorial waters are measured. Coastal waters are defined as waters which extend landward from these baselines as far as the limit of the highest tide. The definition of "controlled waters" in WRA also covers groundwaters. The WRA regime is therefore also applicable to contamination from land to underground aquifers.

    There is a general offense under Section 85(1)(a) WRA of "causing or knowingly permitting" any poisonous, noxious or polluting matter or any solid waste to enter controlled waters. "Polluting" requires simply that there is a likelihood or capability of causing harm to animals, plants or those who use the water. Actual harm is not necessary. The offense of "causing" the discharge or entry is an offense of strict liability. The "knowingly permitting" offense attaches liability where a party knows of the presence of contaminants and is in a position to prevent or clean up the resulting pollution but does not do so.

    Section 88 WRA provides a number of defenses to
Section 85(1)(a), including obtaining a consent from the U.K. Environment Agency. Section 89 provides a further defense if the entry or discharge was made in an emergency in order to avoid danger to life or health. The penalty for a Section 85 offense can be an unlimited fine and/or a two year jail sentence on conviction on indictment.

    Section 161 WRA gives the Environment Agency wide powers to prevent water pollution incidents, to clean up after them, to carry out remedial or restorative works and to recover the costs of doing so. Provisions in the Environment Act 1995 (not yet in force) provide for the Environment Agency to be able to serve works notices on the responsible person to require them to carry out works or operations.

    The Merchant Shipping Act 1995 ("MSA") makes it a criminal offense to discharge from a vessel "any oil or mixture of oil" into "U.K. national waters which are navigable by sea-going ships." "U.K. national waters" are defined as waters on the landward side of the line from which the territorial sea is measured. Either the owner or the master of the vessel can be liable. It is a defense if the discharge was to secure the safety of any vessel, to prevent damage to a vessel or cargo or to save life. It is also a defense for the owner or master to show that he exercised reasonable care. Conviction on indictment can lead to an unlimited fine.

    Section 153 MSA governs civil liability for oil pollution.
It provides for strict liability on the part of a shipowner for oil pollution damage caused by the discharge or escape of persistent oil from a ship carrying a cargo of such oil. It applies to damage in the territory of the U.K. or in any country which is party to the 1969 Convention of Civil Liability for Oil Pollution Damage. Liability is for the damage itself, the cost of the cleaning operation and any economic loss to affected persons, for example fishermen and hoteliers. The ship owner can escape liability in cases of acts of war, some acts of God, the act of a stranger or the acts of a government or other authority. There is a limit as to the amount to which the owner may be liable in the absence of intention or recklessness on his part. For a vessel not exceeding 5,000 tons, the limit is currently three million IMF special drawing rights. In relation to a vessel exceeding 5,000 tons, the limit is three million special drawing rights, together with an additional 420 special drawing rights for each ton of its tonnage in excess of 5,000 tons, up to a maximum amount of 59.7 million special drawing rights. The MSA makes provisions for compulsory insurance against liability for pollution. In addition, Section 173 MSA provides for payment of contributions to the International Fund for Compensation of Oil Pollution Damage by all persons who import or receive oil into or in the U.K. in excess of 150,000 metric tons per year.

    The Merchant Shipping (Control of Pollution by Noxious Liquid Substances in Bulk) Regulations 1996 concerns other noxious liquid substances carried by vessels in bulk, and contains prohibitions and restrictions on the discharging of tank washings into the sea. Vessels may not carry noxious liquid substances without a certificate that the requirements as to construction and equipment have been satisfied, and it is a criminal offense to infringe these regulations. Liability falls on the owner and master of the vessel. Other relevant legislation includes the Food and Environment Protection Act 1985, Part II, which requires a license for deposits at sea and to incinerate substances or articles at sea; section 44 of the Clean Air Act 1993, which prohibits emissions of dark smoke from vessels in U.K. territorial waters or within a port or harbor; the Merchant

Shipping (Prevention of Pollution by Garbage) Regulations 1988, which makes it a criminal offense to discharge garbage in U.K. territorial waters, including all kinds of victual, domestic and operational waste generated during the normal operation of a ship, other than in accordance with the terms of the regulations; and the Dangerous Substances in Harbour Areas Regulations 1987, which regulate when defined dangerous substances can be brought into harbor areas.

    In respect of contaminated land, the common law of nuisance can lead to a land owner being liable for contaminated land. There are three main requirements to establish liability. There must be a direct link between the alleged cause of the contamination and the damage suffered. The possibility of the particular damage caused must have been foreseeable at the time when the damage was caused. In addition, the damage must not be too remote. If these facts are established, the resulting liability reflects not only the cost of cleaning up the land but also the payment of compensation to the parties who have suffered as a result.

    Part III of the Environmental Protection Act 1990 contains statutory nuisance provisions. Although these provisions are not in practice often applied to nuisance associated with the state of land, it is still possible that the local authority could serve an abatement notice. Failure to comply with the terms of such notice is a criminal offense and the works can be carried out in default.

    If land is to be developed or redeveloped and planning permission is required, the local planning authority has power to require remediation works to be carried out as a condition for the grant of planning permission. Planning powers are subject to review and amendment both in relation to the requirement for environmental impact assessments and the imposition of controls on development.

    As previously discussed, the Water Resources Act 1991 can apply to contamination on land. The above remarks concerning
Section 85(1)(a) and Section 161 WRA apply equally in this context.

    The Environment Act 1995, in provisions which have not yet been implemented, sets out a new regime for dealing with liability for contaminated land. When these provisions are implemented, they will require contaminated land to be remediated to a "suitable for use" standard (so that contamination is no longer a matter of concern as long as the land remains in its present use). Liability will be allocated on the "polluter pays" principle. There will be two classes of responsible persons: Class A persons, who "caused or knowingly permitted" the pollution, and Class B, owners and occupiers of the land. Only if there is no Class A person who can be found will a Class B person be liable. If more than one appropriate person is identified within the liability group, a series of tests is set out, the application of which is designed to exclude those less responsible from liability. The question of liability thus depends in part on whether someone else can be found who is more "blameworthy."

    Proposals for a new regime to deal with radioactively contaminated land were set out in a consultation paper dated February 26, 1998 by the U.K. Department of the Environment, Transport and the Regions. It is currently intended that the approach will be broadly similar to the contaminated land regime under the Environment Act 1995 described above.

    Studies commissioned by the Company indicate that there is a limited amount of radiological contamination at Eaglescliffe, which the Company anticipates purchasing from the U.K. Ministry of Defence. The approximate $6 million purchase price will be adjusted and reduced by the cost of decontamination of the site by an independent contractor.

    U.S. Regulation. The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), applies to releases of any substance designated as a "hazardous substance" or pollutant by the U.S. Environmental Protection Agency (the "EPA"). Quantity and concentration are not factors in determining whether a substance is hazardous for purposes of CERCLA.

    Under CERCLA's liability scheme, Section 107 of CERCLA governs liability while Section 113 of CERCLA creates a mechanism for apportioning fault among potentially responsible parties ("PRPs"). CERCLA provides that the owner or operator or demise charterer of a vessel is strictly liable for damages, removal costs and investigative expenses associated with a release of a hazardous substance. Liability is joint and several with other PRPs.

    Section 107 of CERCLA provides, in part, that the PRP shall be liable for: (i) all costs of removal or remedial action incurred by the U.S. Government or a state or an Indian tribe not inconsistent with the National Contingency Plan ("NCP"); (ii) any other necessary costs of response incurred by any other person consistent with the NCP; (iii) damages for injury to, destruction of, or loss of natural resources including the reasonable costs of assessing such injury, destruction, or loss resulting from a release; and (iv) the costs of any health assessment or health effects study carried out under CERCLA.

    Generally, private litigants under CERCLA may recover their response costs against the PRP. However, under CERCLA only the U.S., a state or an Indian tribe may sue for damages for injury to natural resources and punitive damages. Punitive damages may be awarded under CERCLA up to three times the amount incurred by the U.S. Government to remediate a site.

    In addition, CERCLA provides that all costs and damages from the release of a hazardous substance incurred by the U.S. Government for which the owner or operator of a vessel is liable will constitute a maritime lien in favor of the U.S. on such vessel. Such costs and damages, accordingly, may be recovered in an action in rem.

    The liability of a PRP for the release of a hazardous substance is capped under CERCLA at $300 per gross ton, or $5 million, whichever is greater. This limit on liability is not available if the PRP violates an applicable safety, construction or operating regulation or if the release was the result of the PRP's gross negligence or willful misconduct.

    PRPs under CERCLA are entitled to only three defenses:
(i) act of God; (ii) act of war; and (iii) that the release was caused solely by the acts or omissions of a third party other than an employee or agent of the defendant or in connection with a contractual relationship with the defendant if the defendant exercised due care with respect to the hazardous substance and took precautions against foreseeable acts or omissions of any third party. All other potential defenses of the PRP are disallowed.

    The U.S. Oil Pollution Act of 1990, as amended ("OPA"), applies to all owners, operators and bareboat charterers of vessels that trade to the U.S. or its territories or possessions or operate in U.S. waters, which include the U.S. territorial seas and the 200 nautical mile exclusive economic zone of the U.S. Under OPA Responsible Parties (as defined therein) are strictly liable on a joint and several basis for discharges of oil (unless the discharge results solely from the act or omission of a third party, an act of God or an act of war) for all oil spill containment and clean-up costs and other damages arising from actual and threatened discharges of oil pertaining to their vessels. Damages include: (i) natural resources damages and the costs of assessment thereof; (ii) real and personal property damages; (iii) net loss of taxes, royalties, rent, fees and other lost government revenues; (iv) lost profits or impairment of earning capacity due to property or natural resources damage;
(v) net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and
(vi) loss of subsistence use of natural resources. OPA limits the strict liability of Responsible Parties to the greater of

$600 per gross ton or $500,000 per dry cargo vessel. However, this limit does not apply if the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or gross negligence or willful misconduct of the Responsible Party or that of a person in a contractual relationship with the Responsible Party or if the Responsible Party failed or refused to report the incident or to cooperate and assist in connection with oil removal activities. In addition, OPA specifies that vessel manning, equipment and other construction requirements that are in various stages of development by the U.S. Coast Guard (the "USCG") are applicable to new and to existing vessels.

    The USCG has promulgated a rule which requires evidence of financial responsibility equal to the aggregate of OPA's strict liability limit of $600 per gross ton and $300 per gross ton for potential liability for discharges of hazardous substances under CERCLA. Such financial responsibility, evidenced by issuance of a Certificate of Financial Responsibility (a "COFR"), may be demonstrated by a guaranty in the form of acceptable insurance, surety bond, self-insurance or other means approved by the USCG. Failure to obtain a COFR or maintain the COFR on board the vessel may result in the vessel being detained or seized and the owner or operator being fined. Claimants may bring suit directly against an insurer, surety or other party that furnishes the guaranty. In the event that such insurer, surety or other party is sued directly, it is limited to asserting the following defenses: (i) the defense that the incident was caused by the willful misconduct of the responsible party; (ii) the defenses available to the Responsible Party under OPA or CERCLA; (iii) the defense that the claim exceeds the amount of the guaranty;
(iv) the defense that the claim exceeds the property amount of the guaranty based on the gross tonnage of the vessel; and
(v) the defense that the claim has not been made under either OPA or CERCLA. Most Responsible Parties have procured financial guaranties from special purpose insurers at additional cost. The Company believes that its vessels that travel within the 200 nautical mile exclusive economic zone of the U.S. comply with these USCG requirements.

    OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and most states that border on a navigable waterway have enacted legislation providing for unlimited liability for oil spills and the release of hazardous substances.

    It is impossible to predict what additional legislation, if any, may be promulgated by the U.S., any individual U.S. state, or any other country or authority.

Insurance

    General. The operation of any vessel is subject to the inherent possibility of environmental mishaps including oil spills, and the liabilities arising from owning and operating vessels in international trade. The Company insures its vessels against the numerous risks associated with the operation of a vessel, including mechanical failure, collision, property loss and cargo loss or damage. CERCLA and OPA, which impose virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the U.S.'s exclusive economic zone for certain oil pollution accidents in the U.S., has made liability insurance more expensive for shipowners and operators trading in the U.S. market.

    Hull and Machinery and War Risks Insurance. The Company maintains marine hull and machinery and war risks insurance on each of its vessels, which includes the risk of actual or constructive total loss, currently with deductibles of up to $200,000 per vessel per incident.

    Protection and Indemnity Insurance. Protection and indemnity insurance covers the legal liability of the Company for its shipping activities. This includes the legal liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. The coverage is generally viewed as unlimited with the exception of oil pollution liability, which is limited to $500 million per vessel per incident, which limit can be increased to $700 million per incident if excess coverage is bought.

    This protection and indemnity insurance coverage is provided by mutual protection and indemnity ("P&I") Associations. Each of the vessels currently in the fleet is entered in a P&I Association which is a member of the International Group of P&I mutual assurance associations ("International Group"). The fourteen P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I Association has capped its exposure to this pooling agreement at $4.25 billion. As a member of P&I Associations, which are members of the International Group, the Company is subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group.

    The Company believes its insurance coverage is adequate to the needs and generally meets or exceeds industry norms for insurance coverage, although there can be no assurance that the Company's coverage will be sufficient to protect it from material loss under all circumstances.

Recent Developments

    Since the end of fiscal 1998, the Company has not engaged in any strategic transactions.

ITEM 2 - DESCRIPTION OF PROPERTY

    The Company's headquarters are at Puttenham Priory,
Puttenham, Surrey, which are owned by the Company and subject to a mortgage in the amount of $3.8 million as of September 30, 1998.

    The Company leases areas at Dublin, Belfast, Heysham and
Liverpool ports as follows:

    At Belfast, the Company has a contract for the preferential, but not exclusive, use of a port area which includes a berth, vehicle ramp, compound and various operation and administration buildings. This permitted user contract is for a period of 10 years from January 1, 1994, with an option to renew.

    Merchant Ferries leases an area of about five hectares at the Port of Dublin for a term of 60 years from July 1994. The Company has also entered into an operating agreement for a period of 10 years from July 1994. This agreement provides the Company with the preferential, but not exclusive, right to use the water space and a ramp for the purpose of handling its vessels for a fixed charge plus various charges for port and pilot services provided.

    At Heysham, the Company, through BFF and Merchant Ferries, has contracts with Heysham Port Limited for the use of the port facilities for a period of 10 years, until 2003. These agreements may be terminated upon 12 months' notice by either party. Both BFF's and Merchant Ferries' contracts with Heysham Port Limited provide for the provision of slot times, during which the respective company has the exclusive use of designated berths. The contract also provides for stevedoring and other services reasonable for the type of trade Merchant Ferries and BFF operate and the facilities available at Heysham.

    At Liverpool, the Company has entered into an agreement for the lease of certain berths during designated slot times. This lease will be replaced by a contract for preferential, but not exclusive, use of the new river berth which is expected to be built by late 1999.

    Although ferry operators' use contracts with port authorities are generally confidential, the Company believes that its contracts at each port are in keeping with industry standards.
The Company believes that its current space at Puttenham Priory and each port is sufficient for its needs.

    The Company also leases office and warehousing space used by Flair and Duncan at Heathrow Airport, London, England. The Company has also leased further office and warehousing facilities near Heathrow to expand its logistics businesses in the south of England.

    The Company currently leases Eaglescliffe from the U.K. Ministry of Defence. This lease is for a period of two years from February 20, 1998, until February 20, 2000, and provides for the Company's exclusive right to purchase the property during this period. The Company has an exclusive letter of intent to purchase the Eaglescliffe facility from the Ministry of Defence for a price of approximately $6 million, less the cost of the decontamination of the site by an independent contractor. The Company anticipates purchasing Eaglescliffe once the cost of decontamination has been agreed with the Ministry of Defence. Studies commissioned by the Company indicate that there is a limited amount of radiological contamination at Eaglescliffe which was created by the burning of surplus aircraft following World War II, as a consequence of which radium paint applied to the instrument dials of the aircraft seeped into the ground. In addition there is some asbestos present in the ground and certain buildings. The Company anticipates that the decontamination will be completed by early 2000.

ITEM 3 - LEGAL PROCEEDINGS

    In 1993 the Company attempted to commence its passenger/vehicle service between Almeria, Spain and Nador, Morocco. The Spanish Government initially prevented the service from operating. Thereafter, Cenargo filed a complaint with the European Commission, alleging violations by Spain of European Community regulations in prohibiting the Company's service, and Spain permitted the service to start in November 1994. The Company thereafter submitted a claim for damages against the Spanish Government which is presently proceeding in the Spanish courts. The amount of the claim is approximately $25.5 million, plus interest. Cenargo believes that were it to prevail in the current proceeding, appellate proceedings might continue for a significant time. The Company and the Spanish Government are currently in settlement discussions to resolve the issue out of court.

    From time to time the Company is a party to various routine litigation matters incidental to the Company's business arising principally from personal injury and cargo damage claims. Management believes that there are no current pending legal proceedings, individually or in the aggregate which will have a material adverse effect on the business, financial position, or results of operations or liquidity of the Company.

ITEM 4 - CONTROL OF THE REGISTRANT

    The Company is a closely-held English holding company. The following table sets forth certain information, as of December
31, 1998, concerning the beneficial ownership of the Company's outstanding Common Shares.

                    OWNERSHIP OF THE COMPANY
Name                Number of Shares        Percent of Total
Michael Hendry          49,500                    99%
Peter Morton            500                        1%

ITEM 5 - NATURE OF TRADING MARKET

    No active trading market within or outside the United States exists for the equity securities of the Company. The Company's equity securities have not been registered under the Securities
Act of 1933, as amended (the "Securities Act").

    On December 22, 1998, the registration statement covering $175,000,000 in aggregate principal amount of the Company's 9 3/4% First Priority Ship Mortgage Notes due 2008 was declared effective, and the Company offered the registered notes (the "Exchange Notes") in exchange for all of its otherwise identical outstanding restricted Notes (collectively, with the Exchange Notes, the "Notes"). The offer to exchange closed on February 1, 1999 and all restricted Notes were exchanged for Exchange Notes. While the Notes are listed on the Luxembourg Stock Exchange, there is no active trading market on that exchange for the Notes. The Notes trade in the United States in inter-dealer transactions.

ITEM 7 - TAXATION

    The following is a summary of the principal U.K. tax considerations with respect to ownership by U.S. Holders of the Notes and is based on the laws as in force and as applied in practice on the date of this report, including the U.K./U.S. double taxation convention relating to income and capital gains (the "Treaty"), and is subject to changes to those laws and practices, and any relevant judicial decision, subsequent to the date of this report.

    Interest. In the opinion of Stephenson Harwood, U.K. counsel to the Company, the Company will not be required to deduct or withhold on account of U.K. income tax from payments of principal or, for so long as the Notes are listed on the Luxembourg Stock Exchange or some other stock exchange recognized by the U.K. Inland Revenue, from payments of interest where:

         (a) the payment of interest is made by a paying agent outside the U.K.; or

         (b) the payment of interest is made by or through a person who is in the U.K. provided that (i) the person beneficially entitled to the interest is not resident in the U.K. and beneficially owns the Notes from which the interest derives or (ii) the Notes are held in a recognized clearing system, and either the person by or through whom the payment is made has received a declaration in a form required by law confirming that these requirements are satisfied or the Inland Revenue has issued a notice to that person stating that they consider them satisfied.

    In other cases interest will (subject to what is said below) be paid after deduction of tax at the lower rate (currently 20 percent) on such interest. A U.S. Holder of a Note who is entitled to the protection of the Treaty will normally be eligible to recover in full any U.K. tax withheld from payments of interest to which such Holder is beneficially entitled by making a claim under the Treaty on the appropriate form. If the claim is accepted by the Inland Revenue, they will authorize subsequent payments to that U.S. Holder to be made without withholding for U.K. tax.

    For so long as the Notes are listed on a recognized stock exchange, where any person in the U.K., in the course of a trade or profession:

         (a) acts as a custodian of a Note in respect of which he receives any interest or any interest is paid at his direction or with his consent; or

         (b) collects or secures payment of, or receives interest, on a Note for another person

(except in any case by means only of clearing a check or arranging for the clearing of a check) that person is liable to account for U.K. income tax at the lower rate (currently 20 percent) on such interest and is entitled to deduct an amount in respect thereof unless an exemption from such liability is applicable including, for example, where the Note and the interest is beneficially owned by a person not resident in the U.K. and applicable administrative and procedural requirements are satisfied, including the making of declarations as to status and eligibility.

    Except for any income tax deducted as described above (and except in the case of non-U.K. resident trustees of a trust having an ordinarily resident or resident beneficiary) a U.S. Holder will not generally be liable to U.K. tax on interest on a Note unless it is resident in the U.K. or is chargeable to income tax or corporation tax on a branch or agency in the U.K. through which it carries on a trade, profession or vocation and in connection with which the interest is received or to which the Notes are attributable. There are certain exemptions for interest received by certain categories of agent (such as some brokers and investment managers).

    Payments by Subsidiary Guarantors. It is possible that payments by a Subsidiary Guarantor would be subject to withholding on account of U.K. tax, subject to any claims made by U.S. Holders under the Treaty.

    Disposal of Notes. For U.K. tax purposes, a disposal (which includes redemption and could include the exchange of Notes for Exchange Notes) of a Note will generally not be subject to U.K. tax unless the holder is either resident or (if an individual) ordinarily resident for tax purposes in the U.K. or carries on a trade, profession or vocation in the U.K. through a branch or agency to which the Note is attributable.

    Annual Tax Charges. Provisions of the Finance Act 1993 which could impose an annual charge on corporate holders of Notes by reference to exchange rate fluctuations, and provisions of the Finance Act 1996 which could apply so as to change corporate holders to corporation tax on income on any profits (and give relief for permitted losses) by reference to accounting periods on either an authorized accruals or mark to market basis, will not apply to non-U.K. resident corporate U.S. Holders without a branch or agency in the U.K.

    Stamp Duty and Stamp Duty Reserve Tax. No U.K. stamp duty or stamp duty reserve tax is payable on the issue of the applicable Global Notes or on the issue or transfer of a Note in definitive form or on its redemption. No U.K. stamp duty will be payable in respect of any instrument of transfer of Book-Entry Interests, provided that any instrument relating to such a transfer is not executed in the U.K., and remains at all times outside the U.K. An agreement to transfer Notes should not give rise to stamp duty reserve tax in any event.

    Inheritance Tax. Notes represented by definitive notes that are not treated as situated in the U.K. and are beneficially owned by an individual domiciled outside the U.K. for U.K.

inheritance tax purposes will not be subject to U.K. inheritance tax. The status of Notes held in the form of Book-Entry Interests is, however, not free from doubt. If a Note is subject to U.K. inheritance tax and U.S. federal estate tax, the U.S./U.K. double taxation convention relating to estate and gift taxes may entitle a U.S. Holder to credit or relief in respect of the U.K. tax.

    U.S. HOLDERS OF NOTES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE U.K., OR OTHER TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF NOTES, AS WELL AS ANY APPLICABLE FOREIGN, STATE OR LOCAL TAX LAWS OR ESTATE OR GIFT TAX CONSIDERATIONS.

ITEM 8 - SELECTED FINANCIAL DATA

    The following selected historical income and balance sheet financial data as of and for the years ended September 30, 1994, 1995, 1996, 1997 and 1998 have been derived from the audited Consolidated Financial Statements of the Company, which are included elsewhere in this report. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements, including the notes thereto, included elsewhere herein.

                                       Year Ended September 30,
                              __________________________________________
                               1994     1995     1996     1997      1998
                                     (U.S. Dollars in Thousands)

Statement of Income Data
Operating revenues
Charterhire revenues, net    $41,271  $46,498  $48,750  $43,649  $ 33,790
Ferry service revenues            --    8,070   11,497   19,489    62,646
Logistics services and
  other revenues               2,706    4,998    8,010    7,930    14,669
Operating revenues            43,977   59,566   68,257   71,068   111,105
Operating expenses
Vessel and other operating
  costs                       26,795   29,274   34,127   41,159    72,103
Depreciation                   7,835    9,376   11,823   11,017    10,945
Amortization of drydocking
  and special survey costs     1,210    1,260    1,139    1,767     1,669
Amortization of goodwill          --       --       --       --       108
General and administrative
  expenses                     4,233    8,295    7,094    7,932    13,590
Foreign exchange loss (gain)     652     (983)    (916)     889        88
Operating expenses            40,725   47,222   53,267   62,764    98,503
Operating income               3,252   12,344   14,990    8,304    12,602
Other income (expense)            --       --       --       --        --
Interest income                  257      722      672      573     2,210
Interest expense              (4,166)  (6,599)  (8,894)  (8,227)  (19,565)
Income (loss) from joint
  ventures                       549      681     (965)    (435)       --
Gain on sale of marketable
  security                        --       --    1,326       --        --
Provision for impairment
  in values of vessels            --       --       --       --   (22,636)
Gain on disposition of
  fixed assets                 4,028    6,415        3       97    14,018
Other income (expense)           668    1,219   (7,858)  (7,992)  (25,973)
Income (loss) before income
  taxes                      $ 3,920  $13,563  $ 7,132  $   312  $(13,371)
                              ======   ======   ======  =======    ======
Other Financial Data
Net cash provided by (used
  in) operating activities            $16,889  $18,895  $13,931  $ 14,682
Net cash (used in) provided
  by investing activities            $(61,200) $(6,724)$(35,025) $(21,723)
Net cash provided by (used
  in) financing activities            $49,737 $(17,889) $25,021  $ 50,908
Balance Sheet Data (at end
  of period)
Cash and cash equivalents   $  5,437 $ 10,863 $  5,146 $  9,072  $ 52,939
Net book value of vessels   $ 88,872 $174,634 $163,158 $177,002  $153,166
Total assets                $147,667 $213,868 $206,523 $264,099  $349,932
Total debt                  $ 81,192 $131,153 $117,024 $164,469  $243,252
Shareholders' equity        $ 43,081 $ 52,775 $ 56,391 $ 56,751  $ 53,338
Fleet Data (at end of period) *
Total dwt of dry bulk
  carriers ('000s)               327      585      585      585       323
Total dwt of multi-purpose
  vessels ('000s)                116       95       95       95        55
Total capacity of ferries
Trailer units                    397      326      326      326       708
Passengers                     1,315    1,315    1,315    3,701     3,951
Total number of vessels           17       16       16       17        15

*Includes the Mistral operated under an operating lease.

ITEM 9 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

General

    Cenargo, an English Company, is a diversified international transportation group specializing in deepsea dry cargo shipping and European freight and passenger ferry services, as well as the movement of surface and air freight and the management of freight logistics.

    In recent years, Cenargo has been predominantly an owner and operator of deepsea dry bulk vessels, but during the year ended September 30, 1998 ("fiscal 1998") has been progressively withdrawing from this market. The Company, as at the date of this report, currently owns (including capital leased vessels) two multi-purpose general cargo vessels, six RoRo freight ferries, two RoPax freight/passenger ferries and one passenger/car ferry. The Company has two RoPax freight/passenger ferry newbuildings, with delivery scheduled for late 1999 early 2000.

Segment Analysis

Deep Sea Operations

    The deepsea operations have been effected by significant decline in the dry bulk market. Cenargo's exposure to this market has been reduced by the disposal of its Panamax vessels early in fiscal 1998 together with the disposal of three of its multi-purpose vessels, all at a profit compared to their book value. A further sudden sharp decline in the deepsea dry bulk market for Capesize vessels in August 1998 led to Cenargo's decision to sell its two Capesize vessels which were delivered to new owners in October 1998. Provision for the loss arising on the sale of the two Capesize vessels of approximately $22.6m has been made in the results for fiscal 1998.

    The Company's two remaining multi-purpose vessels are both employed on profitable time charters until mid 1999, and the Company is currently investigating potential business opportunities.

Irish Sea Services

    The Company's strategy to continue the development of its Irish Sea Services was developed in February 1998, with the acquisition of BFF, freight service between Heysham in the UK and Belfast in Ireland, as part of Cenargo's acquisition of Scruttons. During fiscal 1998, both BFF and Cenargo's existing Irish Sea service, operated by Merchant Ferries, have benefited from strong demand, supported by strong market growth in trade across the Irish Sea. Cenargo is currently developing a new Irish Sea service between Liverpool and Dublin which is scheduled to started in February 1999 following delivery of the Company's second new RoPax Vessel from the shipyard on 26th January 1999. The start of this new service had been delayed due to the delay of delivery of the second RoPax Vessel, caused by vendor delays. Under the terms of the contract with the shipyard for building of these vessels the shipyard has to pay $19,800 per day for each day's delay beyond the scheduled delivery date. The shipyard is claiming "force majeure" for part of the delay, resulting in $792,000 of the amount due being paid into a joint escrow account pending the outcome of an arbitration.

Ferrimaroc

    Ferrimaroc, which operates as a passenger, car and freight ferry service between Southern Spain and Eastern Morocco, continues to operate profitably trade successfully. Passenger volumes continue to grow strongly in this market, and has led to Ferrimaroc reporting a strong full year result for fiscal 1998.

Other Businesses

    The development of the Cenargo logistics businesses has continued strongly during fiscal 1998. The range of activities offered has increased following the acquisition in June 1998 of the net assets and trade of a small sea freight forwarding operation located near Heathrow, London by Duncan. The purchase of Eaglescliffe, an ex-Ministry of Defence warehousing complex in the North East of England, is expected to be completed during the first half of 1999. Cenargo is currently leasing part of the site, which is bonded and has been granted the status of an ICD clearance depot, so that import clearance procedures can be completed on the site rather than at the port of entry into the United Kingdom, and imported goods can be held on the site without paying import duty and value added tax, until the goods are dispatched to the consignee.

Results of Operations

Year Ended September 30, 1998 compared to Year Ended
September 30, 1997

Operating Revenues

    Operating revenues increased in the Year ended September 30, 1998 (the "1998 Year") by $40.0m, or 56.2%, to $111.1m compared to $71.1m in the year ended September 30, 1997 (the "1997 Year"). The increase comprises a $9.9m, or 22.7%, decrease in charter hire revenues, a $43.1m, or 220%, increase in ferry service revenues and a $6.8m, or 86%, increase in logistics services and other revenues. The increase in ferry service revenues was due to the inclusion of Merchant Ferries results (which were reflected in income from joint ventures for 9 months of the 1997
Year) and BFF results. The increase in logistics services and other revenues was due to the inclusion of revenues from Flair (acquired in September 1997), inclusion of revenues from Scruttons (NI) Limited (acquired as part of Scruttons) and revenues from Duncan acquired in May 1998. The decrease in charter hire revenue represents the loss of charter hire previously generated by six of the Company's deepsea vessels disposed of in the first and second quarters of 1998, the effect of the scheduled dry-docking of a Capesize vessel offset by the inclusion of charter hire from a Merchant Ferries vessel employed under a bareboat charter.

Operating Expenses

    Vessels and other operating costs increased in the 1998 Year by $31.0m, or 75.4%, to $72.1m compared to $41.1m in the 1997
Year, primarily as a result of the inclusion of Merchant Ferries, BFF, Flair and Duncan results in the 1998 Year offset by decreased deepsea vessel operating costs as a result of the six vessels sold.

    Depreciation for the 1998 Year has decreased by $0.1m, or 1%, to $10.9m compared to $11.0m in the 1997 Year, which represents the reduction of depreciation on vessels sold and the inclusion of depreciation on Merchant Ferries and BFF vessels in the 1998 Year. Amortization of dry-docking and special survey costs for both 1998 and 1997 Years was $1.7m reflecting an increase due to the inclusion of BFF vessels offset by a decrease due to the vessels sold.

    General and administrative expenses for the 1998 Year increased by $5.6m, or 70.9%, to $13.5m compared to $7.9m in the 1997 Year, representing the inclusion of Merchant Ferries, BFF,
Flair and Scruttons costs in the 1998 Year.

    Primarily as a result of these developments, total operating expenses increased by $35.7m or 56.8%, to $98.5m for the 1998
Year compared to $62.8m for the 1997 Year.

Net Operating Income

    As a result of the foregoing factors, net operating income increased by $4.3m, or 51.8%, to $12.6m for the 1998 Year compared to $8.3m for the 1997 Year.

Other Operating Income/Expenses

    Interest income increased by $1.6m, or 266%, to $2.2m for the 1998 Year compared to $0.6m for the 1997 Year due to increased interest from cash deposits from the proceeds of the disposal of vessels. Interest expense increased by $11.4m, or 139%, to $19.6m for the 1998 Year compared to $8.2m for the 1997 Year.
The increase was due to increased interest costs as a result of the Notes issue (as defined below), the inclusion of interest rate swap contract termination costs of $6.7m and inclusion of a non-cash charge of $0.5m representing unamortized finance charges written off on repayment of bank loan facilities, from the proceeds of the Notes issue (as defined below).

    Loss/gain on disposal of fixed assets increased by $8.7m to a loss of $8.6m in the 1998 Year compared to a profit of $0.1m in the 1997 Year. The loss for the 1998 Year was due to the profit on the disposal of six deepsea vessels of approximately $14.0m offset by a provision for impairment in value of Cenargo's two Capesize vessels of $22.6m, providing in full for the loss on the disposal on these vessels subsequent to the fiscal year end.

Income Taxes

    Income tax benefit in the 1998 Year was $9.5m, or 71% of pre-tax results, compared to $0.1m in the 1997 Year.

Net Income

    As a result of the foregoing, net loss was $3.9m, or 3.5% of operating revenues, in the 1998 Year compared to net income of $0.4m in the 1997 Year.

Liquidity and Capital Resources

    Total shareholders' equity at September 30, 1998 was $53.3m compared to $56.7m at September 30, 1997. The decrease of $3.4m is represented by net loss of $3.8m and the cumulative translation adjustment of $0.4m, on translation of sterling based subsidiary companies.

    Long term debt at September 30, 1998 consists of $172.3m 9 3/4% First Priority Ship Mortgage Notes (the "Notes") and $42.65m currently drawn down from an $85.5m facility to finance building contracts for the two Newbuild Vessels, together with other secured debt and obligations under capital leases.

    At September 30, 1998 the Company had cash and cash equivalents of $52.9m compared to $9.1m at September 30, 1997. Cash and cash equivalents increased by $43.8m principally as a result of the proceeds of disposition of vessels and proceeds from the offering of the Notes. At September 30, 1998 approximately $22.7m is held in escrow/blocked accounts to fund delivery installments due on the second RoPax Vessel together with deposits for the sale of the two Capesize vessels, held as escrow property to secure the Notes.

Year Ended September 30, 1997 compared to Year Ended
September 30, 1996

Operating Revenues

    Operating revenues increased $2.8 million, or 4.1%, to $71.1 million in fiscal 1997 from $68.3 million in fiscal 1996, as an $8.0 million, or 69.5%, increase in ferry service revenues was offset in part by a $5.3 million, or 10.5%, decrease in charterhire revenues. The increase in ferry service revenues was attributable to a significant increase in revenues from Ferrimaroc's Spain-Morocco ferry service as a result of an increase in volume and the introduction of a second ferry, as well as the inclusion of Merchant Ferries' revenues for the fourth quarter of fiscal 1997 as a result of the Company's acquisition of the remaining 50% of Merchant Ferries in July 1997. The decrease in charterhire revenues was attributable to a decline in charter rates across all of the Company's deepsea sectors (which resulted from an unfavorable change in the balance between supply and demand in each sector), as well as an increase in the number of off-hire days as a result of scheduled drydockings, offset in part by a decrease in off-hire days between charters. In addition, other revenues, which reflects revenues derived from the Company's third-party shipbroking and freight forwarding operations, decreased by $0.1 million in fiscal 1997. Other revenues in fiscal 1997 includes revenues derived by CBS from a contract of affreightment. Other revenues in fiscal 1996 includes a commission earned by CBS for broking the purchase of two vessels by a third party.

Operating Expenses

    Vessel and other operating costs increased $7.0 million, or 20.6%, to $41.2 million, or 57.9% of operating revenues, in fiscal 1997 from $34.1 million, or 50.0% of operating revenues, in fiscal 1996. The increase in vessel operating costs was attributable primarily to the inclusion of Merchant Ferries' results for the fourth quarter of fiscal 1997, as well as increased costs at Ferrimaroc as a result of the increased volume and the introduction of a second ferry.

    Depreciation decreased $0.8 million, or 6.8%, to $11.0 million, or 15.5% of operating revenues, in fiscal 1997 from $11.8 million, or 17.3% of operating revenues, in fiscal
1996, as the inclusion of depreciation attributable to Merchant

Ferries' vessels for the fourth quarter of fiscal 1997 was more than offset by the elimination of depreciation relating to three deepsea vessels that were fully depreciated by the beginning of fiscal 1997.

    Amortization of drydocking and special survey costs increased $0.6 million, or 55.1%, to $1.8 million, or 2.5% of operating revenues, in fiscal 1997, from $1.1 million, or 1.7% of operating revenues, in fiscal 1996 primarily as a result of the increase in scheduled drydockings during fiscal 1997, as well as the inclusion of Merchant Ferries' results for the fourth quarter of fiscal 1997.

    General and administrative expenses increased $0.8 million, or 11.8%, to $7.9 million, or 11.2% of operating revenues, in fiscal 1997 from $7.1 million, or 10.4% of operating revenues, in 1996. The increase in general and administrative expenses was attributable primarily to the inclusion of Merchant Ferries' results for the fourth quarter of fiscal 1997.

    Foreign exchange losses were $0.9 million, or 1.3% of operating revenues, in fiscal 1997 compared to foreign exchange gains of $0.9 million, or 1.3% of operating revenues, in fiscal
1996.

Other Operating Income/Expenses

    Interest expense, net decreased $0.6 million, or 9.3%, to $
7.7 million, or 10.8% of operating revenues, in fiscal 1997 from $8.2 million, or 12.0% of operating revenues, in fiscal 1996 primarily due to lower borrowing costs in fiscal 1997, offset in part by the inclusion of Merchant Ferries' interest expense for the fourth quarter of fiscal 1997.

    Other income (expense) in fiscal 1997 consisted of a $0.4 million loss from joint ventures, representing the Company's share of Merchant Ferries, loss prior to its being consolidated with the Company, and a $0.1 million gain on the disposition of fixed assets. Other income (expense) in fiscal 1996 consisted of a $1.0 million loss from joint ventures, representing the Company's share of Merchant Ferries' loss for such year, which was more than offset by a $1.3 million gain from the sale of marketable securities resulting from the sale by the Company of an investment in a Far East-based shipping company.

Income Taxes

    Income tax benefit in fiscal 1997 was $0.1 million, or 30.5% of pre-tax income, compared to income taxes of $2.7 million, or 34.2% of pre-tax income, in fiscal 1996.

Net Income

    As a result of the foregoing, net income was $0.4 million, or 0.6% of operating revenues, in fiscal 1997 compared to $4.4 million, or 6.5% of operating revenues, in fiscal 1996.

The Notes

    Pursuant to a Purchase Agreement dated June 19, 1998, the Company sold unregistered 9 3/4% First Priority Ship Mortgage Notes due 2008 (the "Restricted Notes") in an aggregate principal amount of $175,000,000 to BancBoston Securities Inc. (the "Initial Purchaser") in reliance upon, and subsequently resold by the Initial Purchaser thereof under, exemptions from the registration provisions of the Securities Act (including those provided by Section 4(2) thereof, and Rule 144A and Regulation S promulgated thereunder). The Initial Purchasers subsequently placed the Restricted Notes with qualified institutional buyers in reliance upon Rule 144A under the Securities Act and with a limited number of accredited investors (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act). The net proceeds to the Company from the sale of the Restricted Notes (the "Offering") were approximately $166.2 million. The Company used such net proceeds (i) to refinance approximately $131.9 million of existing indebtedness, (ii) to fund the final installments of the purchase price of the two RoPax Vessels by depositing $31.3 million into an escrow account, and (iii) retained the balance for working capital purposes.

    Pursuant to a prospectus dated December 22, 1998, under a Registration Statement declared effective on that date under the Securities Act, the Company commenced an offer (the "Exchange Offer") to exchange $1,000 principal amount of its registered
9 3/4% First Priority Ship Mortgage Notes due 2008 (the "Exchange Notes") for each $1,000 principal amount of the Restricted Notes. The form and terms of the Exchange Notes are identical in all material respects to those of the Restricted Notes, except for certain transfer restrictions and registration rights relating to the Restricted Notes. The Exchange Notes have the same redemption terms as the Restricted Notes. The Exchange Notes evidence the same indebtedness as the Restricted Notes and were and will be issued pursuant to, and entitled to the benefits of, an Indenture among the Company, the Subsidiary Guarantors and the Bankers Trust Company, (the "Trustee"), dated as of June 19, 1998 governing the Restricted Notes and the Exchange Notes (the "Indenture")(the Restricted Notes and Exchange Notes collectively referred to herein as the "Notes").

    The Notes are secured by first priority statutory mortgages and deeds of covenants (including first assignments of insurances) collateral thereto (the "Mortgages") on the vessels securing the Notes (the "Mortgaged Vessels"). In the event that the Company and the Subsidiary Guarantors default on their obligations to make payments in respect of the Notes, holders of the Notes would be entitled to payment out of the proceeds from the sale of the Mortgaged Vessels.

    Prior to June 15, 2003, the Notes will be subject to redemption at the option of the Company, in whole but not in part, upon a Change of Control, at specified redemption prices. On and after June 15, 2003, the Notes will be subject to redemption at any time at the option of the Company, in whole or in part, at specified redemption prices. In addition, the Notes will be redeemable at the option of the Company, in whole but not in part, at specified redemption prices, in the event changes in withholding tax treatment of the Notes would obligate the Company to pay Additional Amounts. Moreover, at any time prior to June 15, 2001, the Company may redeem up to 35% of the aggregate principal amount of the Notes at a redemption price equal to 109.75% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the redemption date, with the net cash proceeds of one or more public offerings of equity securities, other than Disqualified Stock, of the Company, provided that at least $113.75 million in principal amount of Notes remains outstanding immediately after the occurrence of each such redemption.

    Upon the occurrence of a Change of Control, (a) each holder of Notes will have the right to require the Company to repurchase all or any part of such holder's Notes at a repurchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the date of repurchase.

    The Notes are fully and unconditionally guaranteed on a senior basis, jointly and severally, by the Subsidiary
Guarantors.

    The Notes and the Subsidiary Guarantees are senior obligations of the Company and of the Subsidiary Guarantors, respectively, will rank pari passu in right of payment with all existing and future senior indebtedness of the Company and of the Subsidiary Guarantors, respectively, and will be senior in right of payment to all future subordinated indebtedness of the Company and of the Subsidiary Guarantors, respectively.

    As to each Mortgaged Vessel, the Subsidiary Mortgagor granted to the Trustee a Mortgage on such Mortgaged Vessel to secure the payment of all sums of money (including principal, premium, interest, and Liquidated Damages, if any) from time to time payable by such Subsidiary Mortgagor under its Subsidiary Guarantee, the payment of principal, premium, interest and

Liquidated Damages, if any, on the Notes, the payment of all other sums payable by Cenargo under the Indenture and the payment of all other sums payable under the Security Agreements. The Mortgages were recorded in accordance with the provisions of the law of the country in which the applicable Mortgaged Vessel is registered. Concurrently with the closing of the Offering, all previously existing mortgages on the Mortgaged Vessels were released. The maximum liability of each Subsidiary Mortgagor under its Mortgages is limited to the same extent as such Subsidiary Mortgagor's maximum liability under its Subsidiary Guarantee.

The Credit Facility

    The Company entered into a credit facility with Bank Boston, N.A. (the "Credit Facility") concurrently with the consummation of the Offering. The Credit Facility makes available to the Company up to $85.5 million as a construction and term loan facility to finance the acquisition and construction of vessels and for working capital and general corporate purposes.

    Obligations under the Credit Facility are guaranteed by the Subsidiary Guarantors and all future and direct and indirect subsidiaries and parents of the Company. In addition, drawings under the Credit Facility are secured by, among other things, first mortgages on vessels acquired with the proceeds of such drawings and certain other vessels not serving as Collateral for the Notes, assignments of insurance proceeds and earnings and, in certain cases, assignments of charters.

    The Credit Facility contains various covenants that restrict the Company from taking various actions and that require that the Company observe certain financial covenants. The Credit Facility's covenants include covenants relating to loan to collateral value ratios, an interest coverage ratio, a leverage ratio, a minimum net worth test and limitations on indebtedness, granting of liens, mergers, acquisitions, disposition of assets, change in business activities and certain other corporate activities.

    The Credit Facility provides for events of default, including nonpayment of principal, interest or fees, covenant defaults, breaches of representations or warranties in any material respect, cross default and cross acceleration to certain other indebtedness, bankruptcy, certain environmental matters, material judgment defaults and change of control.

Vessel Financing Leases

    Two of the Company's vessels (Saga Moon and River Lune) have been financed in sale/leaseback transactions guaranteed by Scruttons under which BFF has sold or bareboat chartered a vessel to an unaffiliated third party and bareboat chartered the vessel back from such third party.

    The Mistral is leased by the Company under a five year charter providing for charterhire of approximately $3 million per year. The vessel may be sold at the conclusion of the five year charter period to a third party. However, the Company's commission for its role as exclusive sales agent will be 95% of the sale price of the vessel.

Substantial Leverage and Debt Service

    Upon consummation of the sale of the Restricted Notes, the Company became highly leveraged, with $218.1 million of total indebtedness outstanding (including the Notes) and $61.9 million of shareholders' equity. Subject to the restrictions in the Indenture and under the Credit Facility, each of Cenargo and its subsidiaries, including the Subsidiary Guarantors, may incur additional indebtedness from time to time, including under the Credit Facility. The degree to which the Company is leveraged could have important consequences for holders of the Notes, including but not limited to the following: (i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be limited; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of interest on the Notes and any other future indebtedness, thereby reducing the funds available to the Company for other purposes;
(iii) indebtedness outstanding under the Credit Facility is secured by security interests in, or liens on, certain of the assets of the Company, and may become due prior to the time the principal on the Notes will become due; (iv) the Company may be hindered in its ability to withstand competitive pressures and respond to changing business conditions; (v) the Company may be more vulnerable in the event of a downturn in general economic conditions or in its business; (vi) the Company may be more highly leveraged than others with which it competes, which may put it at a competitive disadvantage; and (vii) the Company's indebtedness (other than the Notes), including under the Credit Facility, may bear interest at floating rates, thereby rendering the Company vulnerable to increases in interest rates.

Cyclicality of Shipping Industry

    The shipping industry has been highly cyclical, experiencing volatility in profitability, vessel values and charter rates resulting from changes in the supply of, and demand for, shipping capacity. The demand for ships is influenced by, among other factors, global and regional economic conditions, developments in international trade, changes in seaborne and other transportation patterns, weather patterns, crop yields, armed conflicts, port congestion, canal closures, political developments, conflicts, embargoes and strikes. The demand for ships is also influenced by, among other things, the demand for consumer goods, perishable foodstuffs and dry bulk commodities. Demand for such products is affected by, among other things, general economic conditions, commodity prices, environmental concerns, weather and competition from alternatives to coal and oil. The supply of shipping capacity is a function of the delivery of new vessels and the number of older vessels scrapped, converted to other uses, reactivated or lost. Such supply may be affected by regulation of maritime transportation practices by governmental and international authorities. All of these factors which affect the supply of and demand for vessel capacity are beyond the control of the Company. In addition, the nature, timing and degree of changes in the shipping markets in which the Company operates, as well as future charter rates and values of its vessels, are not readily determinable.

Foreign Currency Risks

    The Company is exposed to the risk of fluctuations in foreign currency exchange rates due to the international nature and scope of its operations. The Company's revenues and expenses are affected by fluctuations in currency exchange rates among and between the U.K. Pound Sterling, the Irish Punt, the Spanish Peseta and the U.S. Dollar. The Company does and will from time to time engage in hedging to manage risks related to foreign currency fluctuations. See Note 2 of Notes to the Company's Consolidated Financial Statements as of and for the years ended September 30, 1996, 1997 and 1998.

Interest Rate Swap Contracts

    The Company has used interest rate swap contracts to manage its exposure to fluctuations in interest rates in recent years. The Company was a party to two principal interest rate swap contracts with a maximum nominal contract value of $92.25 million in August 1998, amortizing to $51.75 million in August 2004, bearing a fixed rate of interest of 6.98%. These contracts had been in place to hedge the Company's exposure to interest rate fluctuations on the Company's existing bank credit facility. In connection with the Offering, the Company has repaid all outstanding borrowings under its existing bank credit facility and terminated this facility.

    As a result of the termination of the Company's existing bank credit facility and concerns over future interest rates, the Company has terminated its interest rate swap contracts at a cost of $6.7 million.

The Year 2000 Computer Problem

    The Company is undertaking steps to render its onshore computer systems Y2K compliant prior to January 1, 2000. The technical managers of the Company's vessels have identified the Y2K issues in regard to their own systems and the on-board systems of those of the Company's vessels that each manager maintains, and expect to resolve any issues prior to January 1, 2000. The Company has formed a working group to assess the Y2K risks relating to third parties, but has not yet formulated a contingency plan for handling the most reasonably likely worst case scenario. Overall, the Company does not believe it will incur material expense in order to undertake any necessary corrective action. Nevertheless, there can be no assurance that the Company will not experience difficulties or losses as a result of Y2K problems experienced by either the Company or third parties

The Asian Economic Problem

    In the first three months of 1998, industry spot charter rates decreased to a certain degree, apparently as the result of the recent economic difficulties in Asia. Although the Company does not expect the Asian economic problem to have a material adverse effect on its financial condition or results of operations, there can be no assurance that the Company will not be adversely affected by the recent economic problems in Asia.

ITEM 10 - DIRECTORS AND OFFICERS OF THE REGISTRANT

    Set forth below are the names and positions of the directors and executive officers of the Company. Directors of the Company are elected annually, and each director holds office until a successor is elected. Officers of the Company are elected from time to time by vote of the Board of Directors and hold office until a successor is elected.

                           The Company

    The directors and executive officers of the Company are listed below:

Name                         Age            Position

Michael Hendry               45             Chairman

Annabel Hendry               47             Director

Peter Morton                 50             Managing Director,
                                            Irish Sea Ferry
                                            Services and
                                            Director

Paul Gregory                 57             Finance Director,
                                            Director Responsible
                                            for Logistics

Michael Jones                56             Managing Director,
                                            Cenargo Broking
                                            Services and Director

Certain biographical information with respect to each of these individuals is set forth below:

    MICHAEL HENDRY has been Chairman of the Company since its founding in 1979. Prior to that time, Mr. Hendry was employed by Marine Development from 1975 to 1977 and Managing Director of Transocean Broking from 1977 to 1979. Mr. Hendry graduated from Birmingham University in 1974 with a Bachelor of Science Degree and immediately entered the shipping business, working in ship agency, design and marine fabrication and shipbroking before founding Cenargo in 1979, at the age of 26. Mr. Hendry has served as a member since 1988 and as a Board Director since 1997 of the General Council of Lloyd's Register of Shipping Trust Corporation Limited, a classification society.

    ANNABEL HENDRY has been a director of the Company since its founding. Mrs. Hendry is the wife of Michael Hendry, the Company's Chairman.

    PETER MORTON was a founding director of the Company in 1979 and has been a full time director of the Company since 1981. Prior to that time, Mr. Morton was Client Manager of Lombard Finance from 1973 to 1976; Manager of O.T. Africa Line from 1977 to 1978, where he assisted in the development of RoRo services to West Africa; and a director of and consultant to the Asian Controlled Shipping and Trade Finance Group from 1979 to 1981. Mr. Morton has been a non-executive director of Marine Shipping Mutual Insurance Co. Ltd. since 1992.

    PAUL GREGORY joined the Company in 1990 and has been a director since 1994. Prior to that time, Mr. Gregory worked for 12 years with Ocean Group plc, a large U.K. transportation group.

While at Ocean Group, he served for three years in Nigeria as General Manager of Elder Dempster (Agencies Nigeria) Limited from 1983 to 1986, acted as a director of Elder Dempster Lines and Palm Line Limited from 1986 to 1988, acted as managing director of the U.K./West Africa lines joint service office from 1986 to 1988 and acted as Group Quality Director from 1988 to 1990.
Mr. Gregory is a Fellow of the Institute of Chartered Accountants in England and Wales.

    MICHAEL JONES has been employed by the Company since 1988 and a director of the Company since March 1995. Mr. Jones has been engaged in the shipping business since 1961. In 1972, Mr. Jones was appointed Commercial Manager of Cunard Brocklebank Bulkers, where he was in charge of the employment, revenue, profitability and operation of eight newbuild 27,000 dwt dry bulk carriers. This was followed by senior positions in shipbroking companies from 1977 until 1988, during which time Mr. Jones represented charterers as well as owners. Mr. Jones has been a member of The Baltic Exchange, London since 1964.

ITEM 11 - COMPENSATION OF DIRECTORS AND OFFICERS

    During the fiscal year ended September 30, 1998, the Company paid an aggregate of approximately $1.8 million in compensation to its chairman and directors (who comprise the Company's executive officers) as a group. The Company has written employment contracts with all employees except Michael Hendry and Annabel Hendry. In addition, the Company provides certain non-cash benefits to its employees and executive officers.

ITEM 13 - INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

    Not applicable


                             PART IV

ITEM 17 - FINANCIAL STATEMENTS

    See pages F-1 through F-23, which are attached hereto and incorporated herein.

ITEM 19 - FINANCIAL STATEMENTS AND EXHIBITS

    The following financial statements, together with the report of Moore Stephens, Independent Chartered Accountants, are filed as part of this annual report:

           INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Financial Statements

    Report of Moore Stephens, Independent Chartered
      Accountants.........................................  F-1
    Consolidated Statements of Income for the years
      ended September 30, 1998, 1997 and 1996               F-2
    Consolidated Balance Sheets as of September 30, 1998
      and 1997............................................  F-3
    Consolidated Statements of Cash Flows for the
      years ended September 30, 1998, 1997 and 1996.......  F-4
    Notes to Consolidated Financial Statements............  F-6

                    CENARGO INTERNATIONAL PLC
                 REPORT AND FINANCIAL STATEMENTS
                       SEPTEMBER 30, 1998

INDEPENDENT AUDITORS REPORT

The Board of Directors and Shareholders
Cenargo International Plc

    We have audited the accompanying consolidated balance sheets of Cenargo International Plc and subsidiaries as of September 30, 1998 and 1997, and the related consolidated statements of income and cash flows for each of the years in the three year period ended September 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cenargo International Plc and subsidiaries as of September 30, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the years in the three year period ended September 30, 1998 in conformity with accounting principles generally accepted in the United States.



Moore Stephens
Chartered Accountants
St. Paul's House
Warwick Lane,
London, EC4P 4BN
January 28, 1999

                          CENARGO INTERNATIONAL PLC
                      Consolidated Statements of Income
                Years Ended September 30, 1998, 1997 and 1996
                          (Expressed in thousands)

                                  Note          1998       1997       1996

Operating revenues
Charterhire revenues                          $34,906    $45,570    $50,889
Ferry service revenues                         62,646     19,489     11,497
Logistics services and
other revenues                                 14,669      7,930      8,010
Brokers' commission                            (1,116)    (1,921)    (2,139)
Operating revenues                  5         111,105     71,068     68,257
Operating expenses
Vessel and other operating costs               72,103     41,159     34,127
Depreciation                                   10,945     11,017     11,823
Amortization of drydocking and
  special survey costs                          1,669      1,767      1,139
Amortization of goodwill                          108          -          -
General and administrative expenses            13,590      7,932      7,094
Foreign exchange loss                              88        889       (916)
Operating expenses                             98,503     62,764     53,267
Operating income                               12,602      8,304     14,990
Other income (expense)
Interest income                                 2,210        573        672
Interest expense                  17(a)       (19,565)    (8,227)    (8,894)
(Loss) income from
  joint ventures                   10               -       (435)      (965)
Gain on disposition of
  fixed assets                                 14,018         97          3
Provision for impairment in
  value of vessels                2(m)        (22,636)         -          -
Gain on sale of marketable
  securities                                        -          -      1,326
Other (expense) income                        (25,973)    (7,992)    (7,858)
(Loss) income before income taxes             (13,371)       312      7,132
Income taxes                        6           9,506         95     (2,688)
Net (loss) income                            $ (3,865)  $    407   $  4,444
                                              =======    =======    =======

         See accompanying notes to consolidated financial statements

                          CENARGO INTERNATIONAL PLC
                         Consolidated Balance Sheets
                      As of September 30, 1998 and 1997
                          (Expressed in thousands)
                                  Note           1998       1997

Assets
Current assets
Cash and cash equivalents                     $30,257     $9,072
Cash held in escrow and
  blocked deposits                  7          22,682          -
Trade accounts receivable                      17,247      8,610
Other receivables                               5,892      3,435
Due from joint ventures            10           2,024          -
Inventories                                     1,804      1,598
Prepaid expenses and accrued
  income                                        3,902        880
                                              _______    _______
Total current assets                           83,808     23,595

Non current assets
Vessels and equipment               8         158,541    179,141
Land and buildings                  8          11,827     10,999
Vessels under construction          9          77,115     42,074
Investments in joint ventures      10               -        108
Loans to joint ventures            11           4,057      4,842
Goodwill, net                                   1,132        935
Trade investments                                 596          -
Deferred charges, net              12           7,646      2,405
Pension fund debtor                13           5,210          -
                                              _______    _______
Total assets                                 $349,932   $264,099
                                              =======    =======

Current liabilities
Current maturities of
  long-term debt                   14          $2,288    $15,298
Capital lease obligations          19           3,537          -
Trade accounts payable                         11,155      8,595
Accrued expenses                                7,167      3,757
Accrued interest - ship
  mortgage notes                                4,882        -
Other creditors                                11,731      2,561
Due to joint ventures              10               -      1,153
                                              _______    _______
Total current liabilities                      40,760     31,364

Long-term liabilities
Ship Mortgage Notes                14         172,345          -
Long-term debt                     14          49,625    147,891
Capital lease obligations          19          15,457          -

Other creditors                                 2,010      3,410
Deferred taxation                   6          16,397     24,683
                                              _______    _______
Total liabilities                             296,594    207,348
Contingent liability               18               -          -
                                              _______    _______

Shareholders' equity
Share capital                      15              21          -
Cumulative translation adjustment                 384        (47)
Retained earnings                              52,933     56,798
                                              _______    _______

Total shareholders' funds                      53,338     56,751
                                              _______    _______

Total liabilities and
  shareholders' funds                        $349,932   $264,099
                                              =======    =======

         See accompanying notes to consolidated financial statements

                          CENARGO INTERNATIONAL PLC
                    Consolidated Statements of Cash Flows
                   As of September 30, 1998, 1997 and 1996
                          (Expressed in thousands)

                                               1998       1997       1996

Operating activities
Net (Loss) income                             $(3,865)      $407     $4,444

Adjustments to reconcile net income to net
cash provided by operating activities:
Loss (income) from joint ventures                 -          435        965
Amortization of drydocking and special
survey costs                                    1,669      1,767      1,139
Depreciation                                   10,945     11,017     11,923
Gain on sale of marketable securities             -          -       (1,326)
Amortization of goodwill                          108        -          -
Gain on disposition of fixed assets           (14,018)       (97)        (3)
Provision for diminution in value of
assets                                         22,636        -          -
Provision for diminution in value of
investment in joint ventures                      108        -          -
Foreign exchange loss (gain)                      675        890       (916)
(Increase)/decrease in pension debtor             182        -          -
(Increase) decrease in trade accounts
receivable                                     (2,873)     3,368     (2,244)
(Increase) decrease in other receivables         (810)    (2,553)     2,029
(Increase) decrease in inventories                501       (369)      (720)
(Increase) decrease in prepaid expenses
  and accrued income                           (5,406)      (215)      (504)
Increase (decrease) in trade accounts
  payable                                         (96)    (1,698)    (1,315)
Increase (decrease) in accrued expenses         6,486     (1,641)     3,859
Increase (decrease) in other creditors          7,852      2,178       (262)
Increase (decrease) in deferred tax liability  (9,412)       442      1,926


Net cash provided by operating activities      14,682     13,931     18,895

Investing activities

Additions to land and buildings                  (804)      (274)    (2,358)
Additions to vessels and equipment             (3,254)      (648)    (3,418)
Additions to vessels under construction       (83,730)   (39,793)    (2,281)
Purchase of subsidiary undertakings, net of
cash acquired                                  (5,170)    (1,143)       -
Purchase of other investment                      -         (106)       -
Proceeds from sale of marketable security         -        6,613        -
Proceeds from sale of fixed assets             71,235        326      1,333

Net cash used in investing activities         (21,723)   (35,025)    (6,724)

                          CENARGO INTERNATIONAL PLC
                    Consolidated Statements of Cash Flows
                   As of September 30, 1998, 1997 and 1996
                          (Expressed in thousands)



                                               1998       1997       1996

Financing activities

Proceeds from long-term debt                 $214,928   $243,882    $18,076
Repayment of long-term debt                  (155,582)  (210,106)   (31,944)
Due (to) from joint ventures                   (2,392)    (6,018)    (1,423)
Repayments of capital leases                   (1,541)      (398)      (261)
Deferred charges paid                          (4,526)    (2,339)    (2,337)
Increase in share capital                          21        -          -
                                             ________   ________    _______

Net cash provided by (used in)
financing activities                           50,908     25,021    (17,889)
                                             ________   ________    _______

Net increase (decrease) in cash and
cash equivalents                               43,867      3,927     (5,718)
Cash and cash equivalents at beginning
of year                                         9,072      5,145     10,863
                                             ________    _______    _______

Cash and cash equivalents at end
of year                                       $52,939     $9,072     $5,145
                                             ========    =======    =======

Supplemental disclosure of cash flow information:

Interest paid, net of capitalized
interest                                      $23,601     $9,025     $9,364
Income taxes paid                                 -          -          -
                                             ========    =======    =======


Purchase of subsidiary undertakings

Cash paid                                     $25,769     $1,176     $  -
Net proceeds on sale of divisions             (15,112)       -          -
Cash acquired                                  (5,487)       (33)       -
                                             ________    _______    _______

                                               $5,170     $1,143     $  -
                                             ========    =======    =======

See accompanying notes to consolidated financial statements

                    CENARGO INTERNATIONAL PLC
           Notes to Consolidated Financial Statements
             As of September 30, 1998, 1997 and 1996

1.  General

    The Company was incorporated in 1979 in the United Kingdom and has owned and operated vessels since 1982. The Company's principal activities include ferry services, ship owning and operating, shipbroking, logistics services and freight forwarding. The Company and its subsidiaries currently operate a fleet consisting of 14 owned and capital leased vessels, including Capesize dry bulk carriers, freight and passenger ferries and multipurpose general cargo ships. During the year there were four freight passenger ferries on order, one of which was delivered by the year end and one subsequent to the year end.

2.  Accounting policies

    (a)  Basis of accounting

         The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States.

         The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The following are significant accounting policies adopted by the Company:

    (b)  Consolidation

         The consolidated financial statements incorporate the assets and liabilities of the Company and its wholly-owned or majority controlled subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

                    CENARGO INTERNATIONAL PLC
     Notes to Consolidated Financial Statements (Continued)
             As of September 30, 1998, 1997 and 1996


Accounting policies (continued)

         Entities in which the Company has a majority of the voting rights are consolidated. Non-equity financing provided by the minority interests is accounted for as other loans. Minority interest in the results of operations is not taken into account in the periods as the results were not material.

    (c)  Investments in joint ventures

         The Company's investments in joint ventures are accounted for using the equity method of accounting whereby the carrying value is cost plus the Company's share of post-acquisition net income (loss). Where investments in joint ventures are not material to the Company, the investments are carried at cost less any diminution for value which is other than temporary.

    (d)  Cash and cash equivalents

         For the purposes of the consolidated statements of cash flows, demand and time deposits with original maturities of three months or less are considered equivalent to cash.

    (e)  Inventories

         Inventories, which comprise fuel and consumable stores, are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis.

    (f)  Vessels, equipment, land and buildings

         The cost of the vessels less estimated residual value is written off on a straight-line basis over the vessels' remaining lives. The vessels' lives are estimated as being between 15 and 25 years from dates of delivery. Other equipment is depreciated over its estimated residual life at rates of between 14% and 25% on a straight-line basis, except for freehold buildings which are depreciated at a rate of 2% and ferry terminal buildings at between 5% and 10%. Land is not depreciated.

                    CENARGO INTERNATIONAL PLC
     Notes to Consolidated Financial Statements (Continued)
             As of September 30, 1998, 1997 and 1996


Accounting policies (continued)

    (g)  Vessels under construction

         The carrying value of vessels under construction represents the accumulated costs to the balance sheet date which the Company has had to pay by way of purchase installments together with interest capitalized on loans raised to finance the purchase and other associated financing fees. No charge for depreciation will be made until the vessels are delivered.

    (h)  Revenue and expense recognition

         Revenues and expenses are recognized on a daily accruals basis. Revenues are generated from time charter hires, ferry services and freight income. The consolidated balance sheets reflect the deferred portion of revenues and expenses for total voyages in progress at the end of each period. Estimated losses on voyages are provided for in full at the time such losses are known.

    (i)  Drydocking and special survey costs

         Expenditures incurred during drydocking are capitalized and amortized on a straight-line basis over the period until the next anticipated drydocking.

    (j)  Derivatives

         The Company enters into interest rate swap transactions from time to time to hedge a portion of its exposure to floating interest rates. These transactions involve the conversion of floating rates into fixed rates over the life of the transactions without an exchange of underlying principal. The differential is accrued as interest rates change and recognized as an adjustment to interest expense. The related amount receivable from or payable to counterparties is included in accrued interest expense. The fair values of the interest rate swaps are not recognized in the financial statements.

                    CENARGO INTERNATIONAL PLC
     Notes to Consolidated Financial Statements (Continued)
             As of September 30, 1998, 1997 and 1996


Accounting policies (continued)


         The Company enters into forward exchange contracts from time to time to hedge a portion of its expenses which are paid in U.K. Sterling and European Euros. Realized and unrealized gains and losses on foreign currency hedging transactions that are designated and effective as hedges of firm identifiable foreign currency commitments are deferred and recognized in income over the period of the hedged transaction.

         The Company has not entered into any speculative derivative contracts.

    (k)  Foreign currencies

         The Company's functional currency is the U.S. Dollar as the majority of revenues, expenditures and cash flows are denominated in U.S. Dollars.

         All assets and liabilities in the balance sheets of subsidiaries whose functional currency is other than the U.S. Dollar are translated at the year end exchange rate. Revenue and expense items are translated at average exchange rates prevailing during the year. Translation gains and losses are not included in determining net income but are accumulated as a separate component of shareholders' equity.

         Foreign currency monetary assets and liabilities in the balance sheets of subsidiaries whose functional currency is the U.S. Dollar are translated at exchange rates in effect at the balance sheet date. Foreign currency non-monetary assets and liabilities are translated using historical rates of exchange. Foreign currency revenues and expenses are translated at the average exchange rates prevailing during the year and exchange gains and losses are included in the determination of net income.

                    CENARGO INTERNATIONAL PLC
     Notes to Consolidated Financial Statements (Continued)
             As of September 30, 1998, 1997 and 1996


2. Accounting policies (continued)

    (l)  Goodwill

         Goodwill represents the excess of purchase price over fair value of net assets acquired. Goodwill is amortized over the expected periods to be benefited, generally 10 to 20 years (revised from a previous basis of 5 to 10 years following specific circumstances of acquisitions made during the year). The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining useful life can be recovered through future operating activities of the acquired entity.

         If goodwill is negative as a result of the fair value of net assets acquired exceeding the purchase price, the resulting negative goodwill is applied as a reduction in the value of non-current assets acquired on a pro-rata basis.

    (m)  Impairment of long-lived assets

         Effective October 1, 1995 the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"). SFAS 121 establishes financial accounting and reporting standards for the impairment of long-lived assets, certain identifiable intangibles, goodwill related to those assets to be held and used and long-lived assets and certain identifiable intangibles to be disposed of. SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, SFAS 121 requires that certain long-lived assets and identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. The adoption of SFAS 121 resulted in a provision for impairment in value of the Company's two Capesize dry bulk vessels of U.S.$22.6 million. These vessels were sold after the year end and the provision reduced their carrying amount to net sale proceeds after costs to sell.

                    CENARGO INTERNATIONAL PLC
     Notes to Consolidated Financial Statements (Continued)
            As of September 30, 1998, 1997 and 1996


2. Accounting policies (continued)

         (n)  Assets under capital leases

         Assets used by the Company which have been funded through capital leases are capitalized and depreciated over their estimated useful lives in accordance with the Company's normal depreciation policy. The resulting lease obligations are included in creditors. Capital lease interest costs are charged directly to income.

         (o)  Pension costs

         The Company operates defined contribution and defined benefit pension schemes.

         Contributions to defined contribution pension schemes are charged to income when incurred. The costs of providing defined benefit pensions are charged to income in accordance with the advice of independent qualified actuaries.

3.  Adoption of new accounting standards

In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS 130, "Reporting Comprehensive Income," which is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. SFAS 130 will have no impact on results of operations, financial position or cash flows as it is a standard for reporting and display only of comprehensive income and its components in financial statements. The only component of "other comprehensive income," as such term is defined in SFAS 130, that the Company currently has is the foreign currency cumulative translation amount.

                    CENARGO INTERNATIONAL PLC
     Notes to Consolidated Financial Statements (Continued)
            As of September 30, 1998, 1997 and 1996


3.  Adoption of new accounting standards (continued)

    In June 1997, the FASB issued SFAS 131, "Disclosure about Segments of an Enterprise and Related Information." SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS 131 is effective for financial statements for fiscal years beginning after December 15, 1997. Financial statement disclosures for prior periods are required to be restated for comparative purposes to comply with SFAS 131. The Company is in the process of evaluating the disclosure requirements of SFAS 131. The adoption of SFAS 131 will have no impact on the Company's consolidated results of operations, financial position or cash flows as it requires only changes in or additions to current disclosures.

    In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pension and Other Post retirement Benefits", which is effective for fiscal years beginning after December 15, 1997. The modified disclosure requirements are not expected to have a material impact on the Company's results of operations, financial position or cash flows.

    The FASB has issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and how it is

                    CENARGO INTERNATIONAL PLC
     Notes to Consolidated Financial Statements (Continued)
            As of September 30, 1998, 1997 and 1996


3.  Adoption of new accounting standards (continued)

    designated. For example, gains or losses related to changes in the fair value of a derivative, not designated as a hedging instrument, is recognized in earnings in the period of the change, while certain types of hedges may be initially reported as a component of other comprehensive income until the consummation of the underlying transaction.

    SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Initial application of SFAS No. 133 should be as of the beginning of a fiscal quarter, on that date, hedging relationships must be designated anew and documented pursuant to the provisions of SFAS No. 133. Earlier application of all of the provisions of SFAS No. 133 is encouraged, but it is permitted only as of the beginning of any fiscal quarter. SFAS No. 133 is not to be applied retroactively to financial statements of prior periods. The Company will evaluate the new principle to determine any required new disclosures or accounting.

4.  Acquisitions

    In February 1998, the Company acquired 100% of the share capital of Scruttons plc ("Scruttons") a company incorporated in the United Kingdom, for a total consideration of U.S.$26,636,859. The total purchase price of U.S.$26,636,859 comprised a cash payment and issue of loan notes to former owners of U.S.$25,465,000 and legal and other costs associated with the acquisition of U.S.$1,171,859. Scruttons plc comprised three principal businesses, a ferry service and two other divisions which were sold during the year for a net consideration of U.S.$15,111,093.

    Effective April 30, 1998, the Company acquired the business of Stockglobal Limited which was purchased by a subsidiary company Duncan International Trading Limited ("Duncan"). The total purchase price of U.S.$370,802 comprised a cash payment to the former owners of U.S.$339,880 and legal and other costs associated with the acquisition of U.S.$30,922. In connection with the acquisition, the former owner and the Company entered into an agreement which requires the company

                    CENARGO INTERNATIONAL PLC
     Notes to Consolidated Financial Statements (Continued)
             As of September 30, 1998, 1997 and 1996

4.  Acquisitions (continued)

    to pay a deferred consideration amount based on the future earnings of Duncan. The agreement provides for the deferred consideration to be calculated at 50% of pre-tax profits for the periods August 1, 1997 to April 30, 1998, May 1, 1998 to September 30, 1998 and year ended September 30, 1999 and is payable after the amounts have been determined. No liability has been recognized at September 30, 1998 with regard to the deferred consideration.

    Under the terms of acquisition of Flair Forwarding (UK) Ltd.
    in 1997, the Company is required to pay a deferred consideration based on profits for the three years to September 30, 1999.

    The acquisitions have been accounted for by the purchase method of accounting and accordingly the purchase prices have been allocated to the assets acquired and the liabilities assumed based on the estimated fair values at the dates of acquisition.

    The businesses of Scruttons sold during the year have not been consolidated and the consideration received has been subtracted from the total purchase price paid. As a result, the values assigned to the assets of Scruttons exceed the cost paid resulting in negative goodwill which is applied as a reduction in the value of non-current assets acquired on a pro-rata basis.

    The excess of purchase price over the estimated fair values of the net assets acquired for Duncan has been recorded as goodwill, which is being amortized on a straight line basis over 20 years. Amortization of U.S.$14,833 was charged in the year ended September 30, 1998.

    The estimated fair values of assets acquired and liabilities assumed are summarized as follows:

                                       Scruttons
                                          Plc          Duncan

Vessels                                $15,139          $-
Other capital assets                     1,660            36
Pension debtor                           5,150           -
Other investments                          596           -
Cash                                     5,487           -
Accounts receivable                      5,764           -
Other receivables and prepayments        1,514           133
Inventories                                707           -
Trade creditors                         (2,656)          -
Deferred tax                                71           -
Capital lease obligations              (17,844)          -
Accruals                                (1,806)          -
Other liabilities                       (2,258)         (104)
                                       _______         _____
                                       $11,524           $65
                                       =======         =====

Operating results of Scruttons plc are included in the Company's consolidated results of operations from the effective date of the acquisition which was December 31, 1997.

                    CENARGO INTERNATIONAL PLC
     Notes to Consolidated Financial Statements (Continued)
             As of September 30, 1998, 1997 and 1996

Acquisitions (continued)

The following unaudited pro forma financial information presents the combined results of operations of the Company, Scruttons and Duncan, as if the acquisitions had occurred as of the beginning of fiscal 1997, after giving effect to certain adjustments, including amortization of goodwill. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had the Company, Scruttons and Duncan constituted a single entity during such period.

                                        1998          1997

Total revenues                        $122,383       $99,831
                                       _______       _______

Net (loss) income                      $(3,562)       $1,058
                                       =======       =======

Charter Income

The Company operates on a worldwide basis. The majority of the vessels' gross earnings are receivable in U.S. Dollars. The following are the customers that comprise 10% or more of operating revenues:

                                               1998       1997       1996

Mitsui OSK Lines                                 $-       $9,080    $13,954
Mediterranean Shipping Company                   $-       $8,395    $  -
                                               ======    =======    =======

Taxation

The Company records U.K. Corporation tax in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the Company to compute deferred taxes based upon the amount of taxes payable in future years, after considering known changes in tax rates and other statutory provisions that will be in effect in those years.

The reconciliation of the Company's effective tax rate to the Corporation tax rate on income from continuing operations is as follows:

                          CENARGO INTERNATIONAL PLC
           Notes to Consolidated Financial Statements (Continued)
                   As of September 30, 1998, 1997 and 1996


Taxation (continued)

                                                  1998       1997      1996
                                                      %          %          %

U.K. statutory rate (average rate for period)     (31)        32         33
Increase (decreases) in rate resulting from:
Statutory rate reduction - deferred tax             1         (1)        --
Permanent book/tax differences and other          (22)       (23)         5
Revision to prior year estimate                   (20)       (33)        --
                                                  _____      _____      ____

Net effective tax rate                            (72)%      (25)%       38%
                                                  =====      =====      ====

The revision to prior year estimates in 1998 and 1997 represent adjustments to deferred tax estimates and differences between tax computations used for provisions and final computations submitted to the UK Inland Revenue.

Income tax expense (benefit) attributable to income from continuing operations consists of:

                                              Current   Deferred      Total
Year ended September 30, 1998
U.S. Federal and State                            $--        $--        $--
Foreign - U.K. Corporation tax                    (95)    (9,411)    (9,506)
                                              _______    _______    _______

                                                 $(95)   $(9,411)   $(9,506)
                                              =======    =======    =======

Year ended September 30, 1997
U.S. Federal and State                            $--        $--        $--
Foreign - U.K. corporation tax                    (81)       (14)       (95)
                                              _______    _______    _______

                                                 $(81)      $(14)      $(95)
                                              =======    =======    =======

Year ended September 30, 1996                     $--        $--        $--
US Federal and State
Foreign - UK corporation tax                      586      2,102      2,688
                                              _______    _______    _______

                                                 $586     $2,102     $2,688

                                              =======    =======    =======

                    CENARGO INTERNATIONAL PLC
     Notes to Consolidated Financial Statements (Continued)
             As of September 30, 1998, 1997 and 1996

The following table shows the tax effect of the Company's cumulative temporary differences and carryforwards included on the Company's Consolidated Balance Sheet at September 30, 1998 and 1997.
                                         1998          1997

Excess of tax over book depreciation
  and deductions                       $15,142       $23,279
Holdover relief                          1,497         1,054
Other                                     (242)          350
                                       _______       _______

Total net deferred tax liability       $16,397       $24,683

                                       =======       =======

The Company and subsidiaries represent a U.K. tax group and file tax returns on that basis. The Company has no material basic differences relating to its investments in subsidiaries.

7. Cash held in escrow and blocked deposits

At September 30, 1998 the Company has cash held in escrow and blocked deposit accounts to fund the delivery installment due on the newbuilding Hull 288, together with deposits for the sale of the Company's two Capesize vessels, held as escrow property to secure the Ship Mortgage Notes.

8.  Vessels, equipment, land & buildings
                                         1998          1997
Cost
Vessels                               $216,558      $243,707
Land and buildings                      12,951        11,743
Equipment                                9,799         4,507
                                       _______       _______

                                       239,308       259,957

Accumulated depreciation               (68,940)      (69,817)

                                       _______       _______

Net book value                        $170,368      $190,140
                                       =======       =======

Included above are assets held under capital leases with a cost of $33,112 and accumulated depreciation of $7,947.

                    CENARGO INTERNATIONAL PLC
     Notes to Consolidated Financial Statements (Continued)
             As of September 30, 1998, 1997 and 1996


The following is a summary of the vessels as of September 30, 1998.

                                               Year    Deadweight
Vessels Owned            Type                  built   tonnage

m.v. Merchant Paramount  Capesize             1995     161,010
m.v. Merchant Prestige   Capesize             1995     161,010
m.v. Merchant Prince     Multipurpose         1981      19,035
m.v. Merchant Principal  Multipurpose         1978      17,944
m.v. Merchant Premier    Multipurpose         1978      17,944
m.v. Scirocco            Passenger/Car Ferry  1974      11,177
m.v. Merchant Bravery    RoRo                 1978       9,368
m.v. Merchant Brilliant  RoRo                 1978       9,366
m.v. Moondance           RoRo                 1978       5,881
m.v. Merchant Venture    RoRo                 1979       6,056
m.v. Spheroid            RoRo                 1971       7,171
m.v. River Lune *        RoRo                 1983       7,765
m.v. Saga Moon *         RoRo                 1984       7,746
m.v. Dawn Merchant       RoPax                1998      22,152

The vessels are pledged as disclosed in Note 14.
The insured value of vessels is $287.9 million.

Tonnage measurements are deadweight for capesize and multipurpose vessels and gross weights for ferries.

* Vessels under capital leases

                    CENARGO INTERNATIONAL PLC
     Notes to Consolidated Financial Statements (Continued)
             As of September 30, 1998, 1997 and 1996


9. Vessels under construction

                                         1998          1997

Cost at beginning of the year          $42,074        $2,281
Purchase installments and other
  capital expenditures                  78,096        37,995
Interest capitalized                     4,036           946
Other associated financing fees
  capitalized                            1,598           852
Transfer to vessels, equipment, land
  and buildings                        (48,689)          -
                                       _______       _______

Cost at end of the year                $77,115       $42,074
                                       =======       =======

The following is a summary of the Company's capital commitments for vessels under construction at September 30, 1998.

              Scheduled                   Gross
Hull Number   Delivery   Builder   Type   tonnage (m.t.)   1998

288           1999       A.E.S.A   RoPax  22,150           15,645
289           1999       A.E.S.A   RoPax  22,150           17,100
290           2000       A.E.S.A.  RoPax                   22,150
                                                           25,650
                                                          _______

                                                          $58,395
                                                          =======

The shipyard contracts are assigned as disclosed in Note 14.

10. Investments in Joint Ventures

    The Company held a 50% interest in Merchant Ferries
    (Holdings) Limited until June 30, 1997 when the Company acquired the remaining 50%.

    The Company's share of undistributed earnings of Merchant
    Ferries included in consolidated retained earnings at September 30, 1998 and 1997 was $Nil and is summarized as follows:

                                          1998          1997

At beginning of the year                  $-            $529
Consolidated on change of 100% ownership   -             (94)
Share of net (losses) income               -            (435)
                                          ____          ____

At end of the year                        $-              $-
                                          ====          ====

The Company has 50% interests in two other joint ventures at September 30, 1998 and 1997 which are carried at cost less provision for impairment in value in the consolidated financial statements, on the grounds of materiality. The joint ventures are Cenargo Espana S.L., a Spanish property and agency company representing the company's interests in Spain, and Zereau Limited, an internet services company.

                    CENARGO INTERNATIONAL PLC
     Notes to Consolidated Financial Statements (Continued)
             As of September 30, 1998, 1997 and 1996


11. Loans to joint ventures

    Loans to joint venture companies represent advances to finance joint venture operations and are non-interest bearing. Loans will only be repaid out of profits arising from operations or the sale of joint venture assets.

Deferred charges

    Deferred charges represent debt arrangement fees and capitalized drydocking and special survey costs. The debt arrangement fees are being amortized over the life of the long-term debt and are included within interest expense in the statement of income. The drydocking and special survey costs are being amortized over the period to the next drydocking. The deferred charges are comprised of the following amounts:


                                          1998          1997

Debt arrangement fees                   $4,394        $  570
Drydocking and special survey costs      3,763         3,766
                                         _____         _____

                                         8,157         4,336
Accumulated amortization                  (511)       (1,931)
                                         _____         _____

                                        $7,646        $2,405
                                         =====         =====

Pension Costs

(a) Defined contribution pension plan.

    The Company sponsors a defined contribution pension plan.
    Contributions to the plan for 1997 and 1998 were $222,000 and $331,000 respectively.

(b) Defined benefit pension plan

    Reconciliations of the pension benefit obligation and the value of plan assets follow:

                    CENARGO INTERNATIONAL PLC
     Notes to Consolidated Financial Statements (Continued)
             As of September 30, 1998, 1997 and 1996


Pension Costs (continued)

                                          1998          1997

Plan assets

Fair value, on acquisition of
  Scruttons plc                        $30,165          $-
Actual investments returns                 277           -
Company contributions                      -             -
Benefits paid to participants          $  (237)         $-
                                        ======        ======

Fair value, end of year                $30,205          $-

                                          1998          1997
Pension benefit obligations

Balance, on acquisition of
  Scruttons plc                        $25,015          $-
Service cost                               340           -
Interest cost                            1,003           -
Actuarial gains                         (1,963)          -
Benefits paid to participants             (238)          -
                                       _______       _______

Balance, end of year                   $24,157          $-
                                       =======       =======

At September 30, 1998 and 1997,
the funded status of the plan
was as follows:

Surplus of plan assets over benefit
obligations                             $6,048          $-
Unrecognized net actuarial gain           (838)          -
                                       _______       _______

Net amount recognized                   $5,210          $-
                                       =======       =======

                    CENARGO INTERNATIONAL PLC
     Notes to Consolidated Financial Statements (Continued)
             As of September 30, 1998, 1997 and 1996


Pension Costs (continued)

                                          1998          1997
For 1998 and 1997 the following
  weighted-average rates were used:

Discount rate on the benefit obligation     6%           -
Rate of expected return on plan assets      7%           -
Rate of employee compensation increase$     5%           -

Pension (credit)                          $(58)         $-
Company contributions                     $-            $-
Benefits paid                             $237          $-


14. Long-term debt

    Ship Mortgage Notes and Construction Facility

    On June 19, 1998 Cenargo International Plc refinanced the majority of its group borrowings by concurrently issuing U.S.$175 million of 9.75% First Priority Ship Mortgage Notes in the United States of America and drawing down the first tranche of an associated U.S.$85.5 million bank loan facility.

    The Mortgage Notes, issued at a discounted price of 98.445%, are due for repayment at par in one installment in June 2008. Interest is payable six monthly in arrears at 9.75%. The Notes are secured by first preferred ship mortgages over the group vessels (excluding capital leased vessels, m.v. Spheroid and the Company's multipurpose vessels), assignment of rights under vessel newbuilding contracts for RoPax Hull 288 and guarantees from substantially all of the group's subsidiaries.

    The Notes are registered in the United States of America under the Securities Act of 1933 and listed on the Luxembourg
    Stock Exchange.

    The U.S.$85.5 million loan facility is a construction facility and is to be converted to a term loan not later than June 19, 2000. The term loan is repayable by quarterly installments with a final balance payable in June 2005. Interest is payable at U.S. Dollar LIBOR plus 1.5%. At

    September 30, 1998 $42,650,000 had been drawn down under this facility.

                    CENARGO INTERNATIONAL PLC
     Notes to Consolidated Financial Statements (Continued)
             As of September 30, 1998, 1997 and 1996


14. Long-term debt (continued)

    The facility is secured by an assignment of rights under newbuilding contracts for RoPax Hulls 289 and 290, together with guarantees from substantially all of the group's subsidiaries.

    Other Loans

    (a) $727,880 (U.S.$1,236,959) nominal value of unsecured guaranteed loan notes issued as part consideration for the Company's acquisition of Scruttons Plc. The loan notes are redeemable on application by the holder in March and September each year.

         Any notes in issue on 7th October 2002 will be redeemed by the Company at par. Interest is payable semi-annually in arrears at the Midland Bank Plc offer rate for six month deposits of $1,000,000 in the interbank market minus 1%. The loan notes are guaranteed by Midland Bank Plc secured by a collateral bank deposit of $727,880.

    (b) A Sterling denominated loan of $2,250,000 ($3,823,650) is repayable as follows:

           i) 25% from the proceeds on the maturity of life assurance policies maturing in 2015,

          ii) 25% repayable in equal annual installments over the last 15 years of the 20 year term of the loan,

         iii) 50% on final loan on maturity in 2015.

              Interest is payable at a fixed rate of 9.625% per annum over the 20 year term of the loan and is secured by a fixed charge on the Company's head office freehold property.

(c) Other loans comprise a loan due to a former joint venture partner outstanding of $2,472,654 ($4,202,028). The loan is unsecured and repayable on an annuity basis by ten equal six monthly installments of $384,623 ($621,320) including interest fixed at the inception of the loan at a rate of 8.07%.

                    CENARGO INTERNATIONAL PLC
     Notes to Consolidated Financial Statements (Continued)
             As of September 30, 1998, 1997 and 1996

14. Long-term debt (Continued)

The outstanding long-term debt as of September 30, 1998 is repayable as follows:

1999                                      $  2,288
2000                                         2,692
2001                                         8,161
2002                                        11,146
2003                                        13,926
2004 and later                             186,045
                                           _______

Total long-term debt                      $224,258
                                           =======


15. Share capital

Share capital is as follows:
                                          1998          1997
Authorized:
500,000 ordinary shares of $1 each
(1997 - 500,000 ordinary shares)          $750          $750
                                           ===           ===
Issued
50,000 ordinary shares of $1 each
(1997 - 100 ordinary shares)              $ 21          $-
                                           ===           ===

On June 10, 1998 Cenargo International Limited converted to a
Public Limited Company and as a result issued 49,900 ordinary shares at par, which have been 25% paid up.

The company is subject to restriction on the payment of dividends imposed by covenants entered into in connection with the issue of Ship Mortgage Notes and Construction Facility (note 14).

16. Changes in shareholders' equity

                                          Ordinary   Cumulative
                                          share      translation   Retained
                                          capital    adjustment    earnings

Balance at September 30, 1996             $   -        $   -      $56,391
Movement in year                              -            (47)       -
Net income                                    -            -          407

                                          _______      _______    _______

Balance at September 30, 1997                 -            (47)    56,798
                                          _______      _______    _______

Movement in year                              -            431        -
Net (loss)                                    -            -       (3,865)
Share capital issued                           21          -          -
                                          _______      _______    _______

Balance at September 30, 1998             $    21      $   384    $52,933
                                          =======      =======    =======

                    CENARGO INTERNATIONAL PLC
     Notes to Consolidated Financial Statements (Continued)
             As of September 30, 1998, 1997 and 1996


17. Financial Investments

    Off-balance sheet market and credit risk

    Market risk exists with respect to changes in interest rates and foreign exchange rates. The Company enters into interest rate swap and forward exchange contracts from time to time to manage a portion of this risk. Credit risk exists to the extent that the counterparty is unable to perform the contracts, but this risk is considered remote.

    There were no derivative contracts outstanding at September
    30, 1998.

    (a)  Interest rate swap transactions

         The Company had entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR which were terminated during the year:

                              Inception      Maturity
Principal (in thousands)      Date           Date          Rate

$48,196 increasing quarterly
to $61,500 in August 1998
and reducing thereafter to
$34,500                       June 1997      August 2004   6.98%

$24,098 increasing quarterly
to $30,750 in August 1998
and reducing thereafter to
$17,250                       June 1997      August 2004   6.98%

$7,050 reducing quarterly to
$379                          February 1996  October 1999  6.52%

$2,199                        February 1996  October 1999  6.52%

The cost of terminating these transactions was $6.7 million which has been included within interest expense.

(b) Foreign currency hedging transactions

                    CENARGO INTERNATIONAL PLC
     Notes to Consolidated Financial Statements (Continued)
             As of September 30, 1998, 1997 and 1996


17. Financial Investments (continued)

    The fair value of foreign currency hedging transactions is estimated based on the market value of these or similar instruments, as adjusted for differences in maturity. There are no foreign currency contracts outstanding at September 30, 1998 and 1997.

(c) Fair value of Ship Mortgage Notes

    The fair value of the Ship Mortgage Notes at September 30,
    1998 was $143,500,000. Fair value was determined from quoted market prices at which they traded.

(d) Other financial instruments

    The carrying amount of other financial instruments approximates to fair value as the long-term debt is at floating rates of interest and all other financial instruments are short-term in nature.

                    CENARGO INTERNATIONAL PLC
     Notes to Consolidated Financial Statements (Continued)
             As of September 30, 1998, 1997 and 1996


18. Contingent liability

    The Company insures the legal liability risks for its shipping activities with the Steamship Mutual, UK Mutual and North of England mutual protection and indemnity associations. As a member of mutual associations, the Company is subject to calls payable to the associations based on the Company's claims record in addition to the claims record of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration which result in additional calls on the members.

19. Capital and other commitments

    The Company has acquired certain fixed assets under capital leases. The Company has the following commitments under those capital leases:

                                                       1998

1999                                                 $4,890
2000                                                  4,703
2001                                                  4,019
2002                                                  3,714
2003                                                  3,627
                                                      2,096

Minimum lease payments                               23,049

Less imputed interest                                (4,055)

Present value of obligations under capital leases   $18,994
                                                    =======

                    CENARGO INTERNATIONAL PLC
     Notes to Consolidated Financial Statements (Continued)
             As of September 30, 1998, 1997 and 1996


19. Capital and other commitments (continued)

The Company is committed to make rental payments for vessels, properties and equipment under operating leases. The future minimum rental payments under these operating leases are as follows:

                                                       1998

Year ended September 30,
1999                                                 $4,650
2000                                                  3,445
2001                                                  3,430
2002                                                  1,024
2003                                                    225
2004 and later                                        2,330
                                                     ______
                                                    $15,104
                                                     ======

Operating lease rentals paid in the year ended September 30, 1998 amounted to $3,538,000 (1997: $1,367,000, 1996: $Nil).

20. Subsequent events

    (a)  Disposal of vessels

         The Company has sold its two Capesize dry bulk vessels and one multipurpose vessel, the m.v. Merchant Prince. Profit on the sale of the m.v. Merchant Prince amounted to U.S.$435,000, the loss on sale of the Capesize vessels amounted to U.S.$22,636,000 which has been included in net income for the year ended September 30, 1998 as a provision for impairment in value.

         In October 1998, the bareboat charterers of the Company's vessel m.v. Moondance declared their option to purchase the vessel at a price that approximates book value.

                    CENARGO INTERNATIONAL PLC
     Notes to Consolidated Financial Statements (Continued)
             As of September 30, 1998, 1997 and 1996

20. Subsequent events

    (b)  Litigation claim

         The Company has entered a claim for damages in the amount of Spanish Pesetas 3,800,000,000 ($25.5 million) against Ministeria de Comunicaciones, Transportes y Medio Ambiente (now Ministerio De Fomento) relating to the Company being prevented from operating a ferry service between Spain and Morocco. The Company is actively pursuing the case.

Number   Description of Exhibits

3.1      Memorandum and Articles of Association of Cenargo
         International Plc, as amended(1) (2)

4.1      Indenture (the "Indenture") among Cenargo, the
         Subsidiary Guarantors and Bankers Trust Company, as
         Trustee(2)

4.2      Supplement No. 1 to the Indenture(3)

5.1      Opinion of Seward & Kissel, United States Counsel to the
         Company, as to the legality of the Exchange Notes(3)

8.1      Opinion of Seward & Kissel, United States Counsel to the
         Company, as to certain tax matters(2)

8.2 Opinion of Stephenson Harwood, United Kingdom Counsel to the Company, as to certain tax matters(2)

10.1     Credit Facility between Cenargo and Bank Boston, N.A.(2)

10.2     Lease between Cenargo Shipping Limited and the U.K.
         Secretary of State for Defence relating to Eaglescliffe(2)

10.3     Exclusivity Agreement between Cenargo Limited and the
         U.K. Secretary of State for Defence relating to the acquisition of Eaglescliffe(2)

12.1     Statement regarding computation of ratio(2)

21.1     Subsidiaries of Cenargo(2)

23.4 Consent of Moore Stephens, independent accountants for the Company(3)

25.1     Statement of Eligibility and Qualification of Bankers
         Trust Company, as Trustee under the Indenture(2)

---------------------------------
(1) Amended (in some cases, among other things) by a Certificate of Amendment on Change of Name.

(2) Incorporated by reference to the same exhibit no. in the Company's Registration Statement on Form F-4, filed June 26,
    1998 (File NO. 333-9028).

(3) Incorporated by reference to the same exhibit no. in the Third Amendment to the Registration Statement on Form F-4 filed on December 22, 1998.

                           SIGNATURES

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  Cenargo International Plc



                                  By:    /s/ Michael Hendry
                                  Name:  Michael Hendry
                                  Title:  Chairman
Dated: March 9, 1999





































02442005.AA0