Form 20-F/A
period 1998-09-30
CENARGO INTERNATIONAL PLC
filed 1999-07-16
CIK 1068419

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

                Commission file number 333-09294


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

Common Shares, par value Sterling $1                50,000 shares

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

(1) Items omitted are inapplicable

                             PART I


ITEM 1 - DESCRIPTION OF BUSINESS

General

    Cenargo, an English company (the "Company"), is a diversified international transportation group specializing in deepsea dry cargo shipping and European freight and passenger ferry services, as well as the movement of surface and air freight and the management of freight logistics. Founded as a shipbroking company in 1979 by the Company's Chairman, Michael Hendry, Cenargo has been predominately an owner and operator of deepsea dry bulk vessels, becoming the largest privately held British shipowner by deadweight tonnage ("dwt") and gross tonnage ("gt") as of the end of fiscal 1997. Cenargo acquired its first vessels, three roll-on/roll-off ("RoRo") freight ferries, in 1982. Since that time Cenargo's core business has been the ownership of deepsea dry cargo vessels, which are employed mainly on period time charters to established, internationally recognized operators. During fiscal 1998 and 1999, the Company has been progressively withdrawing from this market and currently is focused on the ownership and operation of ferries primarily in the Irish Sea. During fiscal 1998 and 1999, the Company has furthered a strategy of developing its Irish Sea ferry services by acquisition and the commencement of a new roll-on/roll-off passenger ("Ropax") service in February 1999. The Company also employs its deepsea vessels on voyage charters, and more recently has entered into contracts of affreightment using owned and chartered vessels. In addition to its Irish Sea ferry service and deepsea shipping operations, the Company maintains shipbroking and ship operating, passenger ferry, and logistics operations. The Company's principal executive offices are located at Puttenham Priory, Puttenham, Surrey, England.

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

    As of the date of this report, the Company's fleet consists of 12 vessels, including two multi-purpose container ships, six

RoRo freight ferries, two RoRo car and passenger ferries (including one under an operating lease) and two state-of-the-art roll-on/roll-off freight and passenger ("RoPax") ferries ("the RoPax Vessels") which were delivered September, 1998 and January, 1999. In addition, the Company has contracted for the construction of two additional RoPax ferries (the "Newbuild Vessels"), which are scheduled to be delivered in fiscal 2000.
In late 1997 and 1998, the Company sold four of its Panamax bulk carriers for an aggregate of $56.3 million because the Company believed that charter rates and vessel values for Panamax bulk carriers would fall. In March 1998, the Company sold a multi-purpose vessel for $5.0 million. In September 1998, the Company contracted to sell its two Capesize dry bulk carriers for an aggregate of $58 million and to sell another of its multi-purpose containerships for $3.75 million. On October 2, 1998 the bareboat charterer of one of the RoRo freight ferries, exercised its option to purchase that vessel at a price of 2.875 million pounds sterling ($4.8 million).

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

                                       Year Ended September 30,
                              __________________________________________
                               1994     1995     1996     1997      1998
                                     (U.S. Dollars in Thousands)

Statement of Income Data
Operating revenues
Charterhire revenues, net    $41,271  $46,498  $48,750  $43,649  $ 33,790
Ferry service revenues            --    8,070   11,497   19,489    62,646
Logistics services and
  other revenues               2,706    4,998    8,010    7,930    14,669
Operating revenues            43,977   59,566   68,257   71,068   111,105
Operating expenses
Vessel and other operating
  costs                       26,795   29,274   34,127   41,159    72,103
Depreciation                   7,835    9,376   11,823   11,017    10,945
Provision for impairment
  in values of vessels            --       --       --       --   (22,636)
Amortization of drydocking
  and special survey costs     1,210    1,260    1,139    1,767     1,669
Amortization of goodwill          --       --       --       --       108
General and administrative
  expenses                     4,233    8,295    7,094    7,932    13,590
Foreign exchange loss (gain)     652     (983)    (916)     889        88
Operating expenses            40,725   47,222   53,267   62,764   121,139
Operating income               3,252   12,344   14,990    8,304   (10,034)
Other income (expense)            --       --       --       --        --
Interest income                  257      722      672      573     2,210
Interest expense              (4,166)  (6,599)  (8,894)  (8,227)  (19,565)
Income (loss) from joint
  ventures                       549      681     (965)    (435)       --
Gain on sale of marketable
  security                        --       --    1,326       --        --
Gain on disposition of
  fixed assets                 4,028    6,415        3       97    14,018
Other income (expense)           668    1,219   (7,858)  (7,992)   (3,337)
Income (loss) before income
  taxes                      $ 3,920  $13,563  $ 7,132  $   312  $(13,371)
                              ======   ======   ======  =======    ======
Other Financial Data
Net cash provided by (used
  in) operating activities            $16,889  $18,895  $13,931  $ 14,682
Net cash (used in) provided
  by investing activities            $(61,200) $(6,724)$(35,025) $(21,723)
Net cash provided by (used
  in) financing activities            $49,737 $(17,889) $25,021  $ 50,908
Balance Sheet Data (at end
  of period)
Cash and cash equivalents   $  5,437 $ 10,863 $  5,146 $  9,072  $ 52,939
Net book value of vessels   $ 88,872 $174,634 $163,158 $177,002  $153,166
Total assets                $147,667 $213,868 $206,523 $264,099  $349,932
Total debt                  $ 81,192 $131,153 $117,024 $164,469  $243,252
Shareholders' equity        $ 43,081 $ 52,775 $ 56,391 $ 56,751  $ 53,338
Fleet Data (at end of period) *
Total dwt of dry bulk
  carriers ('000s)               327      585      585      585       323
Total dwt of multi-purpose
  vessels ('000s)                116       95       95       95        55
Total capacity of ferries
Trailer units                    397      326      326      326       708
Passengers                     1,315    1,315    1,315    3,701     3,951
Total number of vessels           17       16       16       17        15

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

Ferrimaroc

    Ferrimaroc, which operates as a passenger, car and freight ferry service between Southern Spain and Eastern Morocco, continues to operate profitably. Passenger volumes continue to grow strongly in this market, and has led to Ferrimaroc reporting a strong full year result for fiscal 1998.

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

    The provision for impairment in value of vessels of $22.6m in the 1998 year was a full provision for the loss on the disposal of Cenargo's two Capesize vessels disposed subsequent to the fiscal year end.

    General and administrative expenses for the 1998 Year increased by $5.6m, or 70.9%, to $13.5m compared to $7.9m in the 1997 Year, representing the inclusion of Merchant Ferries, BFF,
Flair and Scruttons costs in the 1998 Year.

    Primarily as a result of these developments, total operating expenses increased by $58.3m or 92.8%, to $
121.1m for the 1998 Year compared to $62.8m for the 1997 Year.

Net Operating Income

    As a result of the foregoing factors, the Company had a net operating loss of $10.0m for the 1998 Year, a change of $18.3m or 220% from a net operating income of $8.3m for the 1997 Year.

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

    Loss/gain on disposal of fixed assets increased by $13.9m to a profit of $14.0m in the 1998 Year compared to a profit of $0.1m in the 1997 Year. The gain for the 1998 Year was due to the profit on the disposal of six deepsea vessels.

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



Moore Stephens
Chartered Accountants
St. Paul's House
Warwick Lane,
London, EC4P 4BN
January 28, 1999

                          CENARGO INTERNATIONAL PLC
                      Consolidated Statements of Income
                Years Ended September 30, 1998, 1997 and 1996
                          (Expressed in thousands)

                                  Note          1998       1997       1996

Operating revenues
Charterhire revenues                          $34,906    $45,570    $50,889
Ferry service revenues                         62,646     19,489     11,497
Logistics services and
other revenues                                 14,669      7,930      8,010
Brokers' commission                            (1,116)    (1,921)    (2,139)
Operating revenues                  5         111,105     71,068     68,257
Operating expenses
Vessel and other operating costs               72,103     41,159     34,127
Depreciation                                   10,945     11,017     11,823
Provision for impairment in
  value of vessels                2(m)        (22,636)         -          -
Amortization of drydocking and
  special survey costs                          1,669      1,767      1,139
Amortization of goodwill                          108          -          -
General and administrative expenses            13,590      7,932      7,094
Foreign exchange loss                              88        889       (916)
Operating expenses                            121,139     62,764     53,267
Operating income                              (10,034)     8,304     14,990
Other income (expense)
Interest income                                 2,210        573        672
Interest expense                  17(a)       (19,565)    (8,227)    (8,894)
(Loss) income from
  joint ventures                   10               -       (435)      (965)
Gain on disposition of
  fixed assets                                 14,018         97          3
Gain on sale of marketable
  securities                                        -          -      1,326
Other (expense) income                         (3,337)    (7,992)    (7,858)
(Loss) income before income taxes             (13,371)       312      7,132
Income taxes                        6           9,506         95     (2,688)
Net (loss) income                            $ (3,865)  $    407   $  4,444
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

                                  Cenargo International Plc



                                  By:  /s/ Michael Hendry
                                       ____________________
                                  Name:  Michael Hendry
                                  Title:  Chairman
Dated: July 15, 1999




































02442005.AA2