Form 20-F
period 1999-09-30
CENARGO INTERNATIONAL PLC
filed 2000-03-03
CIK 1068419

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                            FORM 20-F
                           (Mark One)
[ ]      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
         OF THE SECURITIES EXCHANGE ACT OF 1934

                             OR

[X]      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
         OF THE SECURITIES EXCHANGE ACT OF 1934
         For the fiscal year ended September 30, 1999

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

Common Shares, par value 1 Pound Sterling           50,000 shares

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

         Item 2    Description of Property..................22

         Item 3    Legal Proceedings........................23

         Item 4    Control of Registrant....................24

         Item 5    Nature of Trading Market.................24

         Item 7    Taxation.................................25

         Item 8    Selected Financial Data..................27

         Item 9    Management's Discussion and Analysis of
                   Financial Condition......................29

         Item 10   Directors and Officers of Registrant.....41

         Item 11   Compensation of Directors and Officers...42

         Item 13   Interest of Management in Certain
                   Transactions.............................42

Part IV  Item 19   Financial Statements and Exhibits........43

(1) Items omitted are inapplicable

                             PART I


ITEM 1 - DESCRIPTION OF BUSINESS

General

    Cenargo, an English company (the "Company"), is a diversified international transportation group specializing in European freight and passenger ferry services, deepsea dry cargo shipping as well as the movement of surface and air freight and the management of freight logistics. Founded as a shipbroking company in 1979 by the Company's Chairman, Michael Hendry, Cenargo has been predominantly an owner and operator of deepsea dry bulk vessels, becoming the largest privately held British shipowner by deadweight tonnage ("dwt") and gross tonnage ("gt") as of the end of fiscal 1997. Cenargo acquired its first vessels, three roll-on/roll-off ("RoRo") freight ferries, in 1982. Since that time Cenargo's core business has been the ownership of deepsea dry cargo vessels, which are employed mainly on period time charters to established, internationally recognized operators. During fiscal 1998 and 1999, the Company has been progressively withdrawing from this market and currently is focused on ferry transportation, primarily in the Irish Sea. During fiscal 1998 and 1999, the Company has furthered its strategy of developing its Irish Sea ferry services by acquisition and the commencement of a new roll-on/roll-off passenger ("RoPax") service in February 1999. In October 1999 the Company acquired Norse Irish Ferries Limited ("NIF"). NIF operates a RoPax service on the Irish Sea. In addition to its Irish Sea ferry service, the Company maintains Mediterranean passenger ferry, and logistics operations. The Company's principal executive offices are located at Puttenham Priory, Puttenham, Surrey, England.

Business

    Cenargo's Fleet and Deepsea Shipping Operations. Historically, the Company has owned and operated a diverse deepsea vessel fleet in order to mitigate volatility and generate more regular and secure cash flows. In addition, Cenargo has sought to capitalize on fluctuations in vessel values resulting from such volatility by purchasing and selling vessels in the ordinary course of its deepsea shipping operations.

    As of the date of this report, the Company's fleet consists of 10 vessels, including, six RoRo freight ferries, two RoRo car and passenger ferries and two state-of-the-art roll-on/roll-off freight and passenger ("RoPax") ferries ("the RoPax Vessels") which were delivered September, 1998 and January, 1999. In addition, the Company has contracted for the construction of two additional RoPax ferries (the "Newbuild Vessels"), which are scheduled to be delivered in fiscal 2000. In late 1997 and 1998, the Company sold four of its Panamax bulk carriers for an aggregate of $56.3 million because the Company believed that charter rates and vessel values for Panamax bulk carriers would fall. In March 1998, the Company sold a multi-purpose vessel for $5.0 million. In September 1998, the Company contracted to sell its two Capesize dry bulk carriers for an aggregate of $58 million and to sell another of its multi-purpose containerships for $3.75 million. On October 2, 1998 the bareboat charterer of one of the RoRo freight ferries, exercised its option to purchase that vessel at a price of 2.875 million Pounds Sterling ($4.8 million). On 12 August 1999 the Company sold its two remaining dry cargo deepsea vessels for $1.1 million each.

    Following the recent delivery of the two new RoPax Vessels, six of the Company's vessels are in two classes of sister
(substantially identical) ships, affording the Company significant operating efficiencies and scheduling flexibility.

    Freight and Passenger Ferry Services. The Company's freight ferry services, in which it has been engaged since 1986, are concentrated in the Irish Sea market between Great Britain and Ireland. Through its wholly owned subsidiary, Merchant Ferries (Holdings) Limited ("Merchant Ferries"), the Company operates two daily sailings in each direction between Heysham, England, and Dublin, Republic of Ireland. During fiscal 1999, Merchant Ferries transported 72,000 trailer units, comprised mostly of trailers unaccompanied by their cabs and drivers ("drop trailers"). In February 1998, Cenargo acquired Scruttons plc ("Scruttons"), a London-based company whose core business, Belfast Freight Ferries ("BFF"), operates four daily sailings in each direction between Heysham, England, and Belfast, Northern Ireland. During fiscal 1999, BFF transported 105,000 trailer units, comprised mostly of drop trailers, and 72,000 trade cars (generally automobiles being transported to dealers).

    In February 1999, the Company commenced a new service between Liverpool, England, and Dublin, Republic of Ireland. Unlike the existing Heysham-based service, which utilizes RoRo freight ferries with certificates for a maximum of 12 passengers, the new RoPax Vessels have certificates for a maximum of 250 passengers, permitting the Company to significantly increase its carriage of higher margin "driver accompanied" trailers. By the end of fiscal 1999 the new service was operating at an annualized rate of 96,000 trailer units.

    On September 30, 1999 the Company reorganized its Irish Sea business by transferring the business and net assets of Merchant
Ferries and BFF into Scruttons Plc which was renamed Merchant
Ferries Plc.

    The Company operates at the Belfast port under a permitted user contract with the local port authority. This contract permits the Company the preferential but not exclusive use of a particular berth and to occupy a compound area and various operations and administration buildings. At Dublin, the Company has a 60-year lease for the area used by Merchant Ferries for conducting its onshore operations and an operating lease which allows Merchant Ferries priority access to water space and a ramp for the purpose of handling its vessels. At Heysham and Liverpool, the Company has time slot agreements and contracts for port services with the local port authorities. NIF operates its own stevedoring services in Liverpool.

    In October 1999 the Company acquired NIF which operates a service between Liverpool, England and Belfast, Northern Ireland using two chartered RoPax vessels, both built in 1997. NIF was established in 1991 and has built up a regular and reliable service, currently carrying approximately 125,000 equivalent trailer units per annum and approximately 75,000 passengers.

    Following this acquisition the Company has achieved its goal of creating a unique matrix of services across the Irish Sea, comprising RoRo freight services from Heysham to Belfast and Dublin and RoPax services from Liverpool to Belfast and Dublin. The Company has thus become a major operator on the Irish Sea with the capacity to carry approximately 450,000 equivalent trailer units per annum, over 32% of the market.

    Spanish/Moroccan Operations. Since 1994, the Company has operated a passenger and car ferry service between Almeria, in southern Spain, and Nador, Morocco under the trade name Ferrimaroc. Cenargo employs the ferries Mistral and Scirocco on this service. In 1999, Ferrimaroc carried 306,000 passengers, 66,000 cars and approximately 4,000 units of freight. In accordance with Moroccan government regulations, Ferrimaroc operates year round, although approximately 60% of revenues are generated in July and August. Ferrimaroc's customer base is largely made up of the Moroccan workers who work in Europe during the year and return home in the summer months. To minimize the effect of undercapacity and the impact of competition in the non-peak months, the Company entered into a pooling arrangement with its sole competitor on the Almeria-Nador route for the 1997/98 off-peak months. Under this agreement, during the off-peak months the Company shared all revenues and expenses with this competitor. Each operator takes its own bookings, although all passengers and freight are carried on the Mistral. No pooling arrangements have been made for the 1998/99 or 1999/2000 off-peak months.

    The Company expects competition to increase significantly during 2000 as new operators come in to the trade. This can undermine profitability. Ferrimaroc is however well established as the principal operator on the route carrying approximately 50% of the passenger and car market.

    Logistics. Since the early 1990's, the Company has expanded the scope of its activity to cover general sea and air freight forwarding. In September 1997, the Company purchased 75% (with an option on the remaining 25%) of Flair Forwarding (UK) Limited ("Flair"), a just-in-time air freight forwarding specialist, and in June 1998, the Company, through a subsidiary, acquired the net assets and trade of Stockglobal Limited ("Duncan"), a sea freight forwarding business. In March 1999, the Company purchased Freightwatch Ltd, a company specializing in outsourcing freight management.

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

    The Company's principal warehousing space is Eaglescliffe, a former military supply center located in northeast England. The Company previously occupied the site under a lease, completing its purchase of the site in October 1999. Eaglescliffe is located near major English rail and road arteries which, the Company believes, renders it extremely well placed to serve as a logistics center in the general freight forwarding business. The Company has been granted a Customs Bond by the U.K. customs service, allowing wines and spirits to be held on the site without import duty and value added tax having to be paid. The Company has also been granted "ICD status" by the U.K. customs service which allows the Company's customers to bring imported containers from sea ports to the Eaglescliffe site without first clearing customs. Eaglescliffe is the only site with ICD status within a 20 mile radius. As a result of its Customs Bond and ICD status, all importing formalities can be completed at Eaglescliffe, thus avoiding delays in the sea port areas.

    In October 1998 the Company leased additional office and warehousing facilities near Heathrow to expand the logistics business in the South of England.

Shipbroking and Ship Operating Activities

    Cenargo has historically conducted its shipbroking activities through its wholly owned subsidiary, Cenargo Broking Services Limited, which has acted as a commercial manager for the company's deepsea fleet and provided shipbroking services for third party customers. As the Company has sold its deepsea fleet it has been significantly reducing its shipbroking and ship operating activities. By the end of fiscal 1999 the Company's shipbroking and ship operating activities were effectively closed.

Business Strategy

    Following the acquisition of NIF, the Company now has four complementary services operating across the Irish Sea. In the short term the Company is seeking to maximize its competitive position in the light of this unique matrix of services. It is also looking to extract a number of synergies which have arisen as a result of this latest acquisition.

    A new berth is being constructed in the Port of Dublin for the Company and is scheduled to be completed by March 31, 2000. This will enable the Company to operate both its Dublin services at prime slot times, enabling rate improvement and also the ability of the Company to increase its volumes on the Heysham-Dublin route probably leading to the introduction of a third vessel on this route.

    A new river berth is also being built in the Port of Liverpool for the Company's use. Completion is expected early 2001. The Company will thereafter not have to dock inside the lock system in Liverpool, thus saving time on each voyage. This will enable the Company's sailings to depart later from Liverpool while still arriving at the Belfast and Dublin destination is accordance with the present schedules. This will give a further competitive edge to the Company.

    The Company is also investigating new ferry markets particularly following the abolition of cabotage in Europe. The Company intends to capitalize on its established reputation, management, booking, reservations and ticketing systems and agency networks to expand into new passenger and freight ferry services.

    Following its acquisition of the ex-Royal Naval Supply at Eaglescliffe, the Company is now in a position to offer long term contacts to customers seeking warehousing and distribution. The site also gives the Company a strong low cost base from which to develop further its logistics businesses.

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

    In addition to the ability to accommodate both accompanied and unaccompanied traffic, key factors affecting competition in the Irish Sea freight ferry market include (i) the reliability of the vessels, with newer vessels being less likely to break down and delay passage; (ii) the speed of the vessels, with faster ships generally being more desirable to customers and providing the ability to offer multiple daily voyages, (iii) the size of the vessels, with larger vessels generally being significantly less expensive to operate on a per-trailer-unit basis and (iv) the availability of peak slot times for berthing access to the ports.

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
                                                             (Isle of Man)

RIVER LUNE          RoRo           49 cars            1983   Bahamas
                                   93 trailer units

SAGA MOON           RoRo           50 cars            1984   British
                                   72 trailer units          (Gibraltar)

SPHEROID            RoRo           53 trailer units   1971    British
                                                      (Isle of Man)

MISTRAL             Passenger/Car  2,386 passengers   1981   Bahamas
                    Ferry          600 cars

SCIROCCO            Passenger/Car  1,315 passengers   1974   Bahamas
                    Ferry          296 cars
                                   30 trailer units

DAWN MERCHANT       RoPax          250 passengers     1998   British
                                   136 trailer               (Isale of Man)
                                   units

BRAVE MERCHANT      RoPax          250 passengers     1999   British
                    136 trailer units                        (Isle of Man)
LAGAN VIKING*       RoPax          330 passengers     1997   Italian
                    180 trailer units

MERSEY VIKING*      RoPax          330 passengers     1997   Italian
                                   180 trailer units

    * Operated under time charters expiring in September 2001 and January 2002.

The Company owns all of its ferries at the date of this report, except the Lagan Viking and the Mersey Viking. The River Lune and
Saga Moon, which were operated under capital leases, were purchased in October 1999.

    The RoPax Vessels and the Newbuild Vessels will be sister ships, affording the Company operating efficiencies and scheduling flexibility. The first RoPax Vessel was employed on a 3-month time charter and was redelivered to the Company in late December 1998. The second RoPax Vessel was delivered on January 26, 1999 and both RoPax Vessels are employed in the Irish Sea trade as discussed above.

    The Company has also time chartered an additional RoRo ferry, the Varbola, for a period of six months with an option to extend for a further six months, commencing January 5, 2000.

Deepsea Shipping Fleet and Charter Operations

    As discussed above, the Company continued to exit from its deepsea fleet ownership during fiscal 1999 by selling its two remaining multi-purpose container ships the Merchant Premier and Merchant Principal in August 1999.

    The first of the Company's two additional RoPax ferry
Newbuildings is due to be delivered in late February 2000. The
Company has agreed an eighteen month time charter of this ferry to Norfolk Line (part of Maersk).

Competition

    Irish Sea Competition. There are five ferry operators, including the Company, competing in the Irish Sea freight ferry market. In 1999, Cenargo estimates that Merchant Ferries, BFF and NIF had a combined market share of approximately 28% of the Irish Sea freight trade. The Company's principal competitors include Stena Line UK Ltd., P&O European Ferries (Ireland) Ltd and Irish Ferries of Irish Continental Group, whose market shares are estimated by Cenargo to be 21%, 36%, and 11%, respectively. In 1996, most of the Irish Sea operators added ship capacity which led to an oversupply of space. Most operators then repositioned, reducing overall freight capacity. Competition, however, remains strong and is expected to intensify, as operators on the Irish Sea have made significant investments in that market and particularly in vessel newbuildings. The Company estimates that overall, traffic on the Irish Sea grew by 7.0% in 1999.

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

    Spanish/Moroccan Competition. Currently, there are three other competitors, in addition to the Company, providing service between Almeria, Spain and eastern Morocco. A Moroccan government-owned ferry service, Limadet Ferry S.A., operates a car/passenger ferry service on the Almeria-Nador route, and a Spanish government-owned ferry service, Trasmediterranea, operates a car/passenger ferry service on the nearby Almeria-Melilla route. Transmediterranea and COMARIT (a Moroccan owned ferry company) have been granted permission to operate a vessel each on the Almeria - Nador route. This service commenced operations recently. In addition, a number of operators run passenger and car ferry services on other routes in the region. The Company believes that its passenger levels are particularly susceptible to changes in available ferry capacities and schedules. Ferrimaroc emphasizes reliability and quality of service to distinguish itself from its competition.

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

Ship Management

    The Company has adopted a policy of maintaining the Company's vessels at a high standard. Technical management of all of the day-to-day operational aspects of vessels, is outsourced to V. Ships, and its subsidiary Celtic Marine under instruction and supervision from the Company.

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

    The day-to-day management by V. Ships and Celtic Marine also includes arranging for protection and indemnity insurance, insurance against fire, war risks and marine risks and handling salvage and other claims for such vessels. The managers divide the vessels managed amongst small fleet teams. Two superintendents, a technical coordinator, a purchasing manager, a fleet accountant and a secretary comprise a typical fleet team.
A pool of staff comprising specialists in planned maintenance, systems administration, bulk purchasing and newbuilding supervision assist the fleet teams. The Company benefits from the managers buying power, especially for lubricating oil and spare parts. A safety and quality team is responsible for implementing, monitoring and up-dating the managers quality management system. V. Ships' and Celtic Marine's management offices are accredited for the International Safety Management ("ISM") Code and ISO 9002.

    Notwithstanding the delegation of day-to-day technical management, the Company maintains a hands-on approach, making frequent visits to the ships and conducting regular interviews with masters both on-board and ashore. The Company has a policy of planned, continuous maintenance. When necessary, riding squads of up to five members are placed on board the deepsea vessels to carry out specific tasks, supplementing routine maintenance carried out by permanent crewmembers. The Company believes its ship management policies have the result that its vessels (i) spend less time in drydock and (ii) have developed a reputation for high standards of maintenance and performance.

    V. Ships, a leading global ship management group, has been the technical manager of the Company's deepsea vessels since 1988 and of Merchant Ferries' vessels since 1993. Celtic Marine has been the technical manager of BFF's vessels since 1986. Celtic Marine was acquired by V Ships in 1999.

Customers

    Irish Sea Customers. In the Irish Sea freight ferry trade, both BFF, Merchant Ferries and NIF rely on road haulers for more than 90% of cargo carried. Both Merchant Ferries and BFF have developed a specialization in the carriage of unaccompanied trailers transporting general cargoes. BFF also specializes in carrying cars for distribution to both Belfast and Dublin. NIF and Merchant Ferries RoPax services from Liverpool to Dublin and Belfast specialize in accompanied trailers transporting more time sensitive cargos, as well as a significant element of tourist passengers and cars making use of the RoPax vessels passenger capacity.

    Deepsea Vessel Customers. The Company has chartered its deepsea vessels to a variety of charterers. In the case of dry bulk carriers, the Company's customer base has included mining houses, power stations, steel and aluminum producers, grain houses and ship operators. Over the last three years, the charterers of the Company's dry bulk carriers have included such representative customers as China National Cereals, Oils and Foodstuffs, Kawasaki Kisen Kaisha, Leif Heogh, Mitsui OSK, Navix Line, NYK, Shinwa Kaiun Kaisha, Mediterranean Shipping Company Showa Line and BHP International Marine Transport.

    Spanish/Moroccan Customers. The majority of Ferrimaroc's customers are Moroccan workers who are employed in Europe during the year and who return home during the summer.

    Logistics Customers. The Company's customer base for its logistics business come from a number of economic sectors including the retail, chemicals, energy, steel, electronics and manufacturing industries. Customers include Safeway, Rothmans Cleveland Potash Ltd., Sanyo Electric Manufacturing (UK) Ltd., Samsung Electronics Manufacturing (UK) Ltd and Ehrmanns Plc.

Employees

    As of January 31, 2000, the Company employed 526 people, 474 of whom held full-time jobs and 52 of whom held part-time jobs.
The Company's technical managers employ approximately 300 employees on the Company's vessels at any one time.

Inspection by a Classification Society

    Every vessel's hull and machinery must be "classed" by a classification society authorized by its country of registry.
The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of such classification society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a member. The classification society verifies that the vessel is safe and seaworthy in accordance with IMO regulations, Safety of Life at Sea ("SOLAS") and flag state regulations. Each vessel is inspected by a surveyor of the classification society every year (an "Annual Survey"), every two to three years (an "Intermediate Survey") and every four to five years (a "Special Survey"). Most vessels, including the Company's vessels, are also required, as part of the Intermediate Survey process, to be dry-docked every 24 to 30 months for inspection of the underwater parts of a vessel and for repairs related to such inspection. Should any defects be found, the classification surveyor will issue a "recommendation" which has to be rectified by the shipowner within the time limit prescribed. At the Special Survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, steel renewals would be prescribed. A one-year grace period may be granted by the classification society to the shipowner for completion of the Special Survey. Substantial amounts of money may have to be spent for steel renewals to pass a Special Survey if the vessel experiences excessive wear and tear. In lieu of the Special Survey every four years (five years if a year of grace is given), a shipowner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, whereby every part of the vessel would be surveyed within a five-year cycle. Insurance underwriters make it a condition of insurance coverage for the vessel to be certified as "in class" by a classification society which is a member of the International Association of Classification Societies.
Generally, the cost of maintaining a vessel's compliance with safety and regulatory requirements increases with its age.

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

    The Company's operations are affected by the requirements set forth in the International Safety Management (ISM) Code adopted by the IMO. The ISM Code requires shipowners and bareboat charterers of passenger vessels and bulk carriers to develop, no later than July 1, 1998, an extensive "Safety Management System" that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating their vessels safely and describing procedures for dealing with emergencies. Owners, operators and bareboat charterers of freight ferries and multi-purpose container vessels must meet these requirements by July 1, 2002. Noncompliance with the ISM Code may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, certain ports. V. Ships and Celtic Marine are each certified as an approved ship manager under the ISM Code. As of April 1998, each of the Company's vessels which had to be ISM Code compliant by July 1, 1998, was ISM Code certified by the due date. Prior to the July 1, 2002 deadline, Celtic Marine will obtain ISM Code certification for all the Company's freight vessels. The Company believes that certification will be achieved well in advance of the 2002 deadline, however, there can be no assurance that Celtic Marine will be able to do so. Failure to obtain such certification would have a material adverse effect on the Company's business, results of operations and financial condition.

    In 1995, the IMO issued new regulations under the International Convention for the Safety of Life at Sea (SOLAS) 1990 requiring passenger ships to have sufficient buoyancy and intact stability after collision or other damage causing ingress of water, also called 'Damage Stability' and expressed in using a Subdivision Index (A/Amax). The Scirocco and the new RoPax ferries are fully complying with this regulation with A/Amax=1.00. Work was carried out on the Mistral in May/June 1999 to increase the damage stability to achieve A/Amax>0.975, which permits her to trade up to the first annual survey after October 1, 2005.

A further enhancement of the survivability characteristics with specific stability requirements was agreed and issued by IMO in 1996 for RoRo passenger ships undertaking regular scheduled international voyages between or from designated ports in North West Europe and the Baltic. This agreement is known as the Stockholm Agreement and essentially states that the ship shall be able to withstand up to 0.5m of water on the main vehicle deck. The new RoPax vessels fully comply with this regulation.

    E.U. Regulation. E.U regulation of the environment has largely been directly brought into U.K. law by U.K. legislation, and all relevant E.U. environmental regulation applies directly through U.K. laws.

    The European Commission has issued a proposal for a Water Framework Directive, which would include coastal waters within its ambit, and if any such Directive were to be implemented, it would substantially alter U.K. law in relation to the control of water pollution. In addition, the European Commission has recently adopted a White Paper on liability for remedying environmental damage, which upholds the "polluter pays" principle in establishing liability for causing environmental damage. It is impossible to predict what new environmental regulations may be passed in the future by the E.U.

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

    Section 161 WRA gives the Environment Agency wide powers to prevent water pollution incidents, to clean up after them, to carry out remedial or restorative works and to recover the costs of doing so. Provisions in the Environment Act 1995 (brought into force during 1999) provide for the Environment Agency to be able to serve works notices on the responsible person to require them to carry out works or operations.

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

    In respect of contaminated land, the common laws of nuisance, negligence and trespass can lead to a land owner being liable for contaminated land. There are three main requirements to establish liability. There must be a direct link between the alleged cause of the contamination and the damage suffered. The possibility of the particular damage caused must have been foreseeable at the time when the damage was caused. In addition, the damage must not be too remote. If these facts are established, the resulting liability reflects not only the cost of cleaning up the land but also the payment of compensation to the parties who have suffered as a result.

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

    Part II A of the Environmental Protection Act 1990, which comes into force on 1st April 2000 sets out a new regime for dealing with liability for contaminated land. When these provisions are implemented, they will require contaminated land to be remediated to a "suitable for use" standard (so that contamination is no longer a matter of concern as long as the land remains in its present use). Liability will be allocated on the "polluter pays" principle. There will be two classes of responsible persons: Class A persons, who "caused or knowingly permitted" the pollution, and Class B, owners and occupiers of the land. Only if there is no Class A person who can be found will a Class B person be liable. If more than one appropriate person is identified within the liability group, a series of tests is set out, the application of which is designed to exclude those less responsible from liability. The question of liability thus depends in part on whether someone else can be found who is more "blameworthy."

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

    Hull and Machinery and War Risks Insurance. The Company maintains marine hull and machinery and war risks insurance on each of its vessels, which includes the risk of actual or constructive total loss, currently with deductibles of up to $65,000 per vessel per incident.

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

Recent Developments

    On October 1, 1999, the Company completed its purchase of NIF for a price of $38.7 million. NIF operates a service between Liverpool and Belfast using two chartered RoPax vessels, both built in 1997. NIF was established in 1991 and has built up a regular and reliable service currently carrying approximately 125,000 equivalent trailer units per annum and approximately 75,000 passengers.

    On October 22, 1999, the Company completed its purchase of the Eaglescliffe Logistics Centre in the North East of England for a price of $5.85 million.

    On October 22, 1999, the Company also completed the purchase of the two ships River Lune and Saga Moon, previously operated under capital leases.

    The above purchases were funded using the remaining $37.8 million held by the trustee for the Company's senior mortgage notes, together with approximately $15 million of free cash.


ITEM 2 - DESCRIPTION OF PROPERTY

    The Company's headquarters are at Puttenham Priory,
Puttenham, Surrey, which are owned by the Company and subject to a mortgage in the amount of $3.7 million as of September 30, 1999.

    The Company leases areas at Dublin, Belfast, Heysham and
Liverpool ports as follows:

    At Belfast, the Company has two contracts for (for BFF and NIF) the preferential, but not exclusive, use of two port areas which includes berths, vehicle ramps, compounds and various operation and administration buildings. The BFF permitted user contract is for a period of 10 years from January 1, 1994, with an option to renew. The NIF contract is for a period of 14 years from April 1, 1994, with an option to renew.

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

    At Liverpool, MF and NIF have entered into agreements for the lease of certain berths during designated slot times. The MF lease will be replaced by a contract for preferential, but not exclusive, use of the new river berth which is expected to be built by early 2001. The NIF contract expires October 31, 2000.

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

    As of the end of Fiscal 1999 the Company was leasing Eaglescliffe from the UK Ministry of Defence. This lease was for a period of two years from February 20, 1998 until February 20, 2000. This lease was terminated on October 22, 1999 on completion of the Company's purchase of Eaglescliffe. Following a successful solicitation of the note holders, Eaglescliffe was purchased for a cost of 3.555 million Pounds Sterling ($5.85 million). The purchase was funded from monies on deposit with the trustee for the Company's ship mortgage notes and the property was made subject to a mortgage to secure those notes. The purchase price includes the anticipated cost of cleaning up small amounts of radiological contamination on the site. This contamination was created by the burning of surplus aircraft following World War II, as a consequence of which radium paint applied to the instrument dials of the aircraft seeped into the ground. In addition there is some asbestos present in the ground and certain buildings. Of the total purchase price, 3 million Pounds Sterling ($4.9 million) has been placed in a joint escrow bank account to be used to fund the decontamination work. The Company anticipates that the decontamination clean up will be completed by late 2000.


ITEM 3 - LEGAL PROCEEDINGS

    In 1993 the Company attempted to commence its passenger/vehicle service between Almeria, Spain and Nador, Morocco. The Spanish Government initially prevented the service from operating. Thereafter, Cenargo filed a complaint with the European Commission, alleging violations by Spain of European

Community regulations in prohibiting the Company's service, and Spain permitted the service to start in November 1994. The Company thereafter submitted a claim for damages against the Spanish Government which is presently proceeding in the Spanish courts. The amount of the claim is approximately $25.5 million, plus interest. Cenargo believes that were it to prevail in the current proceeding, appellate proceedings might continue for a significant time. The Company and the Spanish Government currently continue settlement discussions to resolve the issue out of court.

    The Company has reached agreement with the Spanish Government to receive a non refundable advance of Spanish Pesetas 2000 million (approximately $12 million) against the eventual outcome of the court case. This is payable on delivery of the Company's two newbuildings expected in February and June 2000.

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


ITEM 4 - CONTROL OF THE REGISTRANT

    The Company is a closely-held English holding company. The following table sets forth certain information, as of December
31, 1999, concerning the beneficial ownership of the Company's outstanding Common Shares.

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


ITEM 8 - SELECTED FINANCIAL DATA

    The following selected historical income and balance sheet financial data as of and for the years ended September 30, 1995, 1996, 1997, 1998 and 1999 have been derived from the audited Consolidated Financial Statements of the Company, which are included elsewhere in this report. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements, including the notes thereto, included elsewhere herein.

                                                     Year Ended September 30,
                                              ______________________________________
                                        1995       1996          1997       1998          1999
                                                      (U.S. Dollars in Thousands)






Statement of Income Data
Operating revenues
Charterhire revenues, net            $46,498      $48,750      $43,649     $ 33,790       $6,614
Ferry service revenues                 8,070       11,497       19,489       62,646       91,344
Logistics services and
  other revenues                       4,998        8,010        7,930       14,669       21,546
                                  ----------   ----------   ----------   ----------   ----------
Operating revenues                    59,566       68,257       71,068      111,105      119,504
                                  ----------   ----------   ----------   ----------   ----------
Operating expenses
Vessel and other operating
  costs                               29,274       34,127       41,159       72,103       80,366
Depreciation                           9,376       11,823       11,017       10,945       10,530
Provision for impairment
  in values of vessels                    --           --           --       22,636        3,100
Amortization of dry-docking
  and special survey costs             1,260        1,139        1,767        1,669        3,409
Amortization of goodwill                  --           --           --          108          112
General and administrative
  expenses                             8,295        7,094        7,932       13,590       17,790
Foreign exchange loss (gain)           (983)        (916)          889           88          468
                                  ----------   ----------   ----------   ----------   ----------
Operating expenses                    47,222       53,267       62,764      121,139      115,775
                                  ----------   ----------   ----------   ----------   ----------
Operating income (loss)               12,344       14,990        8,304     (10,034)        3,729
                                  ----------   ----------   ----------   ----------   ----------
Other income (expense)
Interest income                          722          672          573        2,210        4,303
Interest expense                     (6,599)      (8,894)      (8,227)(19,565)  (20,397)
Income (loss) from joint
  ventures                               681        (965)        (435)           --           --
Gain on sale of marketable
  security                                --        1,326           --           --           --
Gain on disposition of
  fixed assets                         6,415            3          97       14,018           782
                                  ----------   ----------   ----------   ----------   ----------
Other income (expense)                 1,219      (7,858)      (7,992)      (3,337)     (14,312)
                                  ----------   ----------   ----------   ----------   ----------
Income (loss) before income
  taxes                            $  13,563    $   7,132    $     312   $ (13,371)    $ 10,583)
                                  ==========   ==========   ==========  ===========   ==========
Other Financial Data
Net cash provided by (used
  in) operating activities         $  16,889    $  18,895    $  13,931    $  14,682     $(7,837)
Net cash (used in) provided
  by investing activities          $(61,200)    $ (6,724)    $(35,025)    $(21,723)     $ 13,854
Net cash provided by (used
  in) financing activities         $  49,737    $(17,889)    $  25,021    $  50,908     $ 10,371
Balance Sheet Data (at end
  of period)






Cash and cash equivalents          $  10,863     $  5,146    $   9,072    $ 52,939      $ 69,327
Net book value of vessels          $ 174,634     $163,158    $ 177,002    $ 153,166     $138,353
Total assets                       $ 213,868     $206,523    $ 264,099    $ 349,932     $339,816
Total debt                         $ 131,153     $117,024    $ 164,469    $ 243,252     $256,193
Shareholders' equity               $  52,775     $ 56,391    $  56,751    $  53,338     $ 45,179
Fleet Data (at end of period) *
Total dwt of dry bulk
  carriers ('000s)                       585          585          585          323           --
Total dwt of multi-purpose
  vessels ('000s)                         95           95           95           55           --
Total capacity of ferries
Trailer units                            326          326          326          708          831
Passengers                             1,315        1,315        3,701        3,951        4,201
Total number of vessels                   16           16           17           15           10

*Includes the Mistral operated under an operating lease (1997 and 1998) and owned as at end fiscal 1999.


ITEM 9 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

General

    Cenargo, an English Company, is a diversified international transportation group specializing in European freight and passenger ferry services, deepsea dry cargo shipping as well as the movement of surface and air freight and the management of freight logistics.

    In recent years, Cenargo has been predominantly an owner and operator of deepsea dry bulk vessels, but during the years ended September 30, 1998 and 1999 ("fiscal 1998 and 1999") has been progressively withdrawing from this market and sold its two remaining multi-purpose dry cargo vessels in August 1999. The Company, as at the date of this report, currently owns six RoRo freight ferries, two RoPax freight/passenger ferries and two passenger/car ferries. The Company has two RoPax freight/passenger ferry newbuildings, with delivery scheduled for early and mid-2000.

Segment Analysis

Deep Sea Operations

    Fiscal 1999 has been a year of significant change for the Company. During the year the Company has totally exited from its deepsea activities. The last two deepsea vessels were sold in August 1999 and the Company's shipbroking activities have been closed down.

Irish Sea Services

The Company continued its strategy of concentrating on the development of its Irish Sea ferry operations. A new Liverpool-Dublin service was started in February 1999. This service, which offers twice daily sailings between the two ports, is operated with two RoPax newbuildings. The first of these was delivered in September 1998 and second in January 1999. The start up of the new service, was delayed by the late delivery of the new vessels, which adversely effected the Company's existing Heysham-Dublin service due to shortage of berthing facilities in Dublin. The pre-tax losses incurred during fiscal 1999 attributable to the start up of the new service including the adverse impact on the Company's existing Heysham-Dublin service were approximately $8.6 million.

    The Heysham-Belfast service has continued to trade successfully during the year. The service continues to offer four sailings per day in each direction and carried approximately
123,000 equivalent freight units in fiscal 1999.

    The new Liverpool-Dublin RoPax service was operating at an annualized rate of 96,000 trailer units at the end of fiscal 1999. Subsequent to the year-end, these volumes have continued to increase, as users become aware of the regularity and reliability of the service. In addition the Port of Dublin has agreed to construct an additional berth adjacent to the Company's existing berth in Dublin. Under its agreement with the port, the Company will have exclusive rights to use this additional berth at the peak loading and discharging times each day.

    In October 1999 the Company acquired Norse Irish Ferries Limited ("NIF"). NIF operates a service between Liverpool and Belfast using two chartered RoPax vessels, both built in 1997. NIF was established in 1991 and has built up a regular and reliable service, currently carrying approximately 125,000 equivalent trailer units per annum and approximately 75,000 passengers.

    Following this acquisition the Company has a unique matrix of services across the Irish Sea, comprising RoRo freight services from Heysham to Dublin and Belfast and RoPax services from Liverpool to Dublin and Belfast. The Company has thus become a major operator on the Irish Sea with the capacity to carry approximately 450,000 equivalent trailer units per annum, over 32% of the market.

Ferrimaroc

    Ferrimaroc, the passenger and freight ferry service operated by the Company between Almeria in Southern Spain and Nador, in Eastern Morocco has had another successful year. In fiscal 1999 the service carried over 306,000 passengers, 66,000 cars and approximately 4,000 trucks, significantly more than in fiscal 1998. The passenger and car market on the Almeria-Nador route continues to grow with the number of passengers from Almeria increasing by almost 19% during the summer season and passengers from Nador increasing by approximately 13%.

    The Company expects competition to increase significantly during fiscal 2000 as new operators come into the trade. This could undermine profitability. Ferrimaroc is however well established as the principal operator on the route carrying approximately 50% of the passenger and car market.

Logistics

    The Company's logistics businesses faced a difficult year. The freight-forwarding market has been generally weak during the year. Due to UK Government bureaucracy, the Company was unable to complete the purchase of the ex Ministry of Defense supply depot at Eaglescliffe until October 1999. This significantly inhibited the Company's ability to market its warehousing and distribution services, as it was not able to offer long term contracts due to the Company's own short tenure on the site, pending legal completion. The Company is confident that following the purchase it will now be able to exploit the significant potential of the site. The site gives the Company a strong low cost base from which to develop further its logistics businesses generally.

Results of Operations

Year Ended September 30, 1999 compared to Year Ended
September 30, 1998

Operating Revenues

    Operating Revenues increased in the Year Ended September 30, 1999 (the "1999 year") by $8.4 million or 7.6% to $119.5 million compared to $111.1 million in the Year Ended September 30, 1998 (the "1998 year") the increase comprises a $27.1 million, or 80.0%, decrease in charter hire revenues, a $28.7 million or 46.2%, increase in ferry service revenues and a $6.8 million or 36% increase in logistics services and other revenues. The increase in ferry service revenues was due to the inclusion of full years results for BFF in the 1999 year compared to nine months in the 1998 year as BFF was acquired by the Company in January 1998, together with revenues from Merchant Ferries' new

Liverpool-Dublin RoPax ferry service which commenced in February 1999. The decrease in charter hire revenue represents the loss of charter hire previously generated by nine of the Company's deepsea vessels disposed in the first and second quarters of the 1998 year and the first quarter of the 1999 year. The increase in logistics and other revenue was due to the inclusion of the results of Duncan acquired in May 1998 and Freightwatch acquired in 2 March 1999 together with increased revenue generated at Eaglescliffe the Company's developing logistics Center in the North East of England.

Operating Expenses

    Vessels and other operating costs increased in the 1999 year by $8.3 million, or 11.5% to $80.4 million compared to $72.1 million in the 1998 year, primarily as a result of the inclusion of BFF, Duncan and Freightwatch results and the operating costs of the Liverpool-Dublin RoPax service in the 1999 year offset by decreased deepsea vessels operating costs, as a result of the nine vessels sold.

    Depreciation for the 1999 year has decreased by $0.4 million, or 3.7%, to $10.5 million compared to $10.9 million in the 1998 year, which represents a reduction of depreciation of vessels sold offset by the inclusion of depreciation on BFF vessels for the whole of the 1999 year and the two RoPax vessels delivered in September 1998 and January 1999. Amortization of dry-docking and special survey costs increased by $1.7 million, or 100%, to $3.4 million compared to $1.7 million in the 1998 year, reflecting an increase due to the inclusion of BFF vessels and increased costs associated with the Company's Ferrimaroc service offset by a decrease due to the vessels sold. The provision for the impairment in value of vessels of $3.1 million in the 1999 year represents the provision for permanent diminution in value of the Company's two remaining multi-purpose dry-cargo vessels during the year which were sold at the Year end. The provision of $22.6 million in the 1998 year was a full provision for the loss on the disposal of the Company's two Capesize vessels disposed of in the 1999 year.

    General and administrative expenses for the 1999 year increased by $4.2 million or 31.1%, to $17.8 million compared to $13.6 million in the 1998 year, representing the inclusion of BFF, Duncan, Freightwatch and Merchant Ferries increased overhead costs relating to the new Liverpool-Dublin service for the 1999 year offset by reductions in Head Office costs.

    Foreign exchange loss increased by $0.4 million, or 400%, to $0.5 million compared to $0.1 million in the 1998 year, primarily reflecting the unrealized losses in the 1999 period on re-translation of Sterling monetary assets and liabilities within US dollar reporting subsidiary companies.

Net Operating Income

    As a result of the foregoing factors, the Company had net operating income of $3.7 million for the 1999 year, an increase of $13.7 million or 137% compared to a net operating loss of $10 million for the 1998 year.

Other Operating Income / Expenses

    Interest income increased by $2.1 million, or 95%, to $4.3 million for the 1999 year compared to $2.2 million for the 1998 year. The increase was due to the increased interest income attributable to cash deposits from the proceeds of the sale of vessels. Interest expense increased by $0.8 million, or 4.1%, to $20.4 million for the 1999 year compared to $19.6 for the 1998 year. The increase was due to the increased interest costs as a result of the issue of the notes and the inclusion of interest on BFF vessels capital leases for the whole of the 1999 year offset by the inclusion in 1998 year of an interest cost of $6.7 million on termination of interest rate swap contracts and the inclusion of a non cash charge of $0.5 million representing an unamortized finance charges written off in repayment of bank loan facilities, from the proceeds of the notes issue (as defined below).

    The gain on disposal of fixed assets was $1.8 million in the 1999 year compared to $14.1 million in the 1998 year. The gain in the 1999 year represents the profit on sale of the Merchant Prince and the Moondance and the gain in the 1998 year represents the profit on disposal of six of the Company's deepsea vessels.

Income Taxes

    Income tax benefit in the 1999 year was $2.4 million, or 22.9% of pre-tax results, compared to $9.5 million, or 71% of pre-tax results in the 1998 year.

Net Loss

    As a result of the foregoing, net loss was $8.2 million, in the 1999 year compared to net loss of $3.9 million in the 1998 year.

Year Ended September 30, 1998 compared to Year Ended
September 30, 1997

Operating Revenues

    Operating revenues increased in the Year ended September 30, 1998 (the "1998 Year") by $40.0 million, or 56.2%, to $111.1 million compared to $71.1 million in the year ended September 30, 1997 (the "1997 Year"). The increase comprises a $9.9 million, or 22.7%, decrease in charter hire revenues, a $43.1 million, or 220%, increase in ferry service revenues and a $6.8 million, or 86%, increase in logistics services and other revenues. The increase in ferry service revenues was due to the inclusion of Merchant Ferries results (which were reflected in income from joint ventures for 9 months of the 1997 Year) and BFF results. The increase in logistics services and other revenues was due to the inclusion of revenues from Flair (acquired in September
1997), inclusion of revenues from Scruttons (NI) Limited (acquired as part of Scruttons) and revenues from Duncan acquired in May 1998. The decrease in charter hire revenue represents the loss of charter hire previously generated by six of the Company's deepsea vessels disposed of in the first and second quarters of 1998, the effect of the scheduled dry-docking of a Capesize vessel offset by the inclusion of charter hire from a Merchant Ferries vessel employed under a bareboat charter.

Operating Expenses

    Vessels and other operating costs increased in the 1998 Year by $31.0 million, or 75.4%, to $72.1 million compared to $41.1 million in the 1997 Year, primarily as a result of the inclusion of Merchant Ferries, BFF, Flair and Duncan results in the 1998 Year offset by decreased deepsea vessel operating costs as a result of the six vessels sold.

    Depreciation for the 1998 Year has decreased by $0.1 million, or 1%, to $10.9 million compared to $11.0 million in the 1997 Year, which represents the reduction of depreciation on vessels sold and the inclusion of depreciation on Merchant Ferries and BFF vessels in the 1998 Year. Amortization of dry-docking and special survey costs for both 1998 and 1997 Years was $1.7 million reflecting an increase due to the inclusion of BFF vessels offset by a decrease due to the vessels sold.

    The provision for impairment in value of vessels of $22.6 million in the 1998 year was a full provision for the loss on the disposal of Cenargo's two Capesize vessels disposed subsequent to the fiscal year end.

    General and administrative expenses for the 1998 Year increased by $5.6 million, or 70.9%, to $13.5 million compared to $7.9 million in the 1997 Year, representing the inclusion of Merchant Ferries, BFF, Flair and Scruttons costs in the 1998
Year.

    Primarily as a result of these developments, total operating expenses increased by $58.3 million or 92.8%, to $121.1 million for the 1998 Year compared to $62.8 million for the 1997 Year.

Net Operating Income

    As a result of the foregoing factors, the Company had a net operating loss of $10.0 million for the 1998 Year, a change of $18.3 million or 220% from a net operating income of $8.3 million for the 1997 Year.

Other Operating Income/Expenses

    Interest income increased by $1.6 million, or 266%, to $2.2 million for the 1998 Year compared to $0.6 million for the 1997 Year due to increased interest from cash deposits from the proceeds of the disposal of vessels. Interest expense increased by $11.4 million, or 139%, to $19.6 million for the 1998 Year compared to $8.2 million for the 1997 Year. The increase was due to increased interest costs as a result of the Notes issue (as defined below), the inclusion of interest rate swap contract termination costs of $6.7 million and inclusion of a non-cash charge of $0.5 million representing unamortized finance charges written off on repayment of bank loan facilities, from the proceeds of the Notes issue (as defined below).

    Loss/gain on disposal of fixed assets increased by $13.9 million to a profit of $14.0 million in the 1998 Year compared to a profit of $0.1 million in the 1997 Year. The gain for the 1998
Year was due to the profit on the disposal of six deepsea vessels.

Income Taxes

    Income tax benefit in the 1998 Year was $9.5 million, or 71% of pre-tax results, compared to $0.1 million in the 1997 Year.

Net Income

    As a result of the foregoing, net loss was $3.9 million, or 3.5% of operating revenues, in the 1998 Year compared to net income of $0.4 million in the 1997 Year.

Liquidity and Capital Resources

    Total shareholders equity at September 30, 1999 was $45.2 million compared to $53.3 million at September 30, 1998. The decrease of $8.1 million is represented by a net loss of $8.2 million and accumulative translation adjustment of $0.1 million, on translation of Sterling based subsidiary companies.

    Long term debt at September 30, 1999 consists of $172.6 million 9 3/4% First Priority Ship Mortgage Notes (the "Notes") and $59.75 million currently drawdown from an $85 million facility to finance building contracts for the two new build vessels, together with other secured debts and obligations under capital leases. Principally the obligations under capital leases comprise lease obligations for two of the Company's RoRo vessels, these leases were bought out using notes escrow proceeds after the 1999 fiscal year end.

    At September 30, 1999 the Company had cash and cash equivalents of $69.3 million compared to $52.9 million at September 30, 1998. Cash and cash equivalents increased by $16.4 million principally as the result of the proceeds of the disposition of vessels. At September 30, 1999 approximately $37.8 million was held by the trustee for the Notes. These funds were totally used in October 1999 to partially fund the acquisition of Norse Irish Ferries Limited, Eaglescliffe Logistics Centre and to buy out the capital leases for vessels Saga Moon and River Lune. US$15 million of free cash was additionally utilized in October 1999 to fund the balance of the purchase price for the aforementioned acquisitions.

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

    The Notes are secured by first priority statutory mortgages and deeds of covenants (including first assignments of insurances) collateral thereto (the "Mortgages") on the vessels securing the Notes (the "Mortgaged Vessels"), the assets of NIF and Eaglescliffe. In the event that the Company and the Subsidiary Guarantors default on their obligations to make payments in respect of the Notes, holders of the Notes would be entitled to payment out of the proceeds from the sale of the Mortgaged Vessels.

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

The Credit Facility

    The Company entered into a credit facility with Bank Boston, N.A. (the "Credit Facility") concurrently with the consummation of the Offering. The Credit Facility makes available to the Company up to $85 million as a construction and term loan facility to finance the acquisition and construction of vessels.

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

Vessel Capital Leases

    Two of the Company's vessels (Saga Moon and River Lune) have been financed in sale/leaseback transactions guaranteed by Scruttons under which BFF has sold or bareboat chartered a vessel to an unaffiliated third party and bareboat chartered the vessel back from such third party. These leases have been bought out in October 1999 with funds on deposit with the trustee for the Notes, subsequent to the fiscal 1999 year end.

    The Mistral was leased by the Company under a five year charter providing for charterhire of approximately $3 million per year. The Company purchased the Mistral from the lessor in July 1999 using monies on deposit with the trustee for the Notes.

Substantial Leverage and Debt Service

    Upon consummation of the sale of the Restricted Notes, the Company became highly leveraged, with $255.7 million of total indebtedness outstanding (including the Notes) and $45.2 million of shareholders' equity at September 30, 1999. Subject to the restrictions in the Indenture and under the Credit Facility, each of Cenargo and its subsidiaries, including the Subsidiary Guarantors, may incur additional indebtedness from time to time, including under the Credit Facility. The degree to which the Company is leveraged could have important consequences for holders of the Notes, including but not limited to the following:
(i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be limited; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of interest on the Notes and any other future indebtedness, thereby reducing the funds available to the Company for other purposes; (iii) indebtedness outstanding under the Credit Facility is secured by security interests in, or liens on, certain of the assets of the Company, and may become due prior to the time the principal on the Notes will become due; (iv) the Company may be hindered in its ability to withstand competitive pressures and respond to changing business conditions; (v) the Company may be more vulnerable in the event of a downturn in general economic conditions or in its business; (vi) the Company may be more highly leveraged than others with which it competes, which may put it at a competitive disadvantage; and (vii) the Company's indebtedness (other than the Notes), including under the Credit Facility, may bear interest at floating rates, thereby rendering the Company vulnerable to increases in interest rates.

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

Foreign Currency Risks

    The Company is exposed to the risk of fluctuations in foreign currency exchange rates due to the international nature and scope of its operations. The Company's revenues and expenses are affected by fluctuations in currency exchange rates among and between the U.K. Pound Sterling, the European Euro and the U.S. Dollar. The Company does and will from time to time engage in hedging to manage risks related to foreign currency fluctuations. See Note 2 of Notes to the Company's Consolidated Financial Statements as of and for the years ended September 30, 1996, 1997 and 1998.

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

    As a result of the termination of the Company's existing bank credit facility and concerns over future interest rates, the Company has terminated its interest rate swap contracts at a cost of $6.7 million, reflected as part of the interest expense in the 1998 income statement.

The Year 2000 Computer Problem

    The Company announced prior to December 31, 1999 that the tasks identified in its Year 2000 program had been completed and that, as a result, all reasonable steps have been taken to achieve Year 2000 readiness. No significant disruption to the Company's business occurred on the date change roll over to January 1, 2000.

    The overall objective of our Year 2000 program is to minimize the chance of disruption to the services we provide to our customers up to, during and after the turn of the millennium. For the Company systems, equipment and services obtained from third parties we have sought and received details of Year 2000 compliance from those parties and where appropriate obtained details of testing and work done. Risks that we deemed particularly crucial to business processes resulted in our own testing of the relevant systems and equipment. We intend to take appropriate further action including re-testing of our systems and re checking of our contingency plans during the remaining part of 1999 and into 2000.

    The completion of our program helped the Company to confirm that we believed that an acceptable state of readiness had been reached for the turn of the millennium. But, given the complexity of the problem it is not possible for any organization to guarantee that no Year 2000 problem will remain because at least some level of failure may still occur.

European Monetary Union-Euro

    On January 1, 1999 eleven member countries of the European Union established fixed conversion rates between their existing sovereign currencies, and adopted the Euro as their new common currency. The Euro is currently trading on currency exchanges and the legacy currencies will remain legal tender in participating countries for a transition period between January 1, 1999 and January 1, 2002. During the transition period, non-cash payments can be made in the Euro and parties can elect to pay for goods and services and transact business using either Euro or a legacy currency. Between January 1, 2002 and July 1, 2002 the participating countries will introduce Euro notes and coins and will withdraw all legacy currencies so that they will no longer be available.

    Although the United Kingdom is currently not participating in the Euro the Company's businesses trade extensively within the Euro Zone. The Company will continue to evaluate all pricing, currency risk, accounting, tax, governmental, legal and regulatory issues as guidance becomes available. Based on current information the Company does not expect that Euro conversion will have a material adverse affect on its business or financial condition.


ITEM 10 - DIRECTORS AND OFFICERS OF THE REGISTRANT

    Set forth below are the names and positions of the directors and executive officers of the Company. Directors of the Company are elected annually, and each director holds office until a successor is elected. Officers of the Company are elected from time to time by vote of the Board of Directors and hold office until a successor is elected.

The Company

    The directors and executive officers of the Company are listed below:

    NAME                     AGE               POSITION

    Michael Hendry           46                Chairman

    Annabel Hendry           48                Director

    Paul Gregory             59                Finance Director

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


ITEM 11 - COMPENSATION OF DIRECTORS AND OFFICERS

    During the fiscal year ended September 30, 1999, the Company paid an aggregate of approximately $2.4 million in compensation to its chairman and directors (who comprise the Company's executive officers) as a group. The Company has written employment contracts with all employees except Michael Hendry and Annabel Hendry. In addition, the Company provides certain non-cash benefits to its employees and executive officers.


ITEM 13 - INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

    Not applicable


PART IV

ITEM 19 - FINANCIAL STATEMENTS

    See pages F-1 through F-23, which are attached hereto and incorporated herein.


ITEM 19 - FINANCIAL STATEMENTS AND EXHIBITS

    The following financial statements, together with the report of Moore Stephens, Independent Chartered Accountants, are filed as part of this annual report:

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Financial Statements

    Report of Moore Stephens, Independent Chartered
      Accountants.........................................    F-1
    Consolidated Statements of Income for the years
      ended September 30, 1999, 1998 and 1997  F-2
    Consolidated Balance Sheets as of September 30, 1999
      and 1998............................................    F-3
    Consolidated Statements of Cash Flows for the
      years ended September 30, 1999, 1998 and 1997.......    F-4
    Notes to Consolidated Financial Statements............    F-6

                  INDEPENDENT AUDITORS' REPORT

             THE BOARD OF DIRECTORS AND SHAREHOLDERS
                    CENARGO INTERNATIONAL PLC


We have audited the accompanying consolidated balance sheets of Cenargo International Plc and subsidiaries as of September 30, 1999 and 1998 and the related consolidated statements of income and cash flows for each of the years in the three year period ended September 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cenargo International Plc and subsidiaries as of September 30, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the years in the three year period ended September 30, 1999 in conformity with accounting principles generally accepted in the United States.



Moore Stephens
Chartered Accountants
St. Paul's House
Warwick Lane
London  EC4P 4BN

February 15, 2000

                          CENARGO INTERNATIONAL PLC

                      Consolidated Statements of Income
                Years ended September 30, 1999, 1998 and 1997
                    (U.S. Dollars expressed in thousands)


                       Note           1999            1998        1997

Operating revenues
Charterhire revenues                    $6,948         $34,906       $45,570
Ferry service revenues                  91,344          62,646        19,489
Logistics and other
  revenues             18(b)            21,546          14,669         7,930
Brokers' commission                      (334)         (1,116)       (1,921)
                                      --------        --------      --------
Operating revenues                     119,504         111,105        71,068
                                      --------        --------      --------

Operating expenses
Vessel and other
  operating costs                       80,366          72,103        41,159
Depreciation                            10,530          10,945        11,017
Provision for
  impairment
  in value of vessels  2(m)              3,100          22,636           -
Amortization of
  drydocking and
special survey costs                     3,409           1,669         1,767
Amortization of
  goodwill                                 112             108           -
General and administrative
  expenses                              17,790          13,590         7,932
Foreign currency loss                      468              88           889
                                      --------        --------      --------
Operating expenses                     115,775         121,139        62,764
                                      --------        --------      --------

Operating income
  (loss)               6                 3,729        (10,034)         8,304
                                      --------        --------      --------
Other income (expenses)
Interest income                          4,303           2,210           573
Interest expense       17(a)          (20,397)        (19,565)       (8,227)
(Loss) income from
  joint ventures                           -               -           (435)
Gain on disposition of
  fixed assets                           1,782          14,018            97
                                      --------        --------      --------
Other (expenses) income               (14,312)         (3,337)       (7,992)
                                      --------        --------      --------

(Loss) income before
  income taxes                        (10,583)        (13,371)           312
Income taxes           7                 2,424           9,506            95
Minority interests                        (44)             -             -
                                      --------        --------      --------
Net (loss) income                     $(8,203)        $(3,865)          $407
                                      --------        --------      --------


See accompanying notes to consolidated financial statements.

                          CENARGO INTERNATIONAL PLC

                         Consolidated Balance Sheets
                      As of September 30, 1999 and 1998
                    (U.S. Dollars expressed in thousands)

Assets                       Note                       1999          1998

Current Assets
Cash and cash equivalents                              $29,677       $30,257
Cash held in escrow                    8                39,650        22,682
Trade accounts receivable                               22,557        17,247
Other receivables                                        4,810         5,892
Due from joint ventures                11                  585         2,024
Inventories                                              1,530         1,804
Prepaid expenses and accrued income                        860         3,902

Total current assets                                    99,669        83,808
Non current assets
Vessels and equipment                  9               143,431       158,541
Land and buildings                     9                13,293        11,827
Vessels under construction             10               62,472        77,115
Investments in joint ventures          11                  -             -
Loans to joint ventures                11                4,083         4,057
Goodwill, net                                            2,885         1,132
Trade investments                                          578           596
Deferred charges, net                  12                8,752         7,646
Pension fund debtor                    13                5,448         5,210
                                                      --------      --------
Total assets                                          $340,611      $349,932
                                                      ========      ========
Liabilities and shareholders' equity
Current liabilities
Current maturities of long-term debt   14                1,682         2,288
Capital lease obligations              19                3,563         3,537
Trade accounts payable                                   8,199        11,155
Accrued expenses                                         7,835         7,167
Accrued interest -
  ship mortgage notes                                    5,001         4,882
Other creditors                                          3,344        11,731
Due to joint ventures                  11                  -             -
                                                      --------      --------
Total current liabilities                               29,624        40,760
Long-term liabilities
Ship Mortgage Notes                    14              172,619       172,345
Long-term debt                         14               65,489        49,625
Capital lease obligations              19               12,840        15,457
Other creditors                                          1,474         2,010
Deferred taxation                      7                13,386        16,397
                                                      --------      --------
Total liabilities                                      295,432       296,594

Contingent liability                   18                  -             -
                                                      --------      --------
Shareholders' equity
Share capital                          15                   21            21
Accumulated Other
  Comprehensive Income:
Cumulative translation adjustment      16                  428           384
Retained earnings                      16               44,730        52,933
                                                      --------      --------
Total shareholders' funds                               45,179        53,338
                                                      --------      --------
Total liabilities & shareholders' funds               $340,611      $349,932
                                                      ========      ========

                          CENARGO INTERNATIONAL PLC

                    Consolidated Statements of Cash Flows
                   As of September 30, 1999, 1998 and 1997

                    (U.S. Dollars expressed in thousands)

                                       1999               1998          1997
Operating Activities

Net (Loss) income                    $(8,203)         $(3,865)          $407

Adjustments to reconcile
  net income to net cash
  provided by operating
  activities:
Loss (income) from
  joint ventures                          -                -             435
Amortization of drydocking and
  special survey costs                  3,409            1,669         1,767
Amortization of ship mortgage
  notes discount                          340              -             -
Depreciation                           10,530           10,945        11,017
Amortization of goodwill                                   112           108-
Gain on disposition of fixed assets   (1,782)         (14,018)          (97)
Provision for diminution in value of
  assets                                3,100           22,636           -
Provision for diminution in value of
  investment in joint ventures              -              108           -
Foreign exchange loss (gain)              174              675           890
(Increase)/decrease in pension
  debtor                                (366)              182           -
(Increase) decrease in
  trade accounts receivable           (4,488)          (2,873)         3,368
(Increase) decrease in other
  receivables                           1,082            (810)       (2,553)
(Increase) decrease in inventories        274              501         (369)
(Increase) decrease in
  prepaid expenses
  and accrued income                    3,042          (5,406)         (215)
Increase (decrease) in trade
  accounts payable                    (3,630)             (96)       (1,698)
Increase (decrease) in accrued
  expenses                                787            6,486       (1,641)
Increase (decrease) in other
  creditors                           (9,718)            7,852         2,178
Increase (decrease) in deferred
  tax liabilities                     (2,500)          (9,412)           442
                                     --------         --------      --------
Net cash provided (absorbed) by
  operating activities                (7,837)           14,682        13,931

                                     --------         --------      --------
Investing activities

Additions to land and
  buildings                           (2,083)            (804)         (274)
Additions to vessels and equipment   (17,176)          (3,254)         (648)

Additions to vessels under           (34,076)         (83,730)      (39,793)
construction
Purchase of subsidiary
  undertakings, net of
  cash acquired                       (1,306)          (5,170)       (1,143)
Purchase of other investment              -                -           (106)
Proceeds from sale of
  marketable security                     -                -           6,613
Proceeds from sale of
  fixed assets                         68,495           71,235           326
                                     --------         --------      --------
Net cash provided by (used in)
  investing activities                 13,854         (21,723)      (35,025)
                                     --------         --------     ---------

                          CENARGO INTERNATIONAL PLC
                    Consolidated Statements of Cash Flows
             As of September 30, 1999, 1998 and 1997 (Continued)

                    (U.S. Dollars expressed in thousands)

                                         1999             1998          1997
Financing activities

Proceeds from long-term debt           18,366          214,928       243,882
Repayment of long-term debt           (1,593)        (155,582)     (210,106)
Due (to) from joint ventures            1,413          (2,392)       (6,018)
Repayments of capital leases          (3,300)          (1,541)         (398)
Deferred charges paid                 (4,515)          (4,526)       (2,339)
Increase in share capital                 -                 21           -
                                     --------         --------      --------
Net cash provided by (used in)
  financing activities                 10,371           50,908        25,021
                                     --------         --------      --------
Net Increase (decrease) in cash and
  cash equivalents                     16,388           43,867         3,927
Cash and cash equivalents at
  beginning of year                    52,939            9,072         5,145
                                     --------         --------      --------
Cash and cash equivalents at
  end of year                         $69,327          $52,939        $9,072
                                     ========         ========      ========

Supplemental disclosure of cash flow information:

Interest paid, net of capitalized
  interest                            $20,397          $23,601        $9,025
Income taxes paid                         -                -             -
                                     ========         ========      ========

Cash and cash equivalents             $29,677          $30,257        $9,072
Cash held in escrow                    39,650           22,682            -
                                     --------         --------      --------
                                      $69,327          $52,939        $9,072

Purchase of subsidiary undertakings

Cash paid                              $1,440          $25,769        $1,176
Net proceeds on sale of divisions           -         (15,112)           -
Cash acquired                           (134)          (5,487)          (33)
                                     --------         --------      --------
                                       $1,306           $5,170        $1,143
                                     ========         ========      ========

See accompanying notes to consolidated financial statements.

                    CENARGO INTERNATIONAL PLC

           Notes to Consolidated Financial Statements
             As of September 30, 1999, 1998 and 1997

1.  General

    The Company was incorporated in 1979 in the United Kingdom and has owned and operated vessels since 1982. The Company's principal activities include ferry services, ship owning and operating, shipbroking, logistics services and freight forwarding. The Company and its subsidiaries currently operate a fleet consisting of 10 owned and capital leased vessels, including freight and passenger ferries.

2.  Accounting Policies

    (a)  Basis of accounting

         The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States.

         The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The following are significant accounting policies adopted by the Company.

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

    (d)  Cash and cash equivalents

         For the purposes of the consolidated statements of cash flows demand and time deposits with original maturities of three months or less are considered equivalent to cash.

    (e)  Inventories

         Inventories which comprise fuel and consumable stores are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis.

    (f)  Vessels, equipment, land and buildings

         The cost of the vessels less estimated residual value is written off on a straight-line basis over the vessels' remaining lives. The vessels' lives are estimated as being between 15 and 30 years from dates of delivery. Other equipment is depreciated over its estimated residual life at rates of between 14% and 25% on a straight-line basis, except for freehold buildings which are depreciated at a rate of 2% and ferry terminal buildings at between 5% and 10%. Land is not depreciated.

    (g)  Vessels under construction

         The carrying value of vessels under construction represents the accumulated costs to the balance sheet date which the Company has had to pay by way of purchase instalments together with interest capitalized on loans raised to finance the purchase and other associated financing fees. No charge for depreciation will be made until the vessels are delivered.

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

    (k)  Foreign currencies

         The Company's functional currency is the U.S. Dollar as US Dollar denominated transactions represent the single largest component of revenues, expenditures and cash flows.

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

         Foreign currency monetary assets are liabilities in the balance sheets of subsidiaries whose functional currency is the U.S. Dollar are translated at exchange rates in effect at the balance sheet date. Foreign currency non-monetary assets and liabilities are translated using historical rates of exchange. Foreign currency revenues and expenses are translated at the average exchange rates prevailing during the year and exchange gains and losses are included in the determination of net income.

    (l)  Goodwill

         Goodwill represents the excess of purchase price over fair value of net assets acquired. Goodwill is amortized over the expected periods to be benefited, generally 10 to 20 years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining useful life can be recovered through future operating activities of the acquired entity.

         If goodwill is negative as a result of the fair value of net assets acquired exceeding the purchase price the resulting negative goodwill is applied as a reduction in the value of non-current assets acquired on a pro-rata basis.

    (m)  Asset Impairment

         Certain long-term assets of the Company are reviewed when changes in circumstances require as to whether their carrying value has become impaired, pursuant to guidance established in Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-Lived Assets to be Disposed Of". Management considers assets to be impaired if the carrying value of the asset exceeds the future projected cash flows from related operations (undiscounted and without interest charges). When impairment is deemed to exist, the assets are written down to fair value or projected discounted cash flows from related operations. Management also re-evaluates the period of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. In accordance with SFAS 121, the Company recorded impairment losses of $0, $22,636 and $3,100 for the years ended September 30, 1997, 1998 and 1999, respectively.

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

3.  Segment Information

    The Company has adopted FASB Statement No. 131, "Disclosures about Segments of Business Enterprise and Related Information". The Company is managed in four operating segments: International Ship Owning and Operating, Irish Sea Ferries, Ferrimaroc and Logistics and Other Activities. The International Shipowning and Operating segment includes certain central overhead costs, central financing costs and other general corporate income and expenditure.

    The Company utilises EBITDA as a measure of segmental performance. The Company defines EBITDA as net income (loss) before taxes, interest expense, interest income, depreciation, provision for impairment in value of vessels, amortisation of drydocking and special survey costs, amortisation of goodwill, gain or loss from joint ventures and minority interest.

    Certain financial information is presented below: amounts are in thousands of US Dollars

                   INTERNATIONAL     IRISH                   LOGISTICS
                   SHIPOWNING        SEA                     AND
                   AND CHARTERING    FERRIES    FERRIMAROC   OTHER      TOTAL

    1999
    Revenue              6,614        72,238      19,106      21,546   119,504
    EBITDA               1,240        16,100       5,376        (54)    22,662
    Tangible assets     72,353       126,900      17,498       2,445   219,196
    Capital
      expenditures      18,192        16,896      15,738       2,508    53,334
    1998
    Revenue             33,790        45,982      16,664      14,669   111,105
    EBITDA              22,993        13,889       2,121         339    39,342
    Tangible assets    121,946       121,580       3,160         797   247,483
    Capital
      expenditures      44,899        41,689         424         729    87,741

    1997

    Revenue             43,649         3,338      16,151       7,930    71,068
    EBITDA              19,349         1,223         267         346    21,185
    Tangible assets    165,857        62,357       3,808         192   232,214
    Capital
      expenditures      39,900           101       2,381         222    42,604

    EBITDA for all reportable segments differs from consolidated income (loss) before income taxes reported in the consolidated statements of income as follows: amounts are in thousands of US Dollars

                                     YEAR ENDED SEPTEMBER 30
                                    1999       1998       1997

    EBITDA                        $22,662     $39,342    $21,185
    Reconciling items:
    Depreciation                 (10,530)    (10,945)   (11,017)
    Provision for impairment
      in value of vessels         (3,100)    (22,636)          -
    Amortisation of goodwill        (112)       (108)          -
    Amortisation of drydocking    (3,409)     (1,669)    (1,767)
    Net interest expense         (16,094)    (17,355)    (7,654)
    Loss from joint ventures            -           -      (435)
                                ---------   ---------  ---------
    (Loss) income before
      income taxes              $(10,583)   $(13,371)       $312
                                ---------   ---------  ---------

4.  Adoption of New Accounting Standards

    The Financial Accounting Standards Board ["FASB"] issued Statement of Financial Accounting Standards ["SFAS"] No. 137, "Accounting for Derivative Instruments and Hedging Activities
    - Deferral of Effective Date of FASB Statement No. 133". The Statement defers for one year the effective date of FASB Statement No. 133 " Accounting for Derivative Instruments and Hedging Activities". The rule now will apply to all fiscal quarters of all fiscal years beginning after June 15, 2000. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The adoption of SFAS No. 137 is not expected to have a material impact on the

    Company's consolidated results of operations, financial position or cash flows.

    In April 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities". SOP 98-5 provides guidance on the financial reporting of start-up costs and organization costs, and requires that such costs to be expensed as incurred. SOP 98-5 applies to all non-governmental entities and is generally effective for fiscal years beginning after December 15, 1998. Earlier application is encouraged in fiscal years for which annual financial statements previously have not been issued. The adoption of SOP 98-5 is not expected to have a material impact on results of operations, financial position, or cash flows of the Company as the Company's current policy is substantially in accordance with SOP 98-5.

5.  Acquisitions

    In March 1999, the Company acquired 100% of the share capital of Freightwatch Limited ("Freightwatch") a company incorporated in the United Kingdom, for a total consideration of U.S.$1,174,391. Freightwatch undertakes freight forwarding activities in the United Kingdom.

    This acquisition has been accounted for by the purchase method of accounting and accordingly the purchase price has been allocated to the assets acquired and the liabilities assumed based on the estimated fair values at the dates of acquisition.

    The excess of purchase price over the estimated fair value of the net assets acquired for Freightwatch has been recorded as goodwill, which is being amortized on a straight-line basis over 10 years. Amortization of $46,689 has been charged in the year ended September 30, 1999.

    The estimated fair values of assets acquired and liabilities assumed are summarized as follows:

                                                   FREIGHTWATCH

    Capital assets                                       81
    Cash                                                134
    Accounts receivable                                 822
    Trade creditors                                   (673)
    Deferred tax                                        (1)
                                                   --------
                                                    $   363
                                                   ========

    Operating results of Freightwatch are included in the Company's consolidated results of operations from the effective date of the acquisition which was March 1, 1999.

6.  Operating income (loss)

    The Company operates on a worldwide basis. The following are the customers that comprise 10% or more of operating revenues:

                                 1999       1998      1997

    Mitsui OSK Lines             $-         $-        $9,080
    Mediterranean Shipping
      Company                    $-         $-        $8,395
                                 ======     ======    ======

    During the year the Company terminated a vessel operating lease and purchased the vessel. After recognizing the costs of termination, the sale agency fee receivable on the sale of the vessel and other related costs, the Company recorded a profit on termination of $2,620,000. This amount has been included within vessel and other operating costs (income of $4,898,000) depreciation of ($1,157,000), and amortization of dry docking and special survey costs ($1,121,000).

7.  Taxation

    The Company records U.K. Corporation tax in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires the Company to compute deferred taxes based upon the amount of taxes payable in future years, after considering known changes in tax rates and other statutory provisions that will be in effect in those year.

    The reconciliation of the Company's effective tax rate to the Corporation tax rate on income from continuing operations is as follows:

                                     1999      1998       1997

    U.K. statutory rate (average
      rate for period)                 (30)      (31)         32
    Increase (decrease) in
      rate resulting from:
    Statutory rate reduction -
      deferred tax                        1         1        (1)
    Permanent book/tax differences
      and other                           4     (22)        (23)
    Revision to prior year estimate       2      (20)       (33)
                                    -------   -------    -------

    Net effective tax rate            (23)%     (72)%      (25)%
                                    =======   =======    =======

    The revision to prior year estimates represent adjustments to deferred tax estimates and differences between tax computations used for provisions and final computations submitted to the UK Inland Revenue.

    Income tax expense (benefit) attributable to income from continuing operations consists of:

                                 CURRENT    DEFERRED     TOTAL

    Year ended September 30, 1999
    US Federal and State           $   -      $    -    $      -
    Foreign - UK corporation tax        75     (2,499)   (2,424)
                                   -------     -------   -------
                                       $75    $(2,499)  $(2,424)
                                   =======    ========  ========

    Year ended September 30, 1998
    US Federal and State          $    -      $    -    $      -
    Foreign - UK corporation tax      (95)     (9,411)   (9,506)
                                  --------    --------  --------
                                  $   (95)    $(9,411)  $(9,506)
                                  --------    --------  --------

    Year ended September 30, 1997
    US Federal and State          $    -      $    -    $      -
    Foreign - UK corporation tax      (81)        (14)      (95)
                                  --------    --------  --------
                                  $   (81)    $   (14)  $   (95)
                                  ========    ========  ========

    The following table shows the tax effect of the Company's cumulative temporary differences and carryforwards included on the Company's Consolidated Balance Sheet at September 30,
    1999 and 1998.

                                       1999          1998

    Excess of tax over book
      depreciation & deductions       $12,269      $15,142
    Holdover relief                     1,409        1,497
    Other                               (292)        (242)
                                      -------      -------
    Total net effective
      tax liability                   $13,386      $16,397
                                      =======      =======
    The Company and subsidiaries represent a U.K. tax group and file tax returns on that basis. The Company has no material basic differences relating to its investments in subsidiaries.

8.  Cash Held in Escrow

    At September 30, 1999 the Company has cash held in escrow accounts to fund the purchases of Norse Irish Ferries
    Limited, Eaglescliffe Logistics Centre and two capital lease financed vessels, and is held as escrow property to secure the Ship Mortgage Notes.

9.  Vessels, Equipment, Land & Buildings

                                               1999       1998

    Cost
    Vessels                               $158,072    $216,558
    Land and buildings                      14,916      12,951
    Equipment                               10,837       9,799
                                          --------    --------
                                           183,825     239,308
    Accumulated depreciation              (27,101)    (68,940)
                                          --------    --------
    Net book value                        $156,724    $170,368
                                          ========    ========

    Included above are assets held under capital leases with a cost of $34,672,042 and accumulated depreciation of $13,439,613.

    The following is a summary of the vessels as of September 30, 1999:

     REGISTERED                                   YEAR    GROSS
     VESSELS OWNED           TYPE                 BUILT   TONNAGE

     m.v. Mistral            Passenger/Car Ferry  1981    20,220
     m.v. Scirocco           Passenger/Car Ferry  1974    11,177
     m.v. Merchant Bravery   RoRo                 1978    9,368
     m.v. Merchant Brilliant RoRo                 1978    9,366
     m.v. Merchant Venture   RoRo                 1979    6,058
     m.v. Spheroid           RoRo                 1971    7,171
     m.v. River Lune *       RoRo                 1983    7,765
     m.v. Saga Moon *        RoRo                 1984    7,746
     m.v. Dawn Merchant      RoPax                1998    22,152
     m.v. Brave Merchant     RoPax                1999    22,152

     The vessels are pledged as disclosed in Note 14.

     The insured value of vessels is $250.3 million.

     * Vessels under capital leases (leases bought out in October 1999)

10.  Vessels under Construction

                                            1999       1998

    Cost at beginning of the year          $77,115     $42,074
    Purchase instalments and other
      capital expenditure                   34,077      78,096
    Interest capitalized                         -       4,036
    Other associated financing
      fees capitalized                           -       1,598
    Transfer to vessels, equipment,
      land and buildings                  (48,720)    (48,689)
                                          --------    --------
    Cost at end of the year                $62,472     $77,115
                                          ========    ========

    The following is a summary of the Company's capital commitments for vessels under construction at September 30, 1999:

                                                GROSS
                 SCHEDULED                      TONNAGE
    HULL NUMBER  DELIVERY     BUILDER    TYPE   (M.T.)    1999

    289          2000         A.E.S.A.   RoPax  22,150     8,550
    290          2000         A.E.S.A.   RoPax  22,150    17,100
                                                         -------

    $25,650
                                                         -------

The shipyard contracts are assigned as disclosed in Note 14.

11. Loans to Joint Ventures

    Loans to joint venture companies represent advances to finance joint venture operations and are non-interest bearing. Loans will only be repaid out of profits arising from operations or the sale of joint venture assets.

12. Deferred Charges

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

                                             1999        1998

    Debt arrangement fees                   $5,779      $4,394
    Drydocking and special survey costs      3,645       3,763
                                            ------      ------
                                             9,424       8,157
    Accumulated amortisation                 (672)       (511)
                                            ------      ------
                                            $8,752      $7,646
                                            ------      ------

13. Pension Costs

    (a)  Defined contribution pension plan

    The Company sponsors a defined contribution pension plan.
    Contributions to the plan for 1998 and 1999 were $331,000 and $280,633 respectively, which were charged to operations.

    (b)  Defined benefit pension plan

         Reconciliations of the pension benefit obligation and the value of plan assets follow:

                                              1999        1998
    Plan assets

    Fair value, beginning of year          $30,205     $30,165
    Actual investments returns               2,453         277
    Company contributions                       27         -

    Benefits paid to participants            (814)       (237)
    Foreign exchange adjustment              (880)           -
                                            ------       -----
    Fair value, end of year                $30,991     $30,205
                                           -------     -------

    Pension benefits obligations              1999        1998

    Balance, beginning of year             $24,157     $25,015
    Service cost                               260         340
    Interest cost                            1,373       1,003
    Actuarial gains                          1,407     (1,963)
    Prior service cost                         729           -
    Company contributions                       34           -
    Benefits paid to participants            (814)       (238)
    Foreign exchange adjustment              (712)           -
                                            ------       -----
    Balance, end of year                   $26,434     $24,157
                                           -------     -------

    At September 30, 1999 and 1998, the funded status of the plan was as follows:

                                              1999        1998

    Surplus of plan assets over benefit
      obligations                           $4,557      $6,048
    Unrecognised net actuarial (gain) loss     891       (838)
                                            ------       -----
    Net amount recognised                   $5,448      $5,210
                                            ------      ------

    Components of net periodic benefit costs are:

                                              1999        1998

    Service cost                              $260         340
    Interest cost                            1,373       1,003
    Expected return on plan assets         (1,999)     (1,401)
                                           -------     -------
    Net periodic benefit cost (credit)      $(366)       $(58)
                                           -------     -------

    For 1999 and 1998 the following
    weighted-average rates were used:         1999        1998

    Discount rate on the benefit
      obligation                             5.25%       6.00%
    Rate of expected return on
      plan assets                            6.50%       7.00%
    Rate of employee compensation
      increase                               5.00%       5.00%

                                              1999        1998

    Pension (credit)                        $(366)       $(58)
    Company contributions                      $34        $-
    Benefits paid                             $814        $238
                                             -----       -----

14.  Long-term Debt

     Ship Mortgage Notes and Construction Facility

     On June 19, 1998 Cenargo International Plc refinanced the majority of its group borrowings by concurrently issuing U.S.$175 million of 9.75% First Priority Ship Mortgage Notes in the United States of America and drawing down the first tranche of an associated U.S.$85 million bank loan facility.

     The Mortgage Notes issued at a discounted price of 98.445% are due for repayment at par in one instalment in June 2008. Interest is payable six monthly in arrears at 9.75%. The Notes are secured by first preferred ship mortgages over the group vessels (excluding capital leased vessels and m.v. Spheroid) and guarantees from substantially all of the group's subsidiaries.

     The Notes are registered in the United States of America under the Securities Act of 1933 and listed on the Luxembourg Stock Exchange.

     The U.S.$85 million loan facility is a construction facility and can be converted to a term loan not later than June 19, 2000. The term loan is repayable by quarterly instalments with a final balance payable in June 2005. Interest is payable at U.S. Dollar LIBOR plus 2.5%. At September 30, 1999 $59,750,000 had been drawn down under this facility.

     The facility is secured by an assignment of rights under newbuilding contracts for RoPax Hulls 289 and 290, together with guarantees from substantially all of the group's subsidiaries.

     Other Loans

     402,780 Pounds Sterling (U.S.$663,338) nominal value of unsecured guaranteed loan notes issued as part consideration for the Company's acquisition of Scruttons Plc. The loan notes are redeemable on application by the holder in March and September each year.

     Any notes in issue on 7th October 2002 will be redeemable by the Company at par. Interest is payable semi-annually in arrears at the Midland Bank Plc offer rate for six months deposits of 1,000,000 Pounds Sterling in the interbank market minus 1%. The loan notes are guaranteed by Midland Bank Plc secured by a collateral bank deposit of 727,880 Pounds Sterling (reducing to 366,380 Pounds Sterling after the year end).

     A Sterling denominated loan of 2,250,000 Pounds Sterling
     ($3,705,525) is repayable as follows:

      (i) 25% from the proceeds on the maturity of life assurance policies maturing in 2015.

     (ii) 25% repayable in equal annual instalments over the last 15 years of the 20 year term of the loan.
    (iii)   50% on maturity in 2015.

            Interest is payable at a fixed rate of 9.625% per annum over the 20 year term of the loan and is secured by a fixed charge on the Company's head office freehold property.

    (c) Other loans comprise a loan due to a former joint venture partner outstanding of 1,853,973 Pounds Sterling ($3,053,308). The loan is unsecured and repayable on an annuity basis by ten equal six monthly instalments of 384,623 Pounds Sterling ($621,320) including interest fixed at the inception of the loan at a rate of 8.07%.

    The outstanding long-term debt as of September 30, 1999 is repayable as follows:

    2000                                               $ 3,322
    2001                                                 8,128
    2002                                                10,859
    2003                                                13,672
    2004                                                21,922
    2005 and later                                     181,887
                                                       -------
    Total long-term debt                              $239,790
                                                      --------

15. Share Capital

                                              1999        1998
    Share capital is as follows:

    Authorized
    500,000 ordinary shares of ?1 each
    (1998 - 500,000 ordinary shares)          $750        $750
                                             -----        ----
    Issued
    50,000 ordinary shares of ?1 each
    (1998 - 100 ordinary shares)               $21         $21
                                              ----        ----

     The company is subject to restriction on the payment of dividends imposed by covenants entered into in connection with the issue of Ship Mortgage Notes and Construction
     Facility (note 14).

16.  Changes in Shareholders' Equity

                                          ACCUMULATED
                                             OTHER
                                         COMPREHENSIVE
                                        INCOME (LOSS):
                               ORDINARY   CUMULATIVE   CUMULATIVE
                                 SHARE    TRANSLATION   RETAINED
                                CAPITAL   ADJUSTMENT    EARNINGS
                               --------- -------------  --------

    Balance at September 30, 1997  -          (47)         56,798
    Movement in year               -           431            -
    Net income (loss)              -           -          (3,865)
    Share capital issued            21         -              -
                                  ----       -----          -----

    Balance at September 30, 1998   21         384         52,933
    Movement in year               -            44            -
    Net income (loss)              -           -          (8,203)
    Balance at September 30, 1999  $21        $428        $44,730
                                 -----       -----        -------

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

     There were no derivative contracts outstanding at September
     30, 1999.

     (a)  Interest rate swap transactions

          The Company had entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR which were terminated during the previous year:

                                  INCEPTION   MATURITY
      PRINCIPAL (IN THOUSANDS)      DATE        DATE         RATE

      $48,196 increasing
      quarterly to $61,500 in
      August 1998 and
      reducing thereafter to
      $34,500                  June 1997      August 2004   6.98%

      $24,098 increasing
      quarterly to $30,750 in
      August 1998 and
      reducing thereafter to
      $17,250                  June 1997      August 2004   6.98%

      $7,050 reducing
      quarterly to $379        February 1996  October 1999  6.52%
      $2,199                   February 1996  October 1999  6.52%

     The cost of terminating these transactions was $6.7 million which has been included within the prior year interest expense.

     (b) Foreign currency hedging transactions

         The fair value of foreign currency hedging transactions is estimated based on the market value of these or similar instruments, as adjusted for differences in maturity. There are no foreign currency contracts outstanding at September 30, 1999 and 1998.

     (c) Fair value of Ship Mortgage Notes

     (d) Other financial instruments

         The carrying amount of other financial instruments approximates to fair value as the long-term debt is at floating rates of interest and all other financial instruments are short-term in nature.

18.  Contingent Liabilities and Assets

     (a) The Company insures the legal liability risks for its shipping activities with the Steamship Mutual, UK Mutual and North of England mutual protection and indemnity associations. As a member of mutual associations, the company is subject to calls payable to the associations based on the company's claims record in addition to the claims record of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration which result in additional calls on the members.

     (b) The Company has entered a claim for damages in the amount of Spanish Pesetas 3,800,000,000 ($25.5 million) against Ministeria de Comunicaciones, Transportes y Medio Ambiente now Ministeria De Fomento relating to the company being prevented from operating a ferry service between Spain and Morocco. The Company is actively pursuing the case. During the year the Company recognised a non-refundable cash receipt of $1,500,000 relating to this litigation claim. The amount has been included within logistics and other revenues.

19.  Capital and Other Commitments

     The Company has acquired certain fixed assets under capital leases. The Company has the following commitments under those capital leases:

                                               1999

    2000                                        4,789
    2001                                        4,283
    2002                                        3,962
    2003                                        3,790
    2004                                        2,808
    2005 and later                                627
    -------
    Minimum lease payments                     20,259

    Less imputed interest                     (3,856)
                                             --------

    Present value of obligations under
      capital leases                          $16,403
                                              -------


         The Company is committed to make rental payments for vessels, properties and equipment under operating leases. The future minimum rental payments under these operating leases are as follows:

                                                   1999

    Year ended September 30
    2000                                           $1,153
    2001                                           230
    2002                                           223
    2003                                           215
    2004                                           202
    2005 and late                                  1,816
                                                   -------
                                                   $3,839
                                                   -------

     Operating lease rentals paid in the year ended September 30, 1999 amounted to $7,617,238(1998: $3,538,000, 1997:
     $1,367,000).

 20. Subsequent Events

     (a)  Purchase of company

          On October 1, the Company completed its purchase of Norse Irish Ferries Limited, a company operating an Irish Sea ferry service. The purchase price of $38.7 million has been met partly from escrow proceeds and partly from free cash.

     (b)  Purchase of Eaglescliffe

          On October 22 the Company completed its purchase of the Eaglescliffe Logistics Centre in the North East of England for a price of 3.555 million Pounds Sterling ($5.85 million). The purchase price has been funded from escrow proceeds.

      (c) Purchase of capital leased vessels

          On October 22, the Company completed the purchase of the two ships River Lune and Saga Moon, previously operated under capital leases. The purchase was funded from escrow proceeds.

                           SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Cenargo International Plc

                                 By:  /s/ Michael Hendry


                                 _______________________
                                 Name:  Michael Hendry
                                 Title:  Chairman

Dated: February 23, 2000



































                              F-29
02442003.AA4