Form 20-F
period 2000-12-31
CENARGO INTERNATIONAL PLC
filed 2001-02-12
CIK 1068419

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                            FORM 20-F
                           (Mark One)
[ ]      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
             OF THE SECURITIES EXCHANGE ACT OF 1934

                               OR

[X]      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934
          For the fiscal year ended September 30, 2000

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

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act:  9 % First Priority Ship Mortgage Notes
Due 2008

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares, par value   Sterling Pound 1    50,000 shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                   Yes           No   X

Indicate by check mark which financial statement item the Registrant has elected to follow.

              Item 17             Item 18    X

                      TABLE OF CONTENTS (1)

ITEM 1  -   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND
            ADVISORS........................................5
ITEM 2  -   OFFER STATISTICS AND EXPECTED TIMETABLE.........5
ITEM 3  -   KEY INFORMATION.................................5
ITEM 4  -   INFORMATION ON THE COMPANY.....................12
ITEM 5  -   OPERATING AND FINANCIAL REVIEW AND PROSPECTS...35
ITEM 6  -   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.....49
ITEM 7  -   MAJOR SHAREHOLDERS AND RELATED PARTY
            TRANSACTIONS...................................50
ITEM 8  -   FINANCIAL INFORMATION..........................50
ITEM 9  -   THE OFFER AND LISTING..........................51
ITEM 10 -   ADDITIONAL INFORMATION.........................51
ITEM 11 -   QUANTITATIVE AND QUALITATIVE DISCLOSURES
            ABOUT MARKET RISK..............................55
ITEM 12 -   DESCRIPTION OF SECURITIES OTHER THAN
            EQUITY SECURITIES..............................56
ITEM 13 -   DEFAULTS, DIVIDEND ARREARAGES AND
            DELIQUIENCIES..................................56
ITEM 14 -   MATERIAL MODIFICATIONS TO THE RIGHTS OF
            SECURITY HOLDERS AND USE OF PROCEEDS...........56
ITEM 18 -   FINANCIAL STATEMENTS AND EXHIBITS..............57

                             PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

    Not applicable

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

    Not applicable

ITEM 3 - KEY INFORMATION

Selected Financial Data

    The following selected historical income and balance sheet financial data as of and for the years ended September 30, 1996, 1997, 1998, 1999 and 2000 have been derived from the audited Consolidated Financial Statements of the Company, which are included elsewhere in this report. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements, including the notes thereto, included elsewhere herein.

                                       Year Ended September 30,
                                ______________________________________________
                                1996     1997       1998     1999       2000
                                         (U.S. Dollars in Thousands)

Statement of Income Data
Operating revenues

Charterhire revenues, net    $48,750   $43,649   $33,790    $ 6,614   $ 8,529
Ferry service revenues        11,497    19,489    62,646     91,344   127,468
Logistics services and other
  revenues                     8,010     7,930    14,669     21,546    24,964
                              ______    ______    ______     ______   _______
Operating revenues            68,257    71,068   111,105    119,504   160,961
                              ______    ______    ______     ______   _______
Operating expenses

Vessel and other
  operating costs            34,127     41,159    72,103     80,366   118,402
Depreciation                 11,823     11,017    10,945     10,530     9,726
Provision for impairment
  in values of vessels           --         --    22,636      3,100        --
Amortization of dry-docking
  and special survey costs    1,139      1,767     1,669      3,409     3,123
Amortization of goodwill         --         --       107        112     1,742
General and administrative
  expenses                    7,094      7,932    13,590     17,790    20,144
Foreign exchange loss (gain)    (916)      889        88        468      (956)
                             _______   _______   _______    _______   _______
Operating expenses           53,267     62,764   121,139    115,775   152,181
                             _______   _______   _______    _______   _______
Operating income (loss)      14,990      8,304   (10,034)     3,729     8,780
                             _______   _______   _______     ______   _______
Other income (expense)
Interest income                 672        573     2,210      4,303     1,092
Interest expense             (8,894)    (8,227)  (19,565)   (20,397)  (19,303)
Income (loss) from joint
  ventures                     (965)      (435)       --         --        --
Gain on sale of marketable
  security                    1,326         --        --         --        --
Gain on disposition of
  fixed assets                   3          97    14,018        782        97
                            _______     _______  _______    _______   _______
Other income (expense)      (7,858)     (3,337)  (14,312)  (14,312)    (8,531)
                            _______    _______   _______    _______   _______
Income (loss) before
  income taxes              $ 13,563    $  312  $(13,371)  $(10,583)     $249
                            ========    ======  =========  ========   =======

Other Financial Data
Net cash provided by (used
  in) operating activities  $18,895    $13,931   $ 14,682   $(7,837)   $7,663
Net cash (used in) provided
  by investing activities   $(6,724)  $(35,025) $(21,723)  $(13,854)  $13,752
Net cash provided by (used
  in) financing activities $(17,889)   $25,021   $ 50,908   $10,371  $(75,901)
Balance Sheet Data
  (at end of period)
Cash and cash equivalents    $5,146     $9,072    $52,939   $69,327   $14,841
Net book value of vessels  $163,158   $177,002   $153,166  $138,353  $132,702
Total assets               $206,523   $264,099   $349,932  $339,816  $265,745
Total debt                 $117,024   $164,469   $243,252  $256,193  $181,349
Shareholders' equity       $ 56,391   $ 56,751   $ 53,338  $ 45,179  $ 37,699
Fleet Data
  (at end of period) *

Total dwt of dry bulk
  carriers ('000s)              585        585        585       323        --
Total dwt of multi-purpose
  vessels ('000s)                95         95         95        55        --
Total capacity of ferries
Trailer units                   326        326        708       831     1,030
Passengers                    1,315      3,701      3,951     4,201     4,500
Total number of vessels          16         17         15        10        12

*Includes the Mistral operated under an operating lease (1997 and 1998) and owned as at end fiscal 1999, and Northern and Midnight Merchant operated under operating leases in 2000.


Risk Factors

    Substantial leverage and debt service could affect the Company's ability to grow and service its debt obligations.

    Cenargo International plc (the "Company") is highly leveraged. As of September 30, 2000, the Company has $181.3 million in total indebtedness outstanding and $37.7 million of shareholders' equity. Subject to the restrictions in the indenture for its outstanding senior notes and its loan agreements, each of the Company and its subsidiaries may incur additional indebtedness from time to time. The degree to which the Company is leveraged could have important consequences for holders of the notes, including: (i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be limited; (ii) the Company must dedicate a substantial portion of its cash flow from operations dedicated to the payment of interest on the notes and any other future indebtedness, reducing the funds available to the Company for other purposes;

(iii) indebtedness outstanding under some of its loan agreements is secured by security interests in some of the Company's assets, and may become due prior to the time the principal on the notes will become due; (iv) the Company may be hindered in its ability to withstand competitive pressures and respond to changing business conditions; (v) the Company may be more vulnerable than others in the event of a downturn in general economic conditions or in its business; (vi) the Company may be more highly leveraged than others with which it competes, which may put it at a competitive disadvantage; and (vii) some of the Company's indebtedness may bear interest at floating rates, thereby rendering the Company vulnerable to increases in interest rates.

It is possible that at some future date the Company could face a potential inability to repay its debt.

    The Company currently must dedicate a large portion of its cash flow from operations to satisfy its debt service obligations. The Company's ability to pay interest on, and other amounts due in respect of, its notes and to satisfy its future debt obligations will depend upon the Company's future operating performance, which prevailing economic conditions and financial, business and other factors, many of which are beyond its control, will affect. There can be no assurance that the Company's cash flow and capital resources will be sufficient for payment of its indebtedness in the future. Any inability of the Company to service its indebtedness or obtain additional financing, as needed, could have a material adverse effect on the Company and its note holders.

    As a holding company, the Company is dependent on the cash flow from its subsidiaries which is necessary to meet its debt obligations.

    The Company is a holding company with its subsidiaries conducting substantially all of its operations and owning its assets. The Company depends for its cash flow and ability to meet its debt service obligations, including payments of principal and interest on its notes, on the cash flow of those subsidiaries and the payment of funds by those subsidiaries to the Company in the form of loans, dividends, advances or otherwise. A particular subsidiary's ability to generate cash flow from operations, the corporate or insolvency laws of the jurisdiction of its incorporation and by any financing agreement to which it may become a party or be subject may restrict that subsidiary's ability to pay dividends or make such distributions. If the Company did not receive that cash flow, it may not be able to service its debt obligations.

Restrictive covenants in the Company's loan agreements could hinder its ability to grow and service its debt.

    The indenture for the Company's notes and its loan agreements impose, operating and financial restrictions that affect, and in many respects significantly limit or prohibit the ability of the Company and its subsidiaries to incur additional indebtedness, grant liens, make certain investments, sell assets, engage in mergers and acquisitions and make certain capital expenditures. These sorts of restrictions could limit the ability of the Company to increase the size of its fleet, respond to market conditions and meet extraordinary capital needs, and could otherwise restrict corporate activities. Some of these agreements also impose maintenance covenants with respect to certain cash liquidity and financial ratios and the market value of certain vessels relative to indebtedness. The Company's failure to comply with any of these covenants could result in a default under these agreements, and under other agreements containing cross default provisions, which would permit lenders to accelerate the maturity of indebtedness under these agreements and to foreclose upon collateral securing that indebtedness.

The Company faces strong competition.

    The markets in which the Company operates are highly competitive, based primarily on supply and demand. Many of the Company's competitors are substantially larger and have greater resources than the Company. As a result, there can be no assurance that the Company will be able to compete successfully in its markets.

    While the Company has a strong position in the Irish Sea ferry market, the Company's competitors could seek to increase service offerings or reduce freight rates in that market, which could negatively impact the Company and its note holders.

Certain risks associated with the purchase and operation of secondhand vessels could affect the Company's operations.

    The Company buys both newly built and secondhand vessels.
Vessels purchased secondhand carry no warranties from the sellers or manufacturers. In the event of a casualty, the Company may have no recourse to the builder.

The Company faces risks associated with its ferry operations.

    -- Repairs. The ability to provide a regularly scheduled service directly affects ferry revenues. Short interruptions to make repairs, or for other reasons, could adversely affect the results of the Company's operations.

    -- Civil Disturbances. Civil disturbances and political turmoil have historically had an impact on investment and trading levels in Northern Ireland. The Irish peace accord may not hold. Northern Ireland's civil disturbances may recommence in the future. It is not possible to predict how political developments may affect investment and operating levels in Northern Ireland which could, in turn, affect the Company's results of operations.

    -- Availability of Berths. The Company does not have written agreements for the use of berths and port facilities at either Almeria, Spain or Nador, Morocco. There can be no assurance that either the Spanish or Moroccan government will continue the Company's right to use the berths and port areas. In addition, because there is a government imposed limit on the number of Moroccans granted immigrant status by many European countries, the Company's customer base in the Mediterranean could be limited.

The Company's growth strategy could adversely affect its business and note holders.

    As part of its strategy, the Company has pursued the acquisition of other companies, assets or business lines that complement or expand its existing businesses. Acquisitions involve a number of risks that could adversely affect the Company, including the diversion of management's attention, insufficiency of management resources, the unsuccessful integration of the operations and personnel of the acquired companies, the potential loss of key employees or customers of the acquired operations and the increase in the Company's debt level. The Company may not realize any of the anticipated benefits of an acquisition. An acquisition could materially and adversely affect the Company's business, operating results or cash flow.

The Company depends on its senior management.

    The Company depends on the service of its senior executives, and particularly Michael Hendry, for the management of its activities and strategic guidance. The loss or unavailability of one or more of its senior executives, and particularly
Mr. Hendry, for any extended period of time could have an adverse effect on the Company's business and results of operations. The Company does not have long-term employment contracts with its senior executives, nor does it maintain key man life insurance with respect to any of its senior executives.

The Company may not be able to fulfill the conditions requiring it to redeem notes in the event of a change of control and other circumstances requiring redemptions.

    In the event of a change of control, the Company will be required, subject to some conditions, to offer to purchase all outstanding notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest. A change of control may also constitute an event of default under the Company's loan agreements, permitting the lenders to declare the loans immediately due and payable. The Company may not have the financial resources necessary to repurchase notes or to satisfy any obligations it may have under any other financing agreements to which it is a party or may become subject on a change of control or in the circumstances requiring redemption.

Environmental, safety and other regulations greatly affect the Company's business.

    The Company is subject to regulation and supervision in the various jurisdictions in which it trades, operates and conducts business. Changes to those regulations may adversely affect the business of the Company. Changing environmental protection laws, safety regulations and other regulations, compliance with which may entail significant expenses, including expenses for ship modifications and changes in operating procedures, also affect the Company's operations. Regulations may adversely affect the Company's operations.

Possible catastrophic loss and liability could also adversely affect the Company.

    A number of risks affect the ownership and operation of ferries. These risks include mechanical failure, personal injury, vessel and cargo loss or damage, business interruption due to political conditions in foreign countries, hostilities, labor strikes, adverse weather conditions and catastrophic marine disaster, including environmental accidents and collisions. All of these risks could result in liability to the Company and could cause loss of revenues, increased costs or loss of reputation and goodwill, impairing the Company's ability to meet its obligations, including payment of debt service on its notes.

The Company's insurance may not cover all claims, which could hurt the Company's results.

    The Company maintains insurance against those risks that it believes are at least consistent with industry standards, and believes that its coverage provides adequate protection based on such standards and its historical claims experience. The Company cannot assure its note holders that it has adequately insured against all risks, that the underwriters may pay any particular claim or that the Company will be able to obtain adequate insurance coverage at commercially reasonable rates in the future. In addition, more stringent environmental and other regulations may result in increased costs for, or the lack of availability of, insurance against risks of environmental damage, pollution and other claims for damages that may be asserted against the Company. Even if the Company receives insurance proceeds to cover the financial losses incurred following the occurrence of one or more of these events, the Company's business reputation, and, therefore, its ability to obtain future charters, may well be materially adversely affected by such an event.

The Company's principal shareholder may have interests not identical with those of its note holders

    Michael Hendry, the Company's Chairman, owns 99% of the outstanding ordinary shares of the Company. As a result, Mr. Hendry exercises control over the business and affairs of the Company by virtue of his control over the Company's Board of Directors. Circumstances may give rise to perceived or actual conflicts of interests between Mr. Hendry as 99% shareholder and the note holders.

Increasing fuel prices could harm the Company's results.

    Fuel forms a significant part of the Company's expenses.
Unless the Company is able to increase fares while maintaining market share, the Company's results could suffer from rising fuel costs.

ITEM 4 - INFORMATION ON THE COMPANY

    Cenargo International plc, an English company, is a diversified international transportation group specializing in European freight and passenger ferry services, deepsea dry cargo shipping as well as the movement of surface and air freight and the management of freight logistics. Founded as a shipbroking company in 1979 by the Company's Chairman, Michael Hendry, Cenargo has been predominantly an owner and operator of deepsea dry bulk vessels, becoming the largest privately held British shipowner by deadweight tonnage ("dwt") and gross tonnage ("gt") as of the end of fiscal 1997. The Company acquired its first vessels, three roll-on/roll-off ("RoRo") freight ferries, in 1982. Since that time its core business has been the ownership of deepsea dry cargo vessels, which are employed mainly on period time charters to established, internationally recognized operators. During fiscal 1998 and 1999, the Company has been progressively withdrawing from this market and currently is focused on ferry transportation, primarily in the Irish Sea. During fiscal 1998 and 1999, the Company has furthered its strategy of developing its Irish Sea ferry services by acquisition and the commencement of a new roll-on/roll-off passenger ("RoPax") service in February 1999. In October 1999 the

Company acquired Norse Irish Ferries Limited ("NIF"). NIF operates a RoPax service on the Irish Sea. In addition to its Irish Sea ferry service, the Company maintains Mediterranean passenger ferry, and logistics operations. The Company's principal executive offices are located at Puttenham Priory, Puttenham, Surrey, England.

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

    As of the date of this report, the Company's fleet consists of 12 vessels, including, six RoRo freight ferries, two RoRo car and passenger ferries and four state-of-the-art roll-on/roll-off freight and passenger ("RoPax") ferries ("the RoPax Vessels"), the first two of which were delivered September, 1998 and January, 1999. The last two were delivered in March and September 2000, respectively. In late 1997 and 1998, the Company sold four of its Panamax bulk carriers for an aggregate of $56.3 million because the Company believed that charter rates and vessel values for Panamax bulk carriers would fall. In March 1998, the Company sold a multi-purpose vessel for $5.0 million. In September 1998, the Company contracted to sell its two Capesize dry bulk carriers for an aggregate of $58 million and to sell another of its multi-purpose containerships for $3.75 million. On October 2, 1998 the bareboat charterer of one of the RoRo freight ferries, exercised its option to purchase that vessel at a price of 2.875 million pounds sterling ($4.8 million). On August 12, 1999 the Company sold its two remaining dry cargo deepsea vessels for $1.1 million each.

    Following the recent delivery of the last two of the four new RoPax Vessels, six of the Company's vessels are in two classes of sister (substantially identical) ships, affording the Company significant operating efficiencies and scheduling flexibility.

    Freight and Passenger Ferry Services. The Company's freight ferry services, in which it has been engaged since 1986, are concentrated in the Irish Sea market between Great Britain and Ireland. Through its wholly owned subsidiary, Merchant Ferries (Holdings) Limited ("Merchant Ferries"), the Company operates two daily sailings in each direction between Heysham, England, and Dublin, Republic of Ireland. During fiscal 2000, Merchant Ferries transported 56,000 trailer units, comprised mostly of trailers unaccompanied by their cabs and drivers ("drop trailers"). In February 1998, Cenargo acquired Scruttons plc ("Scruttons"), a London-based company whose core business, Belfast Freight Ferries ("BFF"), operates four daily sailings in each direction between Heysham, England, and Belfast, Northern Ireland. During fiscal 2000, BFF transported 102,000 trailer units, comprised mostly of drop trailers, and 63,000 trade cars (generally new automobiles being transported to dealers).

    The Company has operated a ferry service between Liverpool, England, and Dublin, Republic of Ireland since February 1999. Unlike the previous Heysham-based services, which utilize RoRo freight ferries with certificates for a maximum of 12 passengers, the Company's RoPax Vessels have certificates for a maximum of 250 passengers, permitting the Company to significantly increase its carriage of higher margin "driver accompanied" trailers. During fiscal 2000 the services transported 99,500 trailer units, including a large percentage of driver accompanied trailers. The service also carried over 43,000 passengers.

    On September 30, 1999, the Company reorganized its Irish Sea business by transferring the business and net assets of Merchant
Ferries and BFF into Scruttons Plc, which was renamed Merchant
Ferries Plc.

    The Company operates at the Belfast port under a permitted user contract with the local port authority. This contract permits the Company the preferential but not exclusive use of a particular berth and to occupy a compound area and various operations and administration buildings. At Dublin, the Company has a 60-year lease for the area used by Merchant Ferries for conducting its onshore operations and an operating lease which allows Merchant Ferries priority access to water space and a ramp for the purpose of handling its vessels. A second ramp was completed by the Port of Dublin for Merchant Ferries' preferential, but not exclusive, use in June 2000. This enabled both Merchant Ferries services from Heysham and Liverpool to berth simultaneously at the crucial early morning and late evening slot times. At Heysham and Liverpool, the Company has time slot agreements and contracts for port services with the local port authorities. NIF operates its own stevedoring services in Liverpool.

    A river berth is presently under construction by the Port of Liverpool for the use of the Merchant Ferries' and Norse Irish Ferries' services to Dublin and Belfast, respectively. This will avoid the companies' vessels having to negotiate the locks in the Port's existing in-dock facilities, saving time and thus improving the vessel's utilization. The river berth should be completed between the end of 2001 and the end of the first quarter of 2002.

    In October 1999, the Company acquired "NIF" for a total purchase price, including the costs of the transaction, of $44.0 million. NIF operates a ferry service between Liverpool, England and Belfast, Northern Ireland using two chartered RoPax vessels, both built in 1997. NIF was established in 1991 and has built up a regular and reliable service. In fiscal 2000, the service transported 127,000 trailer units and 96,000 passengers.

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

    In October 1999, the Company also completed its purchase of the Eaglescliffe Logistics Centre in the North East of England for a price of $5.85 million and purchased the ships River Lune and Saga Moon, which had been previously operated under capital leases. These purchases were funded using the remaining $37.8 million held by the trustee for the Company's Senior Mortgage Notes, together with approximately $25 million of free cash.

    Spanish/Moroccan Operations. Since 1994, the Company has operated a passenger and car ferry service between Almeria, in southern Spain, and Nador, Morocco under the trade name Ferrimaroc. Cenargo employs the ferries Mistral and Scirocco on this service. In 2000, Ferrimaroc carried 246,000 passengers, 53,000 cars and approximately 3,300 units of freight. In accordance with Moroccan government regulations, Ferrimaroc operates year round, although approximately 60% of revenues are generated in July and August. Ferrimaroc's customer base is largely made up of the Moroccan workers who work in Europe during the year and return home in the summer months. In fiscal 1999 the company had operated two vessels during the summer season, and one during the remainder of the year. In June 2000 the Moroccan government advised the Company that it would not be permitted to operate two vessels during the summer. Two new competitors (one Moroccan, one Spanish) came onto the route and introduced a pool for themselves and the other competitor on the route. The Company is continuing to negotiate to join the pool.

    Logistics. Since the early 1990's, the Company has expanded the scope of its activity to cover general sea and air freight forwarding. The Company owns 75% (with an option on the remaining 25%) of Flair Forwarding (UK) Limited ("Flair"), a just-in-time air freight forwarding specialist, and Stockglobal Limited ("Duncan"), a sea freight forwarding business. The Company also owns Freightwatch Ltd, a company specializing in outsourcing freight management.

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

    The Company leases additional office and warehousing facilities near Heathrow to expand its logistics business in the South of England.

Shipbroking and Ship Operating Activities

    The Company has historically conducted its shipbroking activities through its wholly owned subsidiary, Cenargo Broking Services Limited, which has acted as a commercial manager for the Company's deepsea fleet and provided shipbroking services for third party customers. As the Company has sold its deepsea fleet, it has been significantly reducing its shipbroking and ship operating activities. By the end of fiscal 1999, the Company's shipbroking and ship operating activities were effectively closed.

Business Strategy

    Following the acquisition of NIF, the Company now has four complementary services operating across the Irish Sea. In the short term the Company is seeking to maximize its competitive position in light of this unique matrix of services. It is also looking to extract a number of synergies which have arisen as a result of this latest acquisition.

    A new berth for the Company in the Port of Dublin was completed in June 2000. This enables the Company to operate both its Dublin services at prime slot times, enabling rate improvement and also the ability of the Company to increase its volumes on the Heysham-Dublin service. The Company is contemplating the introduction of a third vessel on this route.

    A new river berth is also being built in the Port of Liverpool for the Company's use. Completion is expected early 2002. The Company will thereafter not have to dock inside the lock system in Liverpool, thus saving time on each voyage. This will enable the Company's sailings to depart later from Liverpool while still arriving at the Belfast and Dublin destination is accordance with its present schedules. This will give a further competitive edge to the Company.

    The Company is also investigating new ferry markets, particularly following the abolition of cabotage in Europe. The Company intends to capitalize on its established reputation, management, booking, reservations and ticketing systems and agency networks to expand into new passenger and freight ferry services.

    Following its acquisition of the ex-Royal Naval Supply at Eaglescliffe, the Company is now in a position to offer long term contacts to customers seeking warehousing and distribution. The site also gives the Company a strong low cost base from which to develop further its logistics' businesses.

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

Property, plants and equipment

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

    At Liverpool, MF and NIF have entered into agreements for the lease of certain berths during designated slot times. The MF lease will be replaced by a contract for preferential, but not exclusive, use of the new river berth which is expected to be built by early 2002.

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

    Following a successful solicitation of the note holders Eaglescliffe was purchased on October 22, 1999 for a cost of
3.555 million pounds sterling ($5.85 million). The purchase was funded from money on deposit with the trustee for the Company's ship mortgage notes and the property was made the subject to a mortgage to secure the Company's ship mortgage notes. The purchase price included the anticipated cost of cleaning up small amounts of radiological contamination on the site. This contamination was created by the burning of surplus aircraft following World War II, as a consequence of which radium paint applied to the instrument dials of the aircraft seeped into the ground. The decontamination clean up was completed in December 2000.

    The Company's Ferry Fleet. The Company's ferry fleet consists of six RoRo ferries, two passenger/car ferries and four
RoPax ferries, of which two are chartered in. The following table sets forth certain information with regard to the Company's current ferry fleet:

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

SAGA MOON             RoRo            50 cars             1984        British
                                      72 trailer units            (Gibraltar)

SPHEROID              RoRo            53 trailer units    1971        British
                                                                (Isle of Man)

MISTRAL               Passenger/Car   2,386 passengers    1981        Bahamas
                      Ferry           600 cars

SCIROCCO              Passenger/Car   1,315 passengers    1974        Bahamas
                      Ferry           296 cars
                                      30 trailer units

DAWN MERCHANT         RoPax           250 passengers      1998        British
                                      136 trailer units         (Isle of Man)

BRAVE MERCHANT        RoPax           250 passengers      1999       British
                                      136 trailer units         (Isle of Man)

LAGAN VIKING*         RoPax           330 passengers      1997       Italian
                                      180 trailer units

MERSEY VIKING*        RoPax           330 passengers      1997        Italian
                                      180 trailer units

NORTHERN MERCHANT     RoPax           250 passengers      2000        British
                                      136 trailer units

MIDNIGHT MERCHANT     RoPax           250 passengers      2000        British
                                      136 trailer units

  * Operated under time charters expiring in September 2001 and January
2002.

The Company owns all of its ferries at the date of this report, except the Lagan Viking and the Mersey Viking which are time chartered in. and Northern and Midnight Merchant, which are on operating leases. The River Lune and Saga Moon, which were operated under capital leases, were purchased in October 1999.

    The RoPax Vessels Dawn, Brave, Northern and Midnight Merchant are sister ships, affording the Company operating efficiencies and scheduling flexibility. The Dawn Merchant and Brave Merchant are employed in the Irish Sea trade as discussed above.

    The Company has also time chartered two additional RoRo ferries: Varbola for 6 months from January 9, 2001 and the Merle for 9 months from September 11, 2000.

Deepsea Shipping Fleet and Charter Operations

    As discussed above, the Company continued to exit from its deepsea fleet ownership during fiscal 1999 by selling its two remaining multi-purpose container ships the Merchant Premier and Merchant Principal in August 1999.

    RoPax vessels three and four were delivered in March 2000 and the second in September 2000. The Company has agreed an eighteen month time charter of both these ferries to Norfolk Line (part of Maersk).

Competition

    Irish Sea Competition. There are five ferry operators, including the Company, competing in the Irish Sea freight ferry market. In 1999, Cenargo estimates that Merchant Ferries, BFF and NIF had a combined market share of approximately 28% of the Irish Sea freight trade. The Company's principal competitors include Stena Line UK Ltd., P&O European Ferries (Ireland) Ltd and Irish Ferries of Irish Continental Group, whose market shares are estimated by Cenargo to be 21%, 36%, and 11%, respectively. In 1996, most of the Irish Sea operators added ship capacity which led to an oversupply of space. Most operators then repositioned, reducing overall freight capacity. Competition, however, remains strong and is expected to intensify, as operators on the Irish Sea have made significant investments in that market and particularly in vessel newbuildings. The Company estimates that overall, traffic on the Irish Sea grew by 7.0% in 2000.

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

    Logistics Customers. The Company's customer base for its logistics business come from a number of economic sectors including the retail, chemicals, energy, steel, electronics and manufacturing industries. Customers include Rothmans Cleveland Potash Ltd., Sanyo Electric Manufacturing (UK) Ltd., Samsung Electronics Manufacturing (UK) Ltd., Ehrmanns Plc and Virgin Cosmetics Ltd.

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

    The Company's operations are affected by the requirements set forth in the International Safety Management (ISM) Code adopted by the IMO. The ISM Code requires shipowners and bareboat charterers of passenger vessels and bulk carriers to develop, no later than July 1, 1998, an extensive "Safety Management System" that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating their vessels safely and describing procedures for dealing with emergencies. Owners, operators and bareboat charterers of freight ferries and multi-purpose container vessels must meet these requirements by July 1, 2002. Noncompliance with the ISM Code may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, certain ports. V. Ships and Celtic Marine are each certified as an approved ship manager under the ISM Code. As of April 1998, each of the Company's vessels which had to be ISM Code compliant by July 1, 1998, was ISM Code certified by the due date. Certification has also been obtained for all the Company's freight vessels that are currently trading. Merchant Venture and Spheroid (now being held for sale) do not have this certificate yet.

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

    A further enhancement of the survivability characteristics with specific stability requirements was agreed and issued by IMO in 1996 for RoRo passenger ships undertaking regular scheduled international voyages between or from designated ports in North West Europe and the Baltic. This agreement is known as the Stockholm Agreement and essentially states that the ship shall be able to withstand up to 0.5m of water on the main vehicle deck. The new RoPax vessels fully comply with this regulation. The four RoPaxes do comply with the Stockholm Agreement.

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

    Protection and Indemnity Insurance. Protection and indemnity insurance covers the legal liability of the Company for its shipping activities. This includes the legal liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. The coverage is generally viewed as unlimited with the exception of oil pollution liability, which is limited to $1000 million per vessel per incident.

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

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

    The Company is a diversified international transportation group specializing in European freight and passenger ferry services, deepsea dry cargo shipping as well as the movement of surface and air freight and the management of freight logistics.

    In recent years, the Company has been predominantly an owner and operator of deepsea dry bulk vessels, but during the years ended September 30, 1998 and 1999 ("fiscal 1998 and 1999"), has been progressively withdrawing from this market and sold its two remaining multi-purpose dry cargo vessels in August 1999. The Company, as at the date of this report, currently owns six RoRo freight ferries, two RoPax freight/passenger ferries and two passenger/car ferries. The Company has use of two RoPax ferries under 12 year operating leases.

Management's Discussion and Analysis of
Financial Condition and Results of Operation

Deep Sea Operations

    During 1999 the Company totally exited from its deepsea activities. The last two deepsea vessels were sold in August 1999 and the Company's shipbroking activities have been closed down.

Irish Sea services

The Company continued its strategy of concentrating on the development of its Irish Sea ferry operations. A new Liverpool-Dublin service was started in February 1999. This service, which offers twice daily sailings between the two ports, is operated with two RoPax newbuildings. The first of these was delivered in September 1998 and second in January 1999. The start up of the new service, was delayed by the late delivery of the new vessels, which adversely effected the Company's existing Heysham-Dublin service due to shortage of berthing facilities in Dublin. The pre-tax losses incurred during fiscal 1999 attributable to the start up of the new service including the adverse impact on the Company's existing Heysham-Dublin service were approximately $8.6 million. The service offers two sailings per day in each direction and carried approximately 99,500 equivalent freight units and 43,000 passengers in fiscal 2000. The Port of Dublin has completed the construction of an additional berth adjacent to the Company's existing berth in Dublin. Under its agreement with the port, the Company has preferential, but not exclusive, rights to use this additional berth at the peak loading and discharging times each day.

    The Heysham-Belfast service has continued to trade successfully during the year. The service continues to offer four sailings per day in each direction and carried approximately
123,000 equivalent freight units in fiscal 2000.

    In October 1999 the Company acquired Norse Irish Ferries Limited ("NIF"). NIF operates a service between Liverpool and Belfast using two chartered RoPax vessels, both built in 1997. NIF was established in 1991 and has built up a regular and reliable service. The service carried approximately 127,000 equivalent trailer units and approximately 96,000 passengers in fiscal 2000.

    Following this acquisition the Company has a unique matrix of services across the Irish Sea, comprising RoRo freight services from Heysham to Dublin and Belfast and RoPax services from Liverpool to Dublin and Belfast. The Company has thus become a major operator on the Irish Sea with the capacity to carry approximately 450,000 equivalent trailer units per annum, over 32% of the market.

Ferrimaroc

    Ferrimaroc, the passenger and freight ferry service operated by the Company between Almeria in Southern Spain and Nador, in Eastern Morocco has had a less successful year. The Company faced increased competition during fiscal 2000. In addition to Limadet, Comarit (Moroccan lines) and Trasmediterranea (Spanish line) joined the route. The Company was informed by the Moroccan government in June 2000 that it would not be allowed to use two ships during the summer 2000. In the event the company used its larger vessel Mistral but its total carryings dropped compared to fiscal 1999. In fiscal 2000 the service carried over 246,000 passengers, 53,000 cars and approximately 3,300 trucks. The passenger and car market on the Almeria-Nador route continues to grow with the number of passengers from Almeria increasing by almost 18% during the summer season and passengers from Nador increasing by approximately 22%.

Logistics

    Following the purchase of the ex Ministry of Defense site at Eaglescliffe, the Company has made significant progress in the development of its warehousing and distribution services including added value services such as pick and pack. A number of significant contracts have been won by the site whose main customers include Samsung, Virgin Cosmetics and BAT. The Company is confident that following the purchase it will now be able to further exploit the significant potential of the site. The site gives the Company a strong low cost base from which to develop further its logistics businesses generally.

Results of operations

Year Ended September 30, 2000
compared to Year Ended September 30, 1999

Operating revenues

    Operating Revenues increased in the Year Ended September 30, 2000 (the "2000 year") by $41.5 million or 35% to $161 million compared to $119.5 million in the Year Ended September 30, 1999 (the "1999 year"). The increase comprises a $1.6 million, or 23%, increase in charter hire revenues, a $36.1 million or 40%, increase in ferry service revenues and a $3.5 million or 16% increase in logistics' and other revenues. The increase in charter hire revenues results mainly from the delivery of the Company's new build RoPax vessels in March and September 2000 which were chartered out to Norfolk Line (Maersk). The increase in ferry service revenues was mainly due to the inclusion of a full year of the Liverpool - Dublin RoPax service started in February 1999 and the inclusion of revenues from Norse Irish Ferries Limited ("NIF") revenues acquired on October 1, 1999. The increase in logistics and other revenues mainly results from the purchase of the Eaglescliffe logistics site in October 1999.

Operating Expenses

    Vessels and other operating costs increased in the 2000 year by $36.5 million, or 45%, to $118.4 million compared to $81.9 million in the 1999 year, primarily as a result of the inclusion of NIF results, the Liverpool - Dublin service for a full year, and the inclusion of the Northern and Midnight Merchant operating costs from their delivery in March and September 2000. This was offset by decreased deep sea operating costs as a result of the vessels sold in the 1999 year.

    Depreciation was $9.7 million for the 2000 year compared to $10.5 million in the 1999 year. The reduction is after taking into account reduced depreciation on the company's present fleet whose lives have been extended to 30 years and is after taking into account a full year of the Liverpool - Dublin service vessels and equipment, a full year's depreciation on Mistral purchased in July 1999, and depreciation on NIF assets and equipment, off set by the reduction of depreciation on deep sea vessels sold in 1999.

    Amortization of dry-docking and special survey costs, in the 2000 year, was $3.1 million compared to $3.4 million in the 1999 year, mainly attributable to the higher number of new vessels with consequent lower dry-docking costs. Amortization of goodwill in the 2000 year increased by $1.6 million, to $1.7 million from $0.1 million in the year 1999, mainly resulting from the amortization of goodwill on the acquisition of NIF.

    General and administrative expenses for the 2000 year increased by $2.3 million, or 13%, to $20.1 million from $17.8 million in the 1999 year, primarily due to the inclusion of NIF costs.

    Foreign exchange gain for the 2000 year was $1.0 million compared to a loss in the 1999 year of $0.5 million mainly due to the effect of the currency fluctuations mainly between the US dollar, Euro and Sterling in the year 2000 compared to 1999.

    Primarily as a result of these developments total operating expenses for the 2000 year increased by $34.9 million or 30%, to $152.2 million compared to $117.3 million in the 1999 year.

Net Operating Income

    As a result of the foregoing going factors net operating income increased by $6.6 million to $8.8 million for the 2000 year, compared to $2.2 million for the 1999 year.

Other operating income/expenses

    Interest income decreased by $3.2 million to $1.1 million for the 2000 year, compared to $4.3 million for the 1999 year. In the 1999 year the majority of the interest income was attributable to cash deposits from the proceeds of sale of vessels which were disbursed in July and October 1999 on the purchase of vessels, NIF and Eaglescliffe.

    Interest expense decreased by $1.1 million in the 2000 year to $19.3 million from $20.4 million in the 1999 year. The decrease in mainly attributable to the buy out of the capital leases on River Lune and Saga Moon in October 1999. This was offset by interest on the financing of the Midnight Merchant of $0.7 million incurred in the 2000 year. (This is offset by late delivery penalties on the vessel of $0.8 million included in charter hire revenues).

Litigation claim

    Litigation claims of $9.6 million in the year 2000 compared to $1.5 million in the year 1999, represents compensation received from the Spanish government of 1000 million Pesetas per vessel received on delivery of the Northern and Midnight Merchant less the $1.5 million received in the 1999 year.

Gain on disposal of fixed assets

    The gain on disposal of fixed assets in the 2000 year was $0.1 million compared to $1.8 million arising mainly from deep sea vessel sales in the 1999 year.

Income/ (loss) before income taxes

    As a result of the foregoing factors, net operating income for the 2000 year was $0.2 million, compared to a loss of $10.6 million in the 1999 year.

Income taxes

    Income taxes for the 2000 year were $3.2 million comprising
$2.4 million increase in deferred taxation and $0.8 million attributable to foreign exchange translation.

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

Other operating income/expenses

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

    Primarily as a result of these developments, total operating expenses increased by $58.3m or 92.8%, to $121.1m for the 1998
Year compared to $62.8m for the 1997 Year.

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

Liquidity And Capital Resources

    Total shareholders equity at September 30, 2000 was $37.7 million compared to $45.2 million at September 30, 1999. The decrease of $7.5 million is represented by a net loss of $3.2 million in the 2000 year and accumulative translation adjustment of $4.3 million, on translation of Sterling based subsidiary companies into US dollars.

    Long term debt at September 30, 2000 consists of $172.9 million 9% First Priority Ship Mortgage Notes (the "Notes") together with other secured debts and obligations. The debt drawndown to finance the purchase of two new build vessels totaling $85 million ($59.75 million at September 30, 1999) was repaid on delivery of the two vessels in 2000 from the proceeds of the sale of the vessels to a British banking institution. The vessels are now on 12 year operating leases to the Company.

    The principal obligations under capital leases of $12.8 million at 30 September 1999 were bought out using escrow proceeds in October 1999.

    At September 30, 2000 the Company had cash and cash equivalents of $18.8 million compared to $69.3 million at September 30, 1998. Of the $18.8 million, $4.6 million was held in blocked accounts principally as collateral for the operating leases for Northern and Midnight Merchant. Cash and cash equivalents decreased by $50.5 million principally as a result of the purchase of Norse Irish Ferries Limited ($36.0 million) buying out the capital leases for vessels Saga Moon and River Lune and the purchase of Eaglescliffe ($5.6 million).

Tonnage Tax

    The UK Treasury published the Finance Bill in April 2000, including the proposed UK tonnage tax regime. The bill became law in early August 2000. The tonnage tax regime will allow UK shipping companies to elect to pay corporate tax based on a nominal profit derived from the net tonnage of its ships. Non shipping activities will be "ring fenced" and taxed as before, based on taxable net income. The regime is intended to promote the UK shipping industry and its competitive position.

    Subject to a review of the final legislation Cenargo may elect to enter the tonnage tax regime from October 1, 2000 or

2001. This will allow Cenargo to operate its ferry and shipping business virtually tax-free. Transitional rules of the regime mean that the majority of the Company's deferred tax liability ($15.8 million at September 30, 2000) will be extinguished over a seven year period at approximately 15% per annum.

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

    This facility was repaid in full following delivery of the two new build vessels in March and September 2000.

    The two vessels were sold to a British bank. The Company now has operating leases for the two vessels. Both operating leases are for twelve years starting March and September 2000 respectively.

    The operating leases contain various covenants that restrict the Company from taking various actions and that require that the Company observe certain financial covenants. The operating leases' covenants include covenants relating to loan to collateral value ratios, an interest coverage ratio, a leverage ratio, a minimum net worth test and limitations on indebtedness, granting of liens, mergers, acquisitions, disposition of assets, change in business activities and certain other corporate activities.

    The operating leases provide for events of default, including nonpayment of principal, interest or fees, covenant defaults, breaches of representations or warranties in any material respect, cross default and cross acceleration to certain other indebtedness, bankruptcy, certain environmental matters, material judgment defaults and change of control.

Substantial Leverage and Debt Service

    The Company is highly leveraged, with $181.3 million of total indebtedness outstanding (including the Notes) and $37.7 million of shareholders' equity at September 30, 2000. Subject to the restrictions in the Indenture and under the operating leases, each of Cenargo and its subsidiaries, including the Subsidiary Guarantors, may incur additional indebtedness from time to time, including under the operating leases. The degree to which the Company is leveraged could have important consequences for holders of the Notes, including but not limited to the following:
(i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be limited; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of interest on the Notes and any other future indebtedness, thereby reducing the funds available to the Company for other purposes; (iii) indebtedness outstanding under the Credit Facility is secured by security interests in, or liens on, certain of the assets of the Company, and may become due prior to the time the principal on the Notes will become due; (iv) the Company may be hindered in its ability to withstand competitive pressures and respond to changing business conditions; (v) the Company may be more vulnerable in the event of a downturn in general economic conditions or in its business; (vi) the Company may be more highly leveraged than others with which it competes, which may put it at a competitive disadvantage; and (vii) the Company's indebtedness (other than the Notes), including under the Credit Facility, may bear interest at floating rates, thereby rendering the Company vulnerable to increases in interest rates.

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

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Set forth below are the names and positions of the directors and executive officers of the Company. Directors of the Company are elected annually, and each director holds office until a successor is elected. Officers of the Company are elected from time to time by vote of the Board of Directors and hold office until a successor is elected.

    Name                     Age                 Position

    Michael Hendry           47                  Chairman

    Annabel Hendry           49                  Director

    Paul Gregory             59                  Finance Director

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

Compensation of directors and officers

    During the fiscal year ended September 30, 2000, the Company paid an aggregate of approximately $1.1 million in compensation to its chairman and directors (who comprise the Company's executive officers) as a group. The Company has written employment contracts with all employees except Michael Hendry and Annabel Hendry. In addition, the Company provides certain non-cash benefits to its employees and executive officers.

Employees

    As of September 30, 2000, the Company employed 884 people.
The Company's technical managers employ approximately 331 employees on the Company's vessels at any one time.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

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

The Company did not engage in any related party transactions in fiscal 2000.

ITEM 8 - FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

    See Item 18

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

    The Company has reached agreement with the Spanish Government to receive a non refundable advance of Spanish Pesetas 2000 million (approximately $10.5 million) against the eventual outcome of the court case. This was paid on delivery of the Company's two newbuildings in March and September 2000.

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

ITEM 9 - THE OFFER AND LISTING

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

ITEM 10 - ADDITIONAL INFORMATION

Memorandum and Articles of Incorporation

    The Company's Memorandum of Association provides that its principal objects, among others, are to carry on all or any of the business of shipowners, shipbrokers, managers of shipping property and shipping companies, tug owners and shipping agents.

Directors

    The Company's Articles of Association requires a director to inform the Company, at a meeting of the Board of Directors, of any interest in a contract or proposed contract with the Company. No director may vote in respect of any contract made by him with the Company or in any contract in which he is interested, and such director shall not be counted for purposes of determining a quorum. However, these provisions do not apply to i) any arrangement for giving any director any security or indemnity in respect of money lent by him or to obligations undertaken by him for the benefit of the Company, (ii) any arrangement for the giving by the Company of any security to a third party in respect of a debt or obligation of the Company for which the director himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the deposit of a security, (iii) any contract by a director to subscribe for or underwrite shares or debentures of the Company or (iv) any contract or arrangement with any other company in which he is interested only as an officer of the company or as a holder of shares or other securities.

    The Board of Directors may exercise all powers of the Company to borrow or raise money, and to give guarantees, and to mortgage or charge its properties and assets, and subject to section 14 of the 1980 Act, to issue debentures, debenture stock and other securities, outright or as security for any debt, liability or obligation of the Company or any third party.

Rights of Note Holders

    Holders of the Company's Notes have no rights other than those set forth in the Indenture. They do not have voting rights. There are no limitations imposed by foreign law or the Company's charter or bylaws on the rights to own the Notes. The Notes are senior obligations of the Company and rank pari passu in right of payment with all existing and future senior indebtedness of the Company. The Notes are subject to redemption at the option of the Company at redemption prices specified in the Indenture.

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

         (a) the payment of interest is made by a paying agentoutside the U.K.; or

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

ITEM 11 -- QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
RISK

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

European Monetary Union-Euro

    On January 1, 1999, eleven member countries of the European Union established fixed conversion rates between their existing sovereign currencies, and adopted the Euro as their new common currency. The Euro is currently trading on currency exchanges and the legacy currencies will remain legal tender in participating countries for a transition period between January 1, 1999 and January 1, 2002. During the transition period, non-cash payments can be made in the Euro and parties can elect to pay for goods and services and transact business using either Euro or a legacy currency. Between January 1, 2002 and July 1, 2002 the participating countries will introduce Euro notes and coins and will withdraw all legacy currencies so that they will no longer be available.

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

ITEM 12 -- DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

    Not applicable

ITEM 13 -- DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

    None

ITEM 14 -- MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
HOLDERS AND USE OF PROCEEDS

Amendment to the Indenture

    In October 1999, the Company amended the Indenture pursuant to which it had issued its 9 % First priority Ship Mortgage Notes due 2008. The Company had received the consent of the holders of a majority of the Notes to amend the Indenture to permit the Company to utilize part of the proceeds from the sale of three mortgaged vessels to fund the acquisition of NIF and the Eaglescliffe Logistics Center. As a result of the amendment, NIF, its assets and revenue streams, along with the land and buildings of Eaglescliffe, are part of the collateral securing the Notes.

ITEM 18 - FINANCIAL STATEMENTS AND EXHIBITS

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

    Notes to Consolidated Financial Statements............    F-6

                  Independent Auditors' Report

             The Board of Directors and Shareholders
                    Cenargo International Plc


We have audited the accompanying consolidated balance sheets of Cenargo International Plc and subsidiaries as of September 30, 2000 and 1999 and the related consolidated statements of income and cash flows for each of the years in the three year period ended September 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cenargo International Plc and subsidiaries as of September 30, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the years in the three year period ended September 30, 2000 in conformity with accounting principles generally accepted in the United States.



Moore Stephens
Chartered Accountants

St. Paul's House

Warwick Lane

London  EC4P 4BN

                    CENARGO INTERNATIONAL PLC


                Consolidated Statements of Income
          Years ended September 30, 2000, 1999 and 1998
              (U.S. Dollars expressed in thousands)



                                  Note          2000       1999       1998

Operating revenues
Charterhire revenues                        $   8,529   $  6,948   $ 34,906

Ferry service revenues                        127,468     91,344     62,646

Logistics and other revenues      1(b)         25,047     21,546     14,669

Brokers' commission                               (83)      (334)    (1,116)
                                             ________    _______    _______

Operating revenues                            160,961    119,504    111,105
                                             ________    _______    _______

OPERATING EXPENSES

Vessel and other operating costs              118,402     81,866     72,103

Depreciation                                    9,726     10,530     10,945

Provision for impairment
  in value of vessels             2(m)            -        3,100     22,636
Amortisation of drydocking and
  special survey costs                          3,123      3,409      1,669

Amortisation of goodwill                        1,742        112        108

General and administrative expenses            20,144     17,790     13,590

Foreign currency loss/(gain)                     (956)       468         88
                                             ________    _______    _______

Operating expenses                            152,181    117,275    121,139
                                             ________    _______    _______

Operating income (loss)             6           8,780      2,229    (10,034)
                                             ________    _______    _______

Other income (expenses)
Interest income                                 1,092      4,303      2,210

Interest expense                  18(a)       (19,303)   (20,397)   (19,565)

Litigation claim                  19(b)         9,583      1,500        -

Gain on disposition of
  fixed assets                                     97      1,782     14,018
                                             ________    _______    _______

Other (expenses) income                        (8,531)   (12,812)    (3,337)
                                             ________    _______    _______

Income/(loss) before income taxes                 249    (10,583)   (13,371)

Income taxes                        7          (3,259)     2,424      9,506

Minority interests                               (134)       (44)       -
                                             ________    _______    _______

Net (loss) income                           $  (3,144)  $ (8,203)  $ (3,865)
                                              =======    =======    =======




        See accompanying notes to consolidated financial statements.

                          CENARGO INTERNATIONAL PLC

                       Consolidated Balance Sheets
                     As of September 30, 2000 and 1999
                    (U.S. Dollars expressed in thousands)

Assets                               Note          2000             1999

CURRENT ASSETS
Cash and cash equivalents                      $    14,258       $   29,677

Cash held in escrow                    9             4,619           39,650

Trade accounts receivable                           28,937           22,557

Other receivables                                    1,811            4,810

Due from joint ventures               12               675             585
Inventories                                          1,519            1,530

Prepaid expenses and accrued income                  2,166              860
                                                  ________          _______
Total current assets                                53,985          99,669
NON CURRENT ASSETS

VESSELS AND EQUIPMENT                 10           138,661          143,431

LAND AND BUILDINGS                    10            17,999           13,293

Vessels under construction            11               -             62,472
Investments in joint ventures         12               -                -
Loans to joint ventures               12             3,963            4,083
Goodwill, net                          8            30,613            2,885
Trade investments                                      519              578
Deferred charges, net                 13             6,687            8,752
Pension fund debtor                   14             5,126            5,448
Prepaid expenses and deposits                        8,192              -
                                                  ________          _______
Total assets                                   $   265,745       $  340,611
                                                  ========          =======

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Bank overdrafts                                      4,037              -
Current maturities of long-term debt  15             1,290            1,682
Capital lease obligations             19             1,124            3,563
Trade accounts payable                               9,117           8,199
Accrued expenses                                     4,584            7,835
Accrued interest - ship mortgage notes               5,119            5,001

Other creditors                                      6,050            3,344
Due to joint ventures                 12               402              -
                                                  ________          _______
Total current liabilities                           31,723           29,624

LONG-TERM LIABILITIES

Ship Mortgage Notes                   15           172,891          172,619
Long-term debt                        15             4,185           65,489
Capital lease obligations             20             1,859           12,840
Other creditors                                      1,569            1,474
Deferred taxation                      7            15,819           13,386
                                                  ________          _______
Total liabilities                                  228,046          295,432
Contingent liability                  19               -                  -
                                                  ________          _______

SHAREHOLDERS' EQUITY

Share capital                         16                21               21
Accumulated Other Comprehensive Income:
  Cumulative translation adjustment   17            (3,908)             428
Retained earnings                     17            41,586           44,730
                                                  ________          _______
Total shareholders' funds                           37,699           45,179
                                                  ________          _______
Total liabilities and
  shareholders' funds                          $   265,745       $  340,611
                                                  ========          =======

                          CENARGO INTERNATIONAL PLC

                    Consolidated Statements of Cash Flows
                Year ended September 30, 2000, 1999 and 1998
                    (U.S. Dollars expressed in thousands)

                                                2000       1999       1998



Operating activities

Net (Loss) income                           $  (3,144)  $ (8,203)  $ (3,865)

Adjustments to reconcile net income
   to net cash provided by operating
   activities:
   Amortisation of drydocking and
     special survey costs                       3,123      3,409      1,669
   Amortisation of ship mortgage
     notes discount                               272        340          -
   Depreciation                                 9,726     10,530     10,945
   Amortisation of goodwill                     1,742        112        108
   Gain on disposition of
     fixed assets                                 (97)    (1,782)   (14,018)
   Provision for diminution in value
     of assets                                      -      3,100     22,636
   Provision for diminution in value of
     investment in joint ventures                   -          -        108
   Foreign exchange loss (gain)                (3,554)       174        675
   (Increase) decrease in
     pension debtor                               322       (366)       182
   Decrease (increase) in
     trade accounts receivable                  1,179     (4,488)    (2,873)
   Decrease (increase) in
     other receivables                          3,080      1,082       (810)

   Decrease in inventories                        278        274        501
   (Increase) decrease in prepaid expenses
     and accrued income                        (4,675)     3,042     (5,406)
   Decrease in trade accounts payable            (479)    (3,630)       (96)
   (Decrease) increase in accrued
     expenses                                  (4,034)       787      6,486
   Increase (decrease) in other creditors       1,681     (9,718)     7,852
   Increase (decrease) in deferred tax
     liabilities                                2,243     (2,500)    (9,412)
                                             ________    _______    _______

Net cash provided (absorbed) by operating
   activities                                   7,663     (7,837)    14,682
                                             ________    _______    _______

INVESTING ACTIVITIES

Additions to land and buildings                (5,687)    (2,083)      (804)
Additions to vessels and equipment             (3,252)   (17,176)    (3,254)
Additions to vessels under construction       (29,155)   (34,076)   (83,730)
Purchase of subsidiary undertakings, net
   of cash acquired                           (35,955)    (1,306)    (5,170)
Purchase of other investment                        -        -          -
Proceeds from sale of fixed assets             87,801     68,495     71,235
                                             ________    _______    _______
Net cash provided by (used in) investing
   activities                                  13,752     13,854    (21,723)
                                             ________    _______    _______

                          CENARGO INTERNATIONAL PLC

                    Consolidated Statements of Cash Flows
          Year ended September 30, 2000, 1999 and 1998 (Continued)
                    (U.S. Dollars expressed in thousands)


                                         2000          1999        1998

FINANCING ACTIVITIES

Proceeds from long-term debt              25,250        18,366      214,928
Repayment of long-term debt              (86,260)       (1,593)    (155,582)
Due to (from) joint ventures                 432         1,413       (2,392)
Repayments of capital leases             (14,407)       (3,300)      (1,541)
Deferred charges paid                       (916)       (4,515)      (4,526)
Increase in share capital                    -             -             21
                                        ________       _______      _______

Net cash (used in) provided by
   financing activities                  (75,901)       10,371       50,908
                                        ________       _______      _______

Net (decrease) increase in cash and
   cash equivalents                      (54,486)       16,388       43,867
Cash and cash equivalents at
   beginning of year                      69,327        52,939        9,072
                                        ________       _______      _______

Cash and cash equivalents at
   end of year                        $   14,841   $    69,327   $   52,939
                                         =======       =======      =======

Supplemental disclosure of cash flow
  information:

Interest paid, net of capitalised
   interest                           $   19,303   $    20,397   $   23,601
Income taxes paid                            -             -            -
                                         =======       =======      =======

Cash and cash equivalents             $   14,258   $    29,677   $   30,257
Cash held in escrow and blocked
   deposits                                4,619        39,650       22,682
Bank overdraft                            (4,036)          -            -
                                        ________       _______      _______

                                      $   14,841   $    69,327   $   52,939
                                         =======       =======      =======

Purchase of subsidiary undertakings

Cash paid                             $   44,614   $     1,440   $   25,769
Net proceeds on sale of divisions              -             -      (15,112)
Cash acquired                             (8,659)         (134)      (5,487)
                                        ________       _______      _______
                                      $   35,955   $     1,306   $    5,170
                                         =======       =======      =======


        See accompanying notes to consolidated financial statements.

                    CENARGO INTERNATIONAL PLC

           Notes to Consolidated Financial Statements
             As of September 30, 2000, 1999 and 1998

1.  General

    The Company was incorporated in 1979 in the United Kingdom and has owned and operated vessels since 1982. The Company's principal activities include ferry services, ship owning and operating, shipbroking, logistics services and freight forwarding. The Company and its subsidiaries currently operate a fleet consisting of 10 owned vessels and 2 vessels on long term operating leases, including freight and passenger ferries.

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

    During the year the directors reviewed the life and residual value of the fleet. As a result of this review the useful life of certain vessels was increased from 25 to 30 years. The effect of this change in estimate on the result for the year was to reduce the depreciation charge by U.S.$2,258,000.

    (g)  Vessels under construction

    The carrying value of vessels under construction in 1999 represented the accumulated costs to the balance sheet date which the Company has had to pay by way of purchase instalments together with interest capitalised on loans raised to finance the purchase and other associated financing fees. No charge for depreciation will be made until the vessels are delivered.

    (h)  Revenue and expense recognition

    Revenues and expenses are recognised on a daily accruals basis. Revenues are generated from time charter hires, ferry services and freight income. The consolidated balance sheets reflect the deferred portion of revenues and expenses for total voyages in progress at the end of each period. Estimated losses on voyages are provided for in full at the time such losses are known.

    (i)  Drydocking and special survey costs

    Expenditures incurred during drydocking are capitalised and amortised on a straight-line basis over the period until the next anticipated drydocking.

    (j)  Derivatives

    The Company enters into interest rate swap transactions from time to time to hedge a portion of its exposure to floating interest rates. These transactions involve the conversion of floating rates into fixed rates over the life of the transactions without an exchange of underlying principal.
    The differential is accrued as interest rates change and recognised as an adjustment to interest expense. The related amount receivable from or payable to counterparties is included in accrued interest expense. The fair values of the interest rate swaps are not recognised in the financial statements.

         1.   Foreign currencies

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

    (l)  Goodwill

    Goodwill represents the excess of purchase price over fair value of net assets acquired. Goodwill is amortised using the straight line method over periods ranging from 10 to 20 years. The Company periodically assesses the recoverability of this intangible asset by determining whether the amortisation of the goodwill balance over its remaining useful life can be recovered through future operating activities of the acquired entity.

    If goodwill is negative as a result of the fair value of net assets acquired exceeding the purchase price the resulting negative goodwill is applied as a reduction in the value of non-current assets acquired on a pro-rata basis.

    (m)  Asset impairment

    Long lived assets of the Company, including goodwill, are reviewed when changes in circumstances require as to whether their carrying value has become impaired, pursuant to guidance established in Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-Lived Assets to be Disposed Of". Management considers assets to be impaired if the carrying value of the asset exceeds the future projected cash flows from related operations (undiscounted and without interest charges). When impairment is deemed to exist, the assets are written down to fair value or projected discounted cash flows from related operations. Management also re-evaluates the period of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. In accordance with SFAS 121, the Company recorded impairment losses of $22,636, $3,100 and $0 for the years ended September 30, 1998, 1999 and 2000, respectively.

    (n)  Assets under capital leases

    Assets used by the Company which have been funded through capital leases are capitalised and depreciated over their estimated useful lives in accordance with the Company's normal depreciation policy. The resulting lease obligations are included in creditors. Capital lease interest costs are charged directly to income.

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

    The Company utilises EBITDA as a measure of segmental performance. The Company defines EBITDA as net income (loss) before taxes, interest expense, interest income, depreciation, provision for impairment in value of vessels, amortization of drydocking and special survey costs, amortization of goodwill, gain or loss from joint ventures and minority interest.

                    CENARGO INTERNATIONAL PLC

           Notes to Consolidated Financial Statements
            As of September 30, 2000, 1999, and 1998

3.  Segment Information (Continued)

    Certain financial information is presented below: amounts are in thousands of US Dollars

                          Vessel    Irish Sea
                        Chartering   Ferries  Ferrimaroc  Logistics  Total
    2000
    Revenue                8,446     112,446     15,022     25,047  160,961
    EBITDA                (2,725)     32,874      1,231      1,671   33,051
    Tangible assets          -       121,552     15,732     19,376  156,660
    Capital expenditures  29,155       1,718         24      7,890   38,787

    1999
    Revenue                6,614      72,238     19,106     21,546  119,504
    EBITDA                 1,240      16,100      5,376        (54)  22,662
    Tangible assets       72,353     126,900     17,498      2,445  219,196
    Capital expenditures  18,192      16,896     15,738      2,508   53,334

    1998
    Revenue               33,790      45,982     16,664     14,669  111,105
    EBITDA                22,993      13,889      2,121        339   39,342
    Tangible assets      121,946     121,580      3,160        797  247,483
    Capital expenditures  44,899      41,689        424        729   87,741

    EBITDA for all reportable segments differs from consolidated income (loss) before income taxes reported in the consolidated statements of income as follows: amounts are in thousands of US Dollars

                                    Year Ended September 30,
                                  2000       1999        1998

   EBITDA                     $ 33,051   $  22,662   $  39,342
   Reconciling items:
   Depreciation                 (9,726)    (10,530)    (10,945)
   Provision for impairment
    in value of vessels              -      (3,100)    (22,636)
   Amortisation of goodwill     (1,742)       (112)       (108)
   Amortisation of drydocking   (3,123)     (3,409)     (1,669)
   Net interest expense        (18,211)    (16,094)    (17,355)
                              ________     _______     _______

   Income/(loss) income
     before income taxes      $    249   $ (10,583)  $ (13,371)
                               =======     =======     =======

                    CENARGO INTERNATIONAL PLC

           Notes to Consolidated Financial Statements
            As of September 30, 2000, 1999, and 1998

4.  Adoption of New Accounting Standards

The Financial Accounting Standards Board ["FASB"] issued Statement of Financial Accounting Standards ["SFAS"] No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of Effective Date of FASB Statement No. 133". The Statement defers for one year the effective date of FASB Statement No. 133 " Accounting for Derivative Instruments and Hedging Activities". The rule now will apply to all fiscal quarters of all fiscal years beginning after June 15, 2000. The Statement will require the Company to recognise all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The adoption of SFAS No. 137 is not expected to have a material impact on the Company's consolidated results of operations, financial position or cash flows.

In April 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities". SOP 98-5 provides guidance on the financial reporting of start-up costs and organisation costs, and requires that such costs to be expensed as incurred. SOP 98-5 applies to all non-governmental entities and is generally effective for fiscal years beginning after December 15, 1998. Earlier application is encouraged in fiscal years for which annual financial statements previously have not been issued. The adoption of SOP 98-5 is not expected to have a material impact on results of operations, financial position, or cash flows of the Company as the Company's current policy is substantially in accordance with SOP 98-5.

5.  Acquisitions

The principal acquisition during the year was that of 100% of the share capital of Norse Irish Ferries Limited ("NIF"), which was completed with effect from 1 October 1999. The consideration (including all costs of the transaction) paid in cash was $44,396,933. NIF acts as a passenger and freight operator between Belfast and Liverpool.

This acquisition has been accounted for by the purchase method of accounting and accordingly the purchase price has been allocated to the assets acquired and the liabilities assumed based on the estimated fair values at the dates of acquisition.

The excess of purchase price over the estimated fair value of the net assets acquired for NIF has been recorded as goodwill, which is being amortised on a straight-line basis over 20 years.
Amortisation of $1,477,416 has been charged in the year ended
September 30, 2000.

The estimated fair values of assets acquired and liabilities assumed are summarised as follows:

                                         Norse Irish Ferries

Capital assets                                         1,600
Cash                                                   8,659
Accounts receivable                                    8,645
Trade creditors                                       (3,844)
Deferred tax                                            (212)
                                                     _______
                                                   $  14,848
                                                     =======

    The operating results of NIF are included in the Company's consolidated results of operations from the effective date of the acquisition which was October 1, 1999.

6.  Operating income (loss)

    The Company operates on a worldwide basis. No customers comprised 10% or more of operating revenues.

7.  Taxation

The Company records U.K. Corporation tax in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires the Company to compute deferred taxes based upon the amount of taxes payable in future years, after considering known changes in tax rates and other statutory provisions that will be in effect in those year.

                    CENARGO INTERNATIONAL PLC

           Notes to Consolidated Financial Statements
            As of September 30, 2000, 1999, and 1998

7.  Taxation (Continued)

    The reconciliation of the Company's effective tax rate to the Corporation tax rate on income from continuing operations is as follows:

                                     2000      1999       1998

U.K. statutory rate
    (average rate for period)         (30)       (30)      (31)
Increase (decrease) in rate
    resulting from:
    Statutory rate reduction
      - deferred tax                    -          1         1
    Permanent book/tax
      differences and other        (1,178)         4       (22)
    Revision to prior year
      estimate                       (101)         2       (20)
                                 ________    _______   _______

Net effective tax rate             (1,309)%      (23)%     (72)%
                                  =======    =======   =======

    Permanent book/tax differences and other includes the effect of the exchange movement between sterling and dollars within the deferred tax calculations.

    The revision to prior year estimates represent adjustments to deferred tax estimates and differences between tax computations used for provisions and final computations submitted to the UK
Inland Revenue.

    Income tax expense (benefit) attributable to income from continuing operations consists of:

                                 Current    Deferred     Total

Year ended September 30, 2000
   US Federal and State        $    -     $     -     $    -
   Foreign - UK
     corporation tax               (338)      3,597      3,259
                                _______    ________    _______
                               $   (338)  $   3,597   $  3,259
                                =======    ========    =======

Year ended September 30, 1999  $          $           $
   US Federal and State             -           -          -
   Foreign - UK
     corporation tax                 75      (2,499)    (2,424)
                                _______    ________    _______
                               $     75   $  (2,499)  $ (2,424)
                                =======    ========    =======

Year ended September 30, 1998
   US Federal and State        $    -     $     -     $    -
   Foreign - UK
     corporation tax                 95      (9,411)    (9,506)
                                _______    ________    _______
                               $     95   $  (9,411)  $ (9,506)
                                =======    ========    =======

                    CENARGO INTERNATIONAL PLC

           Notes to Consolidated Financial Statements
            As of September 30, 2000, 1999, and 1998

7.  Taxation (Continued)

The following table shows the tax effect of the Company's cumulative temporary differences and carryforwards included on the Company's Consolidated Balance Sheet at September 30, 2000 and 1999.

                                             2000         1999
Excess of tax over book depreciation
    and deductions                     $   14,554   $   12,269
Holdover relief                             1,265        1,409
Other                                           -         (292)
                                         ________     ________

Total net effective tax liability      $   15,819   $   13,386
                                         ========     ========


The Company and subsidiaries represent a U.K. tax group and file tax returns on that basis. The Company has no material basic differences relating to its investments in subsidiaries.

2.  Goodwill

                                             2000         1999

Goodwill, net of accumulated
    amortisation of
    $1,742 and $112                        30,613        2,885
                                         ________     ________
                                       $   30,613   $    2,885
                                         ========     ========

9.  Cash Held in Escrow

At September 30, 2000 the Company had cash in blocked deposit accounts as security for the two operating leases.

At September 30, 1999 the Company had cash held in escrow accounts to fund the purchases of Norse Irish Ferries Limited, Eaglescliffe Logistics Centre and two capital lease financed vessels, and was held as escrow property to secure the Ship Mortgage Notes.

10. Vessels, Equipment, Land & Buildings

                                             2000         1999
Cost
    Vessels                            $  154,456   $  158,072
    Land and buildings                     20,112       14,916
    Equipment                              14,484       10,837
                                         ________     ________
                                          189,052      183,825

    Accumulated depreciation              (32,392)     (27,101)
                                         ________     ________
    Net book value                     $  156,660   $  156,724
                                         ========     ========

Included above are assets held under capital leases with a cost of $5,776,592 and accumulated depreciation of $2,063,646.

                    CENARGO INTERNATIONAL PLC

           Notes to Consolidated Financial Statements
            As of September 30, 2000, 1999, and 1998

10. Vessels, Equipment, Land & Buildings (Continued)

    During the year the company completed the purchase of two ships, River Lune and Saga Moon, previously operated under capital leases. The purchase was funded from escrow proceeds.

    The following is a summary of the vessels as of September 30, 2000:

                                                          Gross
                                                 Year  Registered
    Vessels Owned                  Type          built   tonnage

    m.v. Mistral            Passenger/Car Ferry  1981    20,220
    m.v. Scirocco           Passenger/Car Ferry  1974    11,177
    m.v. Merchant Bravery          RoRo          1978     9,368
    m.v. Merchant Brilliant        RoRo          1978     9,366
    m.v. Merchant Venture          RoRo          1979     6,058
    m.v. Spheroid                  RoRo          1971     7,171
    m.v. River Lune                RoRo          1983     7,765
    m.v. Saga Moon                 RoRo          1984     7,746
    m.v. Dawn Merchant             RoPax         1998    22,152
    m.v. Brave Merchant            RoPax         1999    22,152

    The vessels are pledged as disclosed in Note 15.
    The insured value of vessels is $250.3 million.

11. Vessels under Construction

                                              2000        1999

    Cost at beginning of the year        $  62,472   $  77,115
    Purchase instalments and other
      capital expenditure                   25,250      34,077
    Interest capitalised                     2,024           -
    Other associated financing
      fees capitalised                       1,880           -
    Transfer to vessels, equipment,
      land and buildings                   (91,626)    (48,720)
                                           _______     _______

    Cost at end of the year              $     -     $  62,472
                                           =======     =======

12. Loans to Joint Ventures

    Loans to joint venture companies represent advances to finance joint venture operations and are non-interest bearing. Loans will only be repaid out of profits arising from operations or the sale of joint venture assets.

13. Deferred Charges

    Deferred charges represent debt arrangement fees and capitalised drydocking and special survey costs. The debt arrangement fees are being amortised over the life of the long-term debt and are included within interest expense in the statement of income. The drydocking and special survey costs are being amortised over the period to the next drydocking. The deferred charges are comprised of the following amounts:

                                              2000   1999

    Debt arrangement fees                $   5,779   $   5,779
    Drydocking and special survey costs      4,868       3,645
                                           _______     _______
                                            10,647       9,424
    Accumulated amortisation                (3,960)       (672)
                                           _______     _______
                                         $   6,687   $   8,752
                                           =======     =======

14. Pension Costs

    (a)  Defined contribution pension plan

         The Company sponsors a defined contribution pension plan. Contributions to the plan for 1999 and 2000 were $331,000 and $280,633 respectively, which were charged to operations.

    (b)  Defined benefit pension plan

         Reconciliations of the pension benefit obligation and the value of plan assets follow:

                                              2000        1999

    Plan assets

    Fair value, beginning of year        $  30,991   $  30,205
    Actual investments returns               1,512       2,453
    Company contributions                       39          27
    Benefits paid to participants           (1,949)       (814)
    Foreign exchange adjustment             (3,108)       (880)
                                           _______     _______

    Fair value, end of year              $  27,485   $  30,991
                                           =======     =======

                    CENARGO INTERNATIONAL PLC

           Notes to Consolidated Financial Statements
            As of September 30, 2000, 1999, and 1998

4.  Pension Costs (Continued)

                                              2000   1999

    Pension benefits obligations

    Balance, beginning of year           $  26,434   $  24,157
    Service cost                               327         260
    Interest cost                            1,308       1,373
    Actuarial gains                            210       1,407
    Prior service cost                          -          729
    Company contributions                       41          34
    Benefits paid to participants           (1,949)       (814)
    Foreign exchange adjustment             (2,699)       (712)
                                           _______     _______
    Balance, end of year                 $  23,672   $  26,434
                                           =======     =======

    At September 30, 2000 and 1999,
      the funded status of the plan
      was as follows:

                                              2000        1999

    Surplus of plan assets over
      benefit obligations                $   3,813   $   4,557
    Unrecognised net actuarial
      (gain) loss                            1,313         891
                                           _______     _______
    Net amount recognised                $   5,126   $   5,448
                                           =======     =======

    Components of net periodic benefit costs are:

                                              2000        1999

    Service cost                         $     327   $     260
    Interest cost                            1,308       1,373
    Amortisation of prior service costs         47           -
    Expected return on plan assets          (1,892)     (1,999)
                                           _______     _______
    Net periodic benefit cost (credit)   $    (210)  $    (366)
                                           =======     =======

    For 2000 and 1999 the following
     weighted-average rates were used:        2000        1999

    Discount rate on the
      benefit obligation                     5.25%       5.25%
    Rate of expected return
      on plan assets                         6.50%       6.50%
    Rate of employee compensation
      increase                               5.00%       5.00%

                                              2000        1999

    Pension (credit)                     $    (210)  $    (366)
    Company contributions                $      41   $      34
    Benefits paid                        $   1,949   $     814
                                           =======     =======

                    CENARGO INTERNATIONAL PLC

           Notes to Consolidated Financial Statements
            As of September 30, 2000, 1999, and 1998

15. Long-term Debt

    Ship Mortgage Notes and Construction Facility

    On June 19, 1998 Cenargo International Plc refinanced the majority of its group borrowings by issuing U.S.$175 million of 9.75% First Priority Ship Mortgage Notes in the United
    States of America.

    The Mortgage Notes, issued at a discounted price of 98.445%, are due for repayment at par in one instalment in June 2008. Interest is payable six monthly in arrears at 9.75%. The Notes are secured by first preferred ship mortgages over the group vessels (excluding m.v. Spheroid), the group's freehold property at Eaglecliffe, a fixed charge over the group's shares in Norse Irish Ferries Limited and a fixed charge over the net assets of Norse Irish Ferries Limited as well as guarantees from substantially all of the group's subsidiaries.

    The Notes are registered in the United States of America under the Securities Act of 1933 and listed on the Luxembourg
    Stock Exchange.

    Other Loans

              3. 217,030 pounds sterling (U.S.$320,879) nominal value of unsecured guaranteed loan notes issued as part consideration for the Company's acquisition of Scruttons
         Plc. The loan notes are redeemable on application by the holder in March and September each year.

         Any notes in issue on 7th October 2002 will be redeemable by the Company at par. Interest is payable semi-annually in arrears at the HSBC Bank Plc offer rate for six months deposits of 1,000,000 pounds sterling in the interbank market minus 1%. The loan notes are guaranteed by HSBC Bank Plc secured by a collateral bank deposit of 367,000 pounds sterling.

              4. A Sterling denominated loan of 2,250,000 pounds sterling ($3,326,625) is repayable as follows:

         1. 25% from the proceeds on the maturity of life assurance policies maturing in 2015.

         2. 25% repayable in equal annual instalments over the last 15 years of the 20 year term of the loan.

         3.   50% on maturity in 2015.

         Interest is payable at a fixed rate of 9.625% per annum over the 20 year term of the loan and is secured by a fixed charge on the Company's head office freehold property.

    1. Other loans comprise a loan due to a former joint venture partner outstanding of 1,235,292 pounds sterling
         ($1,826,379).
         The loan is unsecured and repayable on an annuity basis by ten equal six monthly instalments of 382,623 pounds sterling ($565,708) including interest fixed at the inception of the loan at a rate of 8.07%.

    The outstanding long-term debt as of September 30, 2000 is repayable as follows:

                                                         $
    2001                                               1,290
    2002                                                 969
    2003                                                  55
    2004                                                  55
    2005                                                  55
    2006  and later                                  175,942
                                                    ________
    Total long-term debt                           $ 178,366
                                                    ========

16. Share Capital

                                                 2000        1999
    Share capital is as follows:

    Authorised
      500,000 ordinary shares of
      1 pound sterling each
      (1999 - 50,000 ordinary shares)      $      750  $      750
                                              =======     =======

    Issued
      50,000 ordinary shares of
      1 pound sterling each, 25p paid
      (1999 - 50,000 ordinary shares)      $       21  $       21
                                              =======     =======

    The company is subject to restriction on the payment of dividends imposed by covenants entered into in connection with the issue of Ship Mortgage Notes (note 15).

17. Changes in Shareholders' Equity

                                                Accumulated Other
                                                  Comprehensive
                                                 Income (loss):
                                      Ordinary     Cumulative     Cumulative
                                        share      translation     Retained
                                       capital     adjustment      earnings

    Balance at September 30, 1998           21           384        52,933
    Movement in year                        -             44            -
    Net income (loss)                       -             -         (8,203)
                                      ________      ________       _______

    Balance at September 30, 1999           21           428        44,730

    Movement in year                       -          (3,480)          -
    Net income (loss)                      -             -          (3,144)
                                      ________      ________       _______

    Balance at September 30, 2000    $      21     $  (3,908)   $   41,586
                                       =======      ========       =======

                    CENARGO INTERNATIONAL PLC

           Notes to Consolidated Financial Statements
            As of September 30, 2000, 1999, and 1998

18. Financial Investments

    Off-balance sheet market and credit risk

    Market risk exists with respect to changes in interest rates and foreign exchange rates. The Company enters into interest rate swap and forward exchange contracts from time to time to manage a portion of this risk. Credit risk exists to the extent that the counterparty is unable to perform the contracts, but this risk is considered remote.

    There were no derivative contracts outstanding at September
    30, 2000.

    (a)  Interest rate swap transactions

         The Company had entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR which were terminated during 1998.

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

         The cost of terminating these transactions was $6.7 million which has been included within the 1998 year interest expense.

         There are no interest rate swap transactions outstanding at September 30, 2000 and 1999.

    (b)  Foreign currency hedging transactions

         The fair value of foreign currency hedging transactions is estimated based on the market value of these or similar instruments, as adjusted for differences in maturity. There are no foreign currency contracts outstanding at September 30, 2000 and 1999.

    (c)  Fair value of Ship Mortgage Notes

         The fair value of the Ship Mortgage Notes at September
         30, 2000 was $136,500,000 (1999: $157,500,000).  Fair
         value was determined from quoted market prices at which they traded.

    (d)  Other financial instruments

         The carrying amount of other financial instruments approximates to fair value as the long-term debt is at floating rates of interest and all other financial instruments are short-term in nature.

19. Contingent Liabilities and Assets

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

    (b) The Company entered a claim for damages in the amount of Spanish Pesetas 3,800,000,000 ($25.5 million) against Ministeria de Comunicaciones, Transportes y Medio Ambiente now Ministeria De Fomento relating to the company being prevented from operating a ferry service between Spain and Morocco. During the year the Company received a non-refundable cash receipt of $9,583,674 relating to this litigation claim. This has been included within ferry services revenues.

20. Capital and Other Commitments

    The Company has acquired certain fixed assets under capital leases. The Company has the following commitments under those capital leases:

                                                       2000

    2001                                              1,325
    2002                                                853
    2003                                                588
    2004                                                445
    2005                                                209
    2006 and later                                       22
                                                     ______

    Minimum lease payments                            3,442

    Less imputed interest                              (459)
                                                     ______
    Present value of obligations
      under capital leases                         $  2,983
                                                     ======

                    CENARGO INTERNATIONAL PLC

           Notes to Consolidated Financial Statements
            As of September 30, 2000, 1999, and 1998

20. Capital and Other Commitments (Continued)

    The Company is committed to make rental payments for vessels, properties and equipment under operating leases. The future minimum rental payments under these operating leases are as follows:

                                                       2000

    2001                                             29,385
    2002                                             11,028
    2003                                              9,709
    2004                                              9,677
    2005                                              9,677
    2006 and later                                   58,349
                                                    _______
                                                 $  127,825
                                                    =======

    Operating lease rentals paid in the year ended September 30, 2000 amounted to $23,245,577 (1999: $7,617,238 1998:
    $3,538,000).

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

                                  Cenargo International Plc



                                  By:  /s/ Michael Hendry
                                       ____________________
                                  Name:  Michael Hendry
                                  Title:  Chairman

Dated: February 9, 2001



































                               35
02442005.AA6