Form 20-F/A
period 2000-09-30
CENARGO INTERNATIONAL PLC
filed 2001-03-13
CIK 1068419

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

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act:  9 3/4% First Priority Ship Mortgage
Notes Due 2008

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

     CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS


         Matters discussed in this document may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

         Cenargo International plc desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words believe," "except," "anticipate," "intends," "estimate," "forecast," "project" and similar expressions identify forward-looking statements.

         The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements including the achievement of the anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the timely development and acceptance of new services, the impact of competitive pricing, the ability to obtain necessary regulatory approvals, the impact of general business and global economic conditions and other important factors described from time to time in the reports filed by Cenargo with the Securities and Exchange Commission.

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

Corporate Structure

    The Company conducts its ferry, logistics and freight forwarding operations through subsidiaries, the vast majority of which are wholly-owned. Cenargo Fast Ferries (No.2) Plc and Merchant Ferries Plc are intermediate holding companies that conduct the Company's ferry operations through individual ferry operating companies. Cenargo World Limited acts as the holding company for the logistics and freight forwarding businesses of the Company, all of which are wholly-owned except for Flair Forwarding (UK) Limited. All the active subsidiaries are incorporated in England, except Cenargo Navigation (Hong Kong) Ltd., one of the Company's ship-owning companies which was incorporated in Hong Kong, and Norse Irish Ferries Ltd., a ferry operator incorporated in the Isle of Man.

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

    Part II A of the Environmental Protection Act 1990, which came into force on April 1, 2000 sets out a new regime for dealing with liability for contaminated land. When these provisions are implemented, they will require contaminated land to be remediated to a "suitable for use" standard (so that contamination is no longer a matter of concern as long as the land remains in its present use). Liability will be allocated on the "polluter pays" principle. There will be two classes of responsible persons: Class A persons, who "caused or knowingly permitted" the pollution, and Class B, owners and occupiers of the land. Only if there is no Class A person who can be found will a Class B person be liable. If more than one appropriate person is identified within the liability group, a series of tests is set out, the application of which is designed to exclude those less responsible from liability. The question of liability thus depends in part on whether someone else can be found who is more "blameworthy."

    Proposals for a new regime to deal with radioactively contaminated land were set out in a consultation paper dated February 26, 1998 by the U.K. Department of the Environment, Transport and the Regions. It is currently intended that the approach will be broadly similar to the contaminated land regime under the Environment Act 1995 described above.

    Studies commissioned by the Company indicated that there was a limited amount of radiological contamination at Eaglescliffe, which the Company purchased from the U.K. Ministry of Defence. The purchase price was adjusted and reduced by the cost of decontamination of the site by an independent contractor. The decontamination was completed in December 2000.

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

Ferrimaroc

    Ferrimaroc, the passenger and freight ferry service operated by the Company between Almeria in Southern Spain and Nador, in Eastern Morocco has had a less successful year. The Company faced increased competition during fiscal 2000. In addition to Limadet, Comarit (Moroccan lines) and Trasmediterranea (Spanish line) joined the route. The Company was informed by the Moroccan government in June 2000 that it would not be allowed to use two ships during the summer 2000. The Company used its larger vessel Mistral but its total carryings dropped compared to fiscal 1999. In fiscal 2000, the service carried over 246,000 passengers, 53,000 cars and approximately 3,300 trucks. The passenger and car market on the Almeria-Nador route continues to grow with the number of passengers from Almeria increasing by almost 18% during the summer season and passengers from Nador increasing by approximately 22%.

Logistics

    Following the purchase of the ex Ministry of Defense site at Eaglescliffe, the Company has made significant progress in the development of its warehousing and distribution services including added value services such as pick and pack. A number of significant contracts have been won by the site whose main customers include Samsung, Virgin Cosmetics and BAT. The Company is confident that it will be able to further exploit the significant potential of the site. The site gives the Company a strong low cost base from which to develop further its logistics businesses generally.

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

    Pursuant to a prospectus dated December 22, 1998, under a Registration Statement declared effective on that date under the Securities Act, the Company commenced an offer (the "Exchange Offer") to exchange $1,000 principal amount of its registered
9 3/4% First Priority Ship Mortgage Notes due 2008 (the "Exchange Notes") for each $1,000 principal amount of the Restricted Notes. The form and terms of the Exchange Notes are identical in all material respects to those of the Restricted Notes, except for certain transfer restrictions and registration rights relating to the Restricted Notes. The Exchange Notes have the same redemption terms as the Restricted Notes. The Exchange Notes evidence the same indebtedness as the Restricted Notes and were issued pursuant to, and entitled to the benefits of, an Indenture among the Company, the Subsidiary Guarantors and the Bankers Trust Company, (the "Trustee"), dated as of June 19, 1998 governing the Restricted Notes and the Exchange Notes (the "Indenture")(the Restricted Notes and Exchange Notes collectively referred to herein as the "Notes").

    The Notes are secured by first priority statutory mortgages and deeds of covenants (including first assignments of insurances) collateral thereto (the "Mortgages") on the vessels securing the Notes (the "Mortgaged Vessels"), the assets of NIF and the land and buildings of Eaglescliffe. In the event that the Company and the Subsidiary Guarantors default on their obligations to make payments in respect of the Notes, holders of the Notes would be entitled to payment out of the proceeds from the sale of the Mortgaged Vessels.

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

Board Practices

    Michael Hendry, Annabel Hendry and Paul Gregory have served as members of the board of directors of the Company for all of fiscal year 2000. There is no expiration date for their term of office. None of the directors have a service contract with the Company.

Employees

    As of September 30, 2000, the Company employed 884 people. The Company's technical managers employ approximately 331 employees on the Company's vessels at any one time. As of September 30, 1999 and 1998, the Company employed 297 and 265 employees, respectively.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

    The Company is a closely-held English holding company. The following table sets forth certain information, as of September
30, 2000, concerning the beneficial ownership of the Company's outstanding Common Shares.

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

    Not applicable

ITEM 13 -- DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

    None

ITEM 14 -- MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
HOLDERS AND USE OF PROCEEDS

Amendment to the Indenture

    In October 1999, the Company amended the Indenture pursuant to which it had issued its 9 3/4% First Priority Ship Mortgage Notes due 2008. The Company had received the consent of the holders of a majority of the Notes to amend the Indenture to permit the Company to utilize part of the proceeds from the sale of three mortgaged vessels to fund the acquisition of NIF and the Eaglescliffe Logistics Center. As a result of the amendment, NIF, its assets and revenue streams, along with the land and buildings of Eaglescliffe, are part of the collateral securing the Notes.

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

                                    Year Ended September 30,
                                  2000       1999        1998

   EBITDA                     $ 33,051   $  22,662   $  39,342
   Reconciling items:
   Depreciation                 (9,726)    (10,530)    (10,945)
   Provision for impairment
    in value of vessels              -      (3,100)    (22,636)
   Amortisation of goodwill     (1,742)       (112)       (108)
   Amortisation of drydocking   (3,123)     (3,409)     (1,669)
   Net interest expense        (18,211)    (16,094)    (17,355)
                              ________     _______     _______

   Income/(loss) income
     before income taxes      $    249   $ (10,583)  $ (13,371)
                               =======     =======   =========

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

                           SIGNATURES

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this amended annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  Cenargo International Plc



                                  By:  /s/ Michael Hendry
                                       ____________________
                                  Name:  Michael Hendry
                                  Title:  Chairman

Dated: March 12, 2001



































                               35
02442005.AA6