Form 20-F/A
period 2000-09-30
CENARGO INTERNATIONAL PLC
filed 2001-03-16
CIK 1068419

UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                           FORM 20-F/A
                           (Mark One)
[ ]      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
             OF THE SECURITIES EXCHANGE ACT OF 1934

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

                   Yes   X        No

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

Item 19. Exhibits
The following Exhibits are filed as part of this Annual Report.

Number   Description of Exhibits

1.1      Memorandum and Articles of Association of Cenargo
         International Plc, as amended (Incorporated by reference to Exhibit 3.1 in Registration Statement No. 333-9294, as amended, filed October 27, 1998)

1.2      Memorandum and Articles of Association of Belfast
         Freight Ferries Limited, as amended (Incorporated by reference to Exhibit 3.2 in Registration Statement No.
         333-9294, as amended, filed October 27, 1998)

1.3      Memorandum and Articles of Association of Cenargo
         Broking Services Limited (Incorporated by reference to
         Exhibit 3.3 in Registration Statement No. 333-9294, as amended, filed October 27, 1998)

1.4      Memorandum and Articles of Association of Cenargo Fast
         Ferries (No. 2) PLC (Incorporated by reference to
         Exhibit 3.4 in Registration Statement No. 333-9294, as amended, filed October 27, 1998)

1.5      Memorandum and Articles of Association of Cenargo
         Finance Limited (Incorporated by reference to Exhibit
         3.5 in Registration Statement No. 333-9294, as amended, filed October 27, 1998)

1.6      Memorandum and Articles of Association of Cenargo
         Limited (Incorporated by reference to Exhibit 3.6 in Registration Statement No. 333-9294, as amended, filed
         October 27, 1998)

1.7      Memorandum and Articles of Association of Cenargo Marine
         Limited, as amended (Incorporated by reference to Exhibit 3.7 in Registration Statement No. 333-9294, as amended, filed October 27, 1998)

1.8      Memorandum and Articles of Association of Cenargo
         Navigation (Hong Kong) Limited, as amended (Incorporated by reference to Exhibit 3.8 in Registration Statement
         No. 333-9294, as amended, filed October 27, 1998)

1.9      Memorandum and Articles of Association of Cenargo
         Navigation Limited, as amended (Incorporated by reference to Exhibit 3.9 in Registration Statement No.
         333-9294, as amended, filed October 27, 1998)

1.10     Memorandum and Articles of Association of Cenargo
         Property Limited, as amended (Incorporated by reference to Exhibit 3.10 in Registration Statement No. 333-9294, as amended, filed October 27, 1998)

1.11     Memorandum and Articles of Association of Cenargo
         Shipping Limited (Incorporated by reference to Exhibit
         3.11 in Registration Statement No. 333-9294, as amended, filed October 27, 1998)

1.12     Memorandum and Articles of Association of Duncan
         International Trading Limited, as amended (Incorporated by reference to Exhibit 3.12 in Registration Statement
         No. 333-9294, as amended, filed October 27, 1998)

1.13     Memorandum and Articles of Association of Ferrimaroc
         Limited, as amended (Incorporated by reference to Exhibit 3.13 in Registration Statement No. 333-9294, as amended, filed October 27, 1998)

1.14     Memorandum and Articles of Association of Flood
         (Stevedores) Limited, as amended (Incorporated by reference to Exhibit 3.14 in Registration Statement No.
         333-9294, as amended, filed October 27, 1998)

1.15     Memorandum and Articles of Association of J. Leete & Son
         Limited, as amended (Incorporated by reference to Exhibit 3.15 in Registration Statement No. 333-9294, as amended, filed October 27, 1998)

1.16     Memorandum and Articles of Association of Imperial Wharf
         Co. (Greenwich) Limited (Incorporated by reference to
         Exhibit 3.16 in Registration Statement No. 333-9294, as amended, filed October 27, 1998)

1.17     Memorandum and Articles of Association of Isoline
         Limited, as amended (Incorporated by reference to Exhibit 3.17 in Registration Statement No. 333-9294, as amended, filed October 27, 1998)

1.18     Memorandum and Articles of Association of Merchant
         Ferries (Holdings) Limited, as amended (Incorporated by reference to Exhibit 3.18 in Registration Statement No.
         333-9294, as amended, filed October 27, 1998)

1.19     Memorandum and Articles of Association of Merchant
         Ferries Limited, as amended (Incorporated by reference to Exhibit 3.19 in Registration Statement No. 333-9294, as amended, filed October 27, 1998)

1.20     Memorandum and Articles of Association of Merchant
         Ferries (Ireland) Limited (Incorporated by reference to
         Exhibit 3.20 in Registration Statement No. 333-9294, as amended, filed October 27, 1998)

1.21     Memorandum and Articles of Association of M.T.S.
         (Shipping) Limited (Incorporated by reference to Exhibit
         3.21 in Registration Statement No. 333-9294, as amended, filed October 27, 1998)

1.22     Memorandum and Articles of Association of Proofband
         Limited (Incorporated by reference to Exhibit 3.22 in Registration Statement No. 333-9294, as amended, filed
         October 27, 1998)

1.23     Memorandum and Articles of Association of Cenargo World
         Limited, as amended (Incorporated by reference to Exhibit 3.23 in Registration Statement No. 333-9294, as amended, filed October 27, 1998)

1.24     Memorandum and Articles of Association of Scruttons
         Finance Limited (Incorporated by reference to Exhibit
         3.24 in Registration Statement No. 333-9294, as amended, filed October 27, 1998)

1.25     Memorandum and Articles of Association of Scruttons
         International Limited, as amended (Incorporated by reference to Exhibit 3.25 in Registration Statement No.
         333-9294, as amended, filed October 27, 1998)

1.26     Memorandum and Articles of Association of Scruttons
         Maltby Limited, as amended (Incorporated by reference to Exhibit 3.26 in Registration Statement No. 333-9294, as amended, filed October 27, 1998)

1.27     Memorandum and Articles of Association of Scruttons (NI)
         Limited, as amended (Incorporated by reference to Exhibit 3.27 in Registration Statement No. 333-9294, as amended, filed October 27, 1998)

1.28     Memorandum and Articles of Association of Scruttons
         Overseas Holdings Limited, as amended (Incorporated by reference to Exhibit 3.28 in Registration Statement No.
         333-9294, as amended, filed October 27, 1998)

1.29     Memorandum and Articles of Association of Scruttons plc
         (Incorporated by reference to Exhibit 3.29 in Registration Statement No. 333-9294, as amended, filed
         October 27, 1998)

1.30     Memorandum and Articles of Association of Scruttons
         Security Group Limited, as amended (Incorporated by reference to Exhibit 3.30 in Registration Statement No.
         333-9294, as amended, filed October 27, 1998)

1.31     Memorandum and Articles of Association of Victoria Deep
         Water Terminal Limited, as amended (Incorporated by reference to Exhibit 3.31 in Registration Statement No.
         333-9294, as amended, filed October 27, 1998)

2.1      Indenture (the "Indenture") among Cenargo, the
         Subsidiary Guarantors and Bankers Trust Company, as
         Trustee (Incorporated by reference to Exhibit 4.1 in Registration Statement No. 333-9294, as amended, filed
         October 27, 1998)

2.2 Consent Solicitation Statement (Incorporated by reference to Exhibit C to Report on Form 6-K filed on November 29, 1999)

2.3      Supplement No. 1 to Consent Solicitation Statement
         (Incorporated by reference to Exhibit D to Report on Form 6-K filed on November 29, 1999)

12.1 Statement regarding computation of ratio (Incorporated by reference to Exhibit 12.1 in Registration Statement
         No. 333-9294, as amended, filed October 27, 1998)

21.1 Subsidiaries of Cenargo (Incorporated by reference to Exhibit 21.1 in Registration Statement No. 333-9294, as amended, filed October 27, 1998)

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

                                  Cenargo International Plc



                                  By:  /s/ Michael Hendry
                                       ____________________
                                  Name:  Michael Hendry
                                  Title:  Chairman

Dated: March 15, 2001

































                               40
02442005.AB3