Form 20-F
period 2001-09-30
CENARGO INTERNATIONAL PLC
filed 2002-03-08
CIK 1068419

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
                                   (Mark One)
           [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

                [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended September 30, 2001

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

                           Yes   X        No
                               -----         -----

Indicate by check mark which financial statement item the Registrant has elected to follow.

                           Item 17        Item 18  X
                                  -----          -----

                                TABLE OF CONTENTS

ITEM 1  -   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT
              AND ADVISORS                                                    5
ITEM 2  -   OFFER STATISTICS AND EXPECTED TIMETABLE                           5
ITEM 3  -   KEY INFORMATION                                                   5
ITEM 4  -   INFORMATION ON THE COMPANY                                       12
ITEM 5  -   OPERATING AND FINANCIAL REVIEW
              AND PROSPECTS                                                  34
ITEM 6  -   DIRECTORS, SENIOR MANAGEMENT
              AND EMPLOYEES                                                  48
ITEM 7  -   MAJOR SHAREHOLDERS AND RELATED PARTY
              TRANSACTIONS                                                   49
ITEM 8  -   FINANCIAL INFORMATION                                            50
ITEM 9  -   THE OFFER AND LISTING                                            50
ITEM 10 -   ADDITIONAL INFORMATION                                           51
ITEM 11 -   QUANTITATIVE AND QUALITATIVE DISCLOSURES
              ABOUT MARKET RISK                                              54
ITEM 12 -   DESCRIPTION OF SECURITIES OTHER THAN
              EQUITY SECURITIES                                              55
ITEM 13 -   DEFAULTS, DIVIDEND ARREARAGES AND
              DELIQUIENCIES                                                  55
ITEM 14 -   MATERIAL MODIFICATIONS TO THE RIGHTS OF
              SECURITY HOLDERS AND USE OF PROCEEDS                           55
ITEM 18 -   FINANCIAL STATEMENTS AND EXHIBITS                                56

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

          Cenargo International plc desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project" and similar expressions identify forward-looking statements.

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

                                     PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Not applicable

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable

ITEM 3 - KEY INFORMATION

SELECTED FINANCIAL DATA

          The following selected historical income and balance sheet financial data as of and for the years ended September 30, 1997, 1998, 1999, 2000 and 2001 have been derived from the audited Consolidated Financial Statements of the Company, which are included elsewhere in this report. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements, including the notes thereto, included elsewhere herein.

                                                  Year Ended September 30,
                                                  ------------------------
                                    1997         1998         1999         2000         2001
                                 ----------   ----------   ----------   ----------   ----------
                                                     (Pounds Sterling in Thousands)

STATEMENT OF INCOME DATA
OPERATING REVENUES

Charterhire revenues, net          26,733       20,479        4,273        5,444       16,595
Ferry service revenues             11,936       37,968       56,170       81,356       88,187
Logistics services and other
  revenues                          4,856        8,891       13,044       15,933       23,214
                                 ----------   ----------   ----------   ----------   ----------
Operating revenues                 43,525       67,338       73,487      102,733      127,996
                                 ----------   ----------   ----------   ----------   ----------
OPERATING EXPENSES

Vessel and other
  operating costs                  25,208       43,700       50,342       75,560       93,856
Depreciation                        6,747        6,634        6,475        6,208        7,784
Provision for impairment
  in values of vessels                 --       13,719        1,906           --          389
Amortization of dry-docking
  and special survey costs          1,082        1,012        2,096        1,993        1,480
Amortization of goodwill               --           65           69        1,112        1,174
General and administrative
  expenses                          4,858        8,237       10,940       12,857       10,556
Foreign exchange loss (gain)          544           53          288           96         (461)
                                 ----------   ----------   ----------   ----------   ----------
Operating expenses                 38,439       73,419       72,116       97,836      114,780
                                 ----------   ----------   ----------   ----------   ----------
Operating income (loss)             5,086       (6,081)       1,371        4,897       13,216
                                 ----------   ----------   ----------   ----------   ----------
OTHER INCOME (EXPENSE)

Interest income                       351        1,339        2,646          697          627
Interest expense                   (5,039)     (11,858)     (12,543)     (12,320)     (14,202)
Income (loss) from joint
  ventures                           (266)          --           --           --           --
Gain on sale of marketable
  security                             --           --          922        6,116           --
Gain on disposition of
  fixed assets                         59        8,496        1,096           62         (219)
                                 ----------   ----------   ----------   ----------   ----------
Other income (expense)             (4,895)      (2,022)      (7,879)      (5,445)     (13,794)
                                 ----------   ----------   ----------   ----------   ----------
INCOME (LOSS) BEFORE
  INCOME TAXES                        191       (8,103)      (6,508)        (548)        (578)
                                 ==========   ==========   ==========   ==========   ==========

OTHER FINANCIAL DATA

Net cash provided by (used
  in) operating activities          8,624        8,639       (3,955)       7,611        9,809
Net cash (used in) provided
  by investing activities         (21,682)     (12,783)       8,520        8,776      (44,044)
Net cash provided by (used
  in) financing activities         15,489       29,956        6,378      (48,444)      39,009

BALANCE SHEET DATA
  (at end of period)

Cash and cash equivalents           5,616       31,151       42,095        9,644       13,043
Net book value of vessels         109,572       90,129       84,008       93,785      132,118
Total assets                      163,488      205,915      206,337      179,741      224,065
Total debt                        101,813      143,140      155,560      122,658      162,563
Shareholders' equity               35,131       31,386       27,432       25,501       23,640

FLEET DATA
  (at end of period) (FN*)

Total dwt of dry bulk
  carriers ('000s)                    585          585          323           --           --
Total dwt of multi-purpose
  vessels ('000s)                      95           95           55           --           --
Total capacity of ferries
Trailer units                         326          708          831        1,030
Passengers                          3,701        3,951        4,201        4,500
Total number of vessels                17           15           10           12           13

* Includes the Mistral operated under an operating lease (1997 and 1998) and owned as at end fiscal 1999, and Northern and Midnight Merchant operated under operating leases in 2000.

RISK FACTORS

     SUBSTANTIAL LEVERAGE AND DEBT SERVICE COULD AFFECT THE COMPANY'S ABILITY TO GROW AND SERVICE ITS DEBT OBLIGATIONS.

     Cenargo International plc (the "Company") is highly leveraged. As of September 30, 2001, the Company has 162.6 million pounds sterling in total indebtedness outstanding and 23.6 million pounds sterling of shareholders' equity. Subject to the restrictions in the indenture for its outstanding senior notes and its loan agreements, each of the Company and its subsidiaries may incur additional indebtedness from time to time. The degree to which the Company is leveraged could have important consequences for holders of the notes, including: (i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be limited; (ii) the Company must dedicate a substantial portion of its cash flow from operations dedicated to the payment of interest on the notes and any other future indebtedness, reducing the funds available to the Company for other purposes; (iii) indebtedness outstanding under some of its loan agreements is secured by security interests in some of the Company's assets, and may become due prior to the time the principal on the notes will become due; (iv) the Company may be hindered in its ability to withstand competitive pressures and respond to changing business conditions; (v) the Company may be more vulnerable than others in the event of a downturn in general economic conditions or in its business; (vi) the Company may be more highly leveraged than others with which it competes, which may put it at a competitive disadvantage; and (vii) some of the Company's indebtedness may bear interest at floating rates, thereby rendering the Company vulnerable to increases in interest rates.

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

     As of the date of this report, the Company's fleet consists of 13 vessels, including, five RoRo freight ferries, two RoRo car and passenger ferries and six state-of-the-art roll-on/roll-off freight and passenger ("RoPax") ferries ("the RoPax Vessels"), the first two of which were delivered September, 1998 and January, 1999, two were delivered in March and September 2000, respectively and two were purchased in March 2001. In late 1997 and 1998, the Company sold four of its Panamax bulk carriers for an aggregate of $56.3 million because the Company believed that charter rates and vessel values for Panamax bulk carriers would fall. In March 1998, the Company sold a multi-purpose vessel for $5.0 million. In September 1998, the Company contracted to sell its two Capesize dry bulk carriers for an aggregate of $58 million and to sell another of its multi-purpose containerships for $3.75 million. On October 2, 1998 the bareboat charterer of one of the RoRo freight ferries, exercised its option to purchase that vessel at a price of 2.875 million pounds sterling ($4.8 million). On August 12, 1999 the Company sold its two remaining dry cargo deepsea vessels for $1.1 million each.

     Eight of the Company's vessels are in three classes of sister (substantially identical) ships, affording the Company significant operating efficiencies and scheduling flexibility.

     Freight and Passenger Ferry Services. The Company's freight ferry services, in which it has been engaged since 1986, are concentrated in the Irish Sea market between Great Britain and Ireland. Through its wholly owned subsidiary, Merchant Ferries (Holdings) Limited ("Merchant Ferries"), the Company operates two daily sailings in each direction between Heysham, England, and Dublin, Republic of Ireland. During fiscal 2001, Merchant Ferries transported 65,000 trailer units, comprised mostly of trailers unaccompanied by their cabs and drivers ("drop trailers"). In February 1998, Cenargo acquired Scruttons plc ("Scruttons"), a London-based company whose core business, Belfast Freight Ferries ("BFF"), operates three daily sailings in each direction between Heysham, England, and Belfast, Northern Ireland. During fiscal 2001, BFF transported 102,000 trailer units, comprised mostly of drop trailers, and 50,000 trade cars (generally new automobiles being transported to dealers).

     The Company has operated a ferry service between Liverpool, England, and Dublin, Republic of Ireland since February 1999. Unlike the Heysham-based services, which utilize RoRo freight ferries with certificates for a maximum of 12 passengers, the Company's RoPax Vessels have certificates for a maximum of 250 passengers, permitting the Company to significantly increase its carriage of higher margin "driver accompanied" trailers. During fiscal 2001 the services transported 111,000 trailer units, including a large percentage of driver accompanied trailers. The service also carried over 48,000 passengers.

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

     A river berth is presently under construction by the Port of Liverpool for the use of the Merchant Ferries' and Norse Irish Ferries' services to Dublin and Belfast, respectively. This will avoid the companies' vessels having to negotiate the locks in the Port's existing in-dock facilities, saving time and thus improving the vessel's utilization. The river berth should be completed during second quarter 2002.

     In October 1999, the Company acquired "NIF" for a total purchase price, including the costs of the transaction, of $44.0 million. NIF operates a ferry service between Liverpool, England and Belfast, Northern Ireland using two chartered RoPax vessels, both built in 1997. NIF was established in 1991 and has built up a regular and reliable service. In fiscal 2001, the service transported 129,000 trailer units and 104,000 passengers.

     Following this acquisition the Company achieved its goal of creating a unique matrix of services across the Irish Sea, comprising RoRo freight services from Heysham to Belfast and Dublin and RoPax services from Liverpool to Belfast and Dublin. The Company has thus become a major operator on the Irish Sea with the capacity to carry approximately 450,000 equivalent trailer units per annum, over 32% of the market.

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

     Spanish/Moroccan Operations. Since 1994, the Company has operated a passenger and car ferry service between Almeria, in southern Spain, and Nador, Morocco under the trade name Ferrimaroc. Cenargo employs the ferries Mistral and Scirocco on this service. In 2001, Ferrimaroc carried 329,000 passengers, 70,000 cars and approximately 4,600 units of freight. In accordance with Moroccan government regulations, Ferrimaroc operates year round, although approximately 60% of revenues are generated in July and August. Ferrimaroc's customer base is largely made up of the Moroccan workers who work in Europe during the year and return home in the summer months. In fiscal 1999 the company had operated two vessels during the summer season, and one during the remainder of the year. In June 2000 the Moroccan government advised the Company that it would not be permitted to operate two vessels during the summer. Two new competitors (one Moroccan, one Spanish) came onto the route and introduced a pool for themselves and the other competitor on the route. During the summer of fiscal 2000 and 2001 the company operated one of its vessels during the summer. The second vessel was time chartered to one of the competitors. During the summer in fiscal 2001 the company's and competitors' vessels worked in accordance with a pre-agreed sailing schedule. A pre-agreed sailing schedule is also operational during the winter 2001/02. The Company is continuing to negotiate to join the pool.

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

     The Company leases additional office and warehousing facilities near Heathrow and Milton near Oxford to expand its logistics business in the South and Midlands of England respectively.

     The Company has also started a groupage service between the UK and Europe offering daily transportation. The Company has also established Cenargo Rail Limited to assess rail transportation potential.

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

     A new river berth is also being built in the Port of Liverpool for the Company's use. Completion is expected mid 2002. The Company will thereafter not have to dock inside the lock system in Liverpool, thus saving time on each voyage. This will enable the Company's sailings to depart later from Liverpool while still arriving at the Belfast and Dublin destination is accordance with its present schedules. This will give a further competitive edge to the Company.

     The Company is also investigating new ferry markets, particularly following the abolition of cabotage in Europe. The Company intends to capitalize on its established reputation, management, booking, reservations and ticketing systems and agency networks to expand into new passenger and freight ferry services.

     Following its acquisition of the ex-Royal Naval Supply at Eaglescliffe, the Company is now in a position to offer long term contacts to customers seeking warehousing and distribution. The site also gives the Company a strong low cost base from which to develop further its logistics' businesses. This has been supplemented by leased warehousing facilities in the Midlands at Milton and at Heathrow in the South of England.

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

Property, plants and equipment

     The Company's headquarters are at Puttenham Priory, Puttenham, Surrey, which are owned by the Company and subject to a mortgage in the amount of 2.2 million pounds sterling as of September 30, 2001.

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

     At Liverpool, MF and NIF have entered into agreements for the lease of certain berths during designated slot times. The MF lease will be replaced by a contract for preferential, but not exclusive, use of the new river berth which is expected to be built by mid 2002. The Company's services from Liverpool to Belfast and Dublin will both be accommodated on this river berth during 2002.

     Although ferry operators' use contracts with port authorities are generally confidential, the Company believes that its contracts at each port are in keeping with industry standards. The Company believes that its current space at Puttenham Priory and each port is sufficient for its needs.

     The Company also leases office and warehousing space used by Flair and Duncan at Heathrow Airport, London, England. The Company has also leased further office and warehousing facilities near Heathrow and at Milton near Oxford to expand its logistics businesses in the Midlands and south of England.

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

     The Company's Ferry Fleet. The Company's ferry fleet consists of five RoRo ferries, two passenger/car ferries and six RoPax ferries. The following table sets forth certain information with regard to the Company's current ferry fleet:

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

MERCHANT VENTURE      RoRo            55 trailer units       1979       British
                                                                        (Isle of Man)

RIVER LUNE            RoRo            49 cars                1983       Bahamas
                                      93 trailer units

SAGA MOON             RoRo            50 cars                1984       British
                                      72 trailer units                  (Gibraltar)

MISTRAL               Passenger       2,386 passengers       1981       Bahamas
                      Car/Ferry       600 cars

SCIROCCO              Passenger       1,315 passengers       1974       Bahamas
                      Car/Ferry       296 cars
                                      30 trailer units

DAWN MERCHANT         RoPax           250 passengers         1998       British
                                      136 trailer units                 (Isle of Man)

BRAVE MERCHANT        RoPax           250 passengers         1999       British
                                      136 trailer units                 (Isle of Man)

LAGAN VIKING          RoPax           330 passengers         1997       Italian
                                      180 trailer units

MERSEY VIKING         RoPax           330 passengers         1997       Italian
                                      180 trailer units

NORTHERN MERCHANT     RoPax           250 passengers         2000       British
                                      136 trailer units

MIDNIGHT MERCHANT     RoPax           250 passengers         2000       British
                                      136 trailer units


The Company owns all of its ferries at the date of this report except Northern and Midnight Merchant, which are on operating leases. The River Lune and Saga Moon, which were operated under capital leases, were purchased in October 1999. Lagan and Mersey Viking which were previously time chartered were purchased in March 2001.

     The RoPax Vessels Dawn, Brave, Northern and Midnight Merchant are sister ships, affording the Company operating efficiencies and scheduling flexibility. The Dawn Merchant and Brave Merchant are employed in the Irish Sea trade as discussed above.

Deepsea Shipping Fleet and Charter Operations

     As discussed above, the Company continued to exit from its deepsea fleet ownership during fiscal 1999 by selling its two emaining multi-purpose container ships the Merchant Premier and Merchant Principal in August 1999.

     RoPax vessels three and four were delivered in March 2000 and the second in September 2000. The Company has agreed an eighteen month time charter of both these ferries to Norfolk Line (part of Maersk). Lagan and Mersey Viking were purchased in March 2001.

Competition

     Irish Sea Competition. There are five ferry operators, including the Company, competing in the Irish Sea freight ferry market. In 1999, Cenargo estimates that Merchant Ferries, BFF and NIF had a combined market share of approximately 28% of the Irish Sea freight trade. The Company's principal competitors include Stena Line UK Ltd., P&O European Ferries (Ireland) Ltd and Irish Ferries of Irish Continental Group, whose market shares are estimated by Cenargo to be 21%, 36%, and 11%, respectively. In 1996, most of the Irish Sea operators added ship capacity which led to an oversupply of space. Most operators then repositioned, reducing overall freight capacity. Competition, however, remains strong and is expected to intensify, as operators on the Irish Sea have made significant investments in that market and particularly in vessel newbuildings. The Company estimates that overall, traffic on the Irish Sea grew by 7.0% in 2001.

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

     Spanish/Moroccan Competition. Currently, there are three other competitors, in addition to the Company, providing service between Almeria, Spain and eastern Morocco. A Moroccan government-owned ferry service, Limadet Ferry S.A., operates a car/passenger ferry service on the Almeria-Nador route, and a Spanish government-owned ferry service, Trasmediterranea, operates a car/passenger ferry service on the nearby Almeria-Melilla route. Transmediterranea and COMARIT (a Moroccan owned ferry company) have been granted permission to operate a vessel each on the Almeria - Nador route. This service commenced operations in 2000. In addition, a number of operators run passenger and car ferry services on other routes in the region. The Company believes that its passenger levels are particularly susceptible to changes in available ferry capacities and schedules. Ferrimaroc emphasizes reliability and quality of service to distinguish itself from its competition.

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

Ship Management

     The Company has adopted a policy of maintaining the Company's vessels at a high standard. Technical management of all of the day-to-day operational aspects of vessels, is outsourced.

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

     The day-to-day management by V. Ships and Celtic Marine also includes arranging for protection and indemnity insurance, insurance against fire, war risks and marine risks and handling salvage and other claims for such vessels. The managers divide the vessels managed amongst small fleet teams. Two superintendents, a technical coordinator, a purchasing manager, a fleet accountant and a secretary comprise a typical fleet team. A pool of staff comprising specialists in planned maintenance, systems administration, bulk purchasing and newbuilding supervision assist the fleet teams. The Company benefits from the managers buying power, especially for lubricating oil and spare parts. A safety and quality team is responsible for implementing, monitoring and up-dating the managers quality management system. The ship managers are accredited for the International Safety Management ("ISM") Code and ISO 9002.

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

     From 1st March 2002 the day to day management of the Company's vessels will be carried out by Bluewater Marine Management Ltd in which the Company will have a 49% interest. Bluewater has many years' experience in managing RoPax and RoRo vessels and will take over as technical managers from V Ships.

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

     Logistics Customers. The Company's customer base for its logistics business come from a number of economic sectors including the retail, chemicals, energy, steel, electronics and manufacturing industries. Customers include Rothmans., Sanyo Electric Manufacturing (UK) Ltd., Samsung Electronics Manufacturing (UK) Ltd., Ehrmanns Plc, Virgin Cosmetics Ltd and Virgin Wine Ltd.

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

Permits and Authorizations

     The Company is required by various governmental and quasi- governmental agencies to obtain certain permits, licenses and certificates with respect to its vessels. The kinds of permits, licenses and certificates required depend upon such factors as the country of registry, the commodity transported, the waters in which the vessel operates, the nationality of the vessel's crew and the age of the vessel. The Company believes that it has or can readily obtain all permits, licenses and certificates currently required to permit its vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit the ability of the Company to do business or increase the cost of its doing business and which may have a material adverse effect on the operations of the Company.

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

     In 1995, the IMO issued new regulations under the International Convention for the Safety of Life at Sea (SOLAS) 1990 requiring passenger ships to have sufficient buoyancy and intact stability after collision or other damage causing ingress of water, also called 'Damage Stability' and expressed in using a Subdivision Index (A/Amax). The Scirocco and the new RoPax ferries are fully complying with this regulation with A/Amax=1.00. Work was carried out on the Mistral in May/June 1999 to increase the damage stability to achieve A/Amax}0.975, which permits her to trade up to the first annual survey after October 1, 2005.

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

     In recent years, the Company has been predominantly an owner and operator of deepsea dry bulk vessels, but during the years ended September 30, 1998 and 1999 ("fiscal 1998 and 1999"), has been progressively withdrawing from this market and sold its two remaining multi-purpose dry cargo vessels in August 1999. The Company, as at the date of this report, currently owns five RoRo freight ferries, four RoPax freight/passenger ferries and two passenger/car ferries. The Company has use of two RoPax ferries under 12 year operating leases.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION
--------------------------------------------

IRISH SEA SERVICES

The Company continued its strategy of concentrating on the development of its Irish Sea ferry operations. A new Liverpool- Dublin service was started in February 1999. This service, which offers twice daily sailings between the two ports, is operated with two RoPax newbuildings. The first of these was delivered in September 1998 and second in January 1999. The start up of the new service, was delayed by the late delivery of the new vessels, which adversely effected the Company's existing Heysham-Dublin service due to shortage of berthing facilities in Dublin. The pre-tax losses incurred during fiscal 1999 attributable to the start up of the new service including the adverse impact on the Company's existing Heysham-Dublin service were approximately $8.6 million. The service offers two sailings per day in each direction and carried approximately 111,000 equivalent freight units and 48,000 passengers in fiscal 2001. The Port of Dublin has completed the construction of an additional berth adjacent to the Company's existing berth in Dublin. Under its agreement with the port, the Company has preferential, but not exclusive, rights to use this additional berth at the peak loading and discharging times each day.

     The Heysham-Belfast service has continued to trade successfully during the year. The service continues to offer four sailings per day in each direction and carried approximately 118,000 equivalent freight units in fiscal 2001.

     In October 1999 the Company acquired Norse Irish Ferries Limited ("NIF"). NIF operates a service between Liverpool and Belfast using two chartered RoPax vessels, both built in 1997. NIF was established in 1991 and has built up a regular and reliable service. The service carried approximately 129,000 equivalent trailer units and approximately 104,000 passengers in fiscal 2001.

     Following this acquisition the Company has a unique matrix of services across the Irish Sea, comprising RoRo freight services from Heysham to Dublin and Belfast and RoPax services from Liverpool to Dublin and Belfast. The Company has thus become a major operator on the Irish Sea with the capacity to carry approximately 450,000 equivalent trailer units per annum, over 32% of the market.

FERRIMAROC

     Ferrimaroc, the passenger and freight ferry service operated by the Company between Almeria in Southern Spain and Nador, in Eastern Morocco has had a less successful year. The Company faced increased competition during fiscal 2000. In addition to Limadet, Comarit (Moroccan lines) and Trasmediterranea (Spanish line) joined the route. The Company was informed by the Moroccan government in June 2000 that it would not be allowed to use two ships during the summer 2000. The Company used its larger vessel Mistral but its total carryings dropped compared to fiscal 1999. In fiscal 2001, the service carried over 329,000 passengers, 70,000 cars and approximately 4,600 trucks. The passenger and car market on the Almeria-Nador route continues to grow with the number of passengers on the route increasing by almost 14% during the summer season.

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

RESULT OF OPERATIONS
YEAR ENDED SEPTEMBER 30, 2001
COMPARED TO YEAR ENDED SEPTEMBER 30, 2000

OPERATING REVENUES

Operating revenues increased in the Year Ended September 30,2001 (the 2001 year") by 25.2 million pounds sterling or 24.6% to 128 million pounds sterling compared to 102.7 million pounds sterling in the Year Ended September 30, 2000 (the"2000 year"). The increase comprised an 11.2 million pounds sterling or 305% increase in charter hire revenues, a 7.8 million pounds sterling or 8.4% increase in ferry service revenues and an 8.4 million pounds sterling or 46.4% increase in logistics and other revenues. The increase in charter hire revenues resulted mainly from having a full year's charter hire from two of the company's ropax vessels, compared to the 2000 year during which the two vessels were delivered new in March 2000 and September 2000 respectively. The increase in the ferry service revenues was mainly due to improved rates and volumes on the Company's Irish Sea services and improved rates on the Company's Ferrimaroc service. The increase in the Logistics and other revenues mainly resulted from improved utilization of the Company's Eaglescliffe site.

Operating expenses

Vessels and other operating costs increased in the 2001 year by 18.3 million pounds sterling or 24.2% to 93.9 million pounds sterling compared to 75.6 million pounds sterling in the 2000 year. This was primarily the result of the inclusion of a full year's operating costs of the two new ropax vessels delivered in March and September 2000, inflation and the higher costs arising from increased volumes on the Company's ferry services and logistics' businesses, less the reduction in charter hire costs following the purchase of Mersey and Lagan Viking in March 2001. Both vessels had previously been chartered in by the Company.

Depreciation and amortization of deferred costs increased in the 2001 year by
1.6 million pounds sterling or 25.4% to 7.8 million pounds sterling compared to
6.2 million pounds sterling in the 2000 year. This is mainly attributable to the two ropax vessels, Mersey Viking and Lagan Viking, purchased in March 2001.

Provision for impairment in value of assets of 0.4 million pounds sterling in the 2001 year compared to nil million pounds sterling in the 2000 year is attributable to the write down of remediation expenditure following the decision to relocate warehousing in the Heathrow area.

Amortization of dry-docking and special survey expenses decreased in the 2001 year by 0.5 million pounds sterling or 25.7% to 1.5 million pounds sterling compared to 2.0 million pounds sterling in the 2000 year mainly due to the incidence of dry-docks and also the higher number of new vessels with consequent lower dry-docking costs.

Amortization of goodwill in the 2001 year increased by 0.1 million pounds sterling or 5.6% to 1.2 million pounds sterling compared to 1.1 million pounds sterling in the 2000 year. This reflected a full year's amortization in the year 2001 relating to the acquisition of Norse Irish Ferries Limited in October 1999.

General and administrative expenses decreased in the 2001 year by 2.3 million pounds sterling or 17.9% to 10.5 million pounds sterling compared to 12.8 million pounds sterling in the 2000 year. This is mainly attributable to measures taken in the 2000 and 2001 years to reduce general and administrative expenses.

Foreign exchange gain in the 2001 year was 0.5 million pounds sterling compared to a loss of 0.1 million pounds sterling in the 2000 year mainly due to currency fluctuations mainly between the US dollar, sterling and the euro in the 2001 year compared to the 2000 year.

Primarily as a result of these developments total operating expenses for the 2001 year increased by 17.0 million pounds sterling or 17.3% to 114.8 million pounds sterling compared to 97.8 million pounds sterling in the 2000 year.

Net Operating Income

As a result of the foregoing factors net operating income increased by 8.3 million pounds sterling or 169.9% to 13.2 million pounds sterling compared to
4.9 million pounds sterling in the 2000 year.

Other operating income/expenses

Interest income decreased by 0.1 million pounds sterling or 10% to 0.6 million pounds sterling in the 2001 year compared to 0.7 pounds sterling in the 2000 year. This mainly reflected lower interest rates prevailing during the 2001 year.

Interest expenses increased by 1.9 million pounds sterling or 15.3% to 14.2 million pounds sterling in the 2001 year compared to 12.3 million pounds sterling in the 2000 year. The increase is mainly attributable to the cost of the financing of the purchase of the two ropax vessels, Mersey and Lagan Viking, in March 2001.

There was no litigation claim receipt in the 2001 year compared to 6.1 million pounds sterling received in the 2000 year.

Loss on disposal of fixed assets was 0.2 million pounds sterling in the 2001 year compared to a gain of 0.1 million pounds sterling in the 2000 year. The loss in the 2001 year mainly resulted from the sale of the roro Spheroid during the year.

Loss before income taxes

As a result of the above loss before income taxes for the 2001 year was 0.6 million pounds sterling, compared to a loss of 0.5 million pounds sterling in the 2000 year.

Income taxes

Income taxes for the 2001 year was a reduction in deferred taxation of 0.2 million pounds sterling in the 2001 year compared to a 2.1 million pounds sterling increase in deferred taxation in the 2000 year.

RESULTS OF OPERATIONS

YEAR ENDED SEPTEMBER 30, 2000
COMPARED TO YEAR ENDED SEPTEMBER 30, 1999

OPERATING REVENUES

     Operating Revenues increased in the Year Ended September 30, 2000 (the "2000 year") by 29.2 million pounds sterling or 40% to 102.7 million pounds sterling compared to 73.5 million pounds sterling in the Year Ended September 30, 1999 (the "1999 year"). The increase comprises a $1.2 million, or 27%, increase in charter hire revenues, a 25.2 million pounds sterling or 45%, increase in ferry service revenues and a 2.9 million pounds sterling or 23% increase in logistics' and other revenues. The increase in charter hire revenues resulted mainly from the delivery of the Company's newly built RoPax vessels in March and September 2000 which were chartered out to Norfolk Line (Maersk). The increase in ferry service revenues was mainly due to the inclusion of a full year of the Liverpool - Dublin RoPax service started in February 1999 and the inclusion of revenues from Norse Irish Ferries Limited ("NIF") revenues acquired on October 1, 1999. The increase in logistics and other revenues mainly resulted from the purchase of the Eaglescliffe logistics site in October 1999.

Operating Expenses

     Vessels and other operating costs increased in the 2000 year by 25.2 million pounds sterling, or 50%, to 75.5 million pounds sterling compared to
50.3 million pounds sterling in the 1999 year, primarily as a result of the inclusion of NIF results, the Liverpool - Dublin service for a full year, and the inclusion of the Northern and Midnight Merchant operating costs from their delivery in March and September 2000. This was offset by decreased deep sea operating costs as a result of the vessels sold in the 1999 year.

     Depreciation was 6.2 million pounds sterling for the 2000 year compared to
6.5 million pounds sterling in the 1999 year. The reduction is after taking into account reduced depreciation on the company's present fleet whose lives have been extended to 30 years and is after taking into account a full year of the Liverpool - Dublin service vessels and equipment, a full year's depreciation on Mistral purchased in July 1999, and depreciation on NIF assets and equipment, off set by the reduction of depreciation on deep sea vessels sold in 1999.

     Amortization of dry-docking and special survey costs, in the 2000 year, was
2.0 million pounds sterling compared to 2.1 million pounds sterling in the 1999 year, mainly attributable to the higher number of new vessels with consequent lower dry-docking costs. Amortization of goodwill in the 2000 year increased by
1.0 million pounds sterling, to 1.1 million pounds sterling from 0.1 million pounds sterling in the year 1999, mainly resulting from the amortization of goodwill on the acquisition of NIF.

     General and administrative expenses for the 2000 year increased by 1.9 million pounds sterling, or 17%, to 12.8 million pounds sterling from 10.9 million pounds sterling in the 1999 year, primarily due to the inclusion of NIF costs.

     Foreign exchange loss for the 2000 year was 0.1 million pounds sterling compared to a loss in the 1999 year of 0.3 million pounds sterling mainly due to the effect of the currency fluctuations mainly between the US dollar, Euro and Sterling in the year 2000 compared to 1999.

     Primarily as a result of these developments total operating expenses for the 2000 year increased by 25.7 million pounds sterling or 36%, to 97.8 million pounds sterling compared to 72.1 million pounds sterling in the 1999 year.

Net Operating Income

     As a result of the foregoing going factors net operating income increased by 3.5 million pounds sterling to 4.9 million pounds sterling for the 2000 year, compared to 1.4 million pounds sterling for the 1999 year.

OTHER OPERATING INCOME/EXPENSES

     Interest income decreased by 1.9 million pounds sterling to 0.7 million pounds sterling for the 2000 year, compared to 2.6 million pounds sterling for the 1999 year. In the 1999 year the majority of the interest income was attributable to cash deposits from the proceeds of sale of vessels which were disbursed in July and October 1999 on the purchase of vessels, NIF and Eaglescliffe.

     Interest expense decreased by 0.2 million pounds sterling in the 2000 year to 12.3 million pounds sterling from 12.5 million pounds sterling in the 1999 year. The decrease was mainly attributable to the buy out of the capital leases on River Lune and Saga Moon in October 1999. This was offset by interest on the financing of the Midnight Merchant of 0.4 million pounds sterling incurred in the 2000 year. (This is offset by late delivery penalties on the vessel of 0.5 million pounds sterling included in charter hire revenues).

LITIGATION CLAIM

     Litigation claims of 6.1 million pounds sterling in the year 2000 compared to 0.9 million pounds sterling in the year 1999, represents compensation received from the Spanish government of 1000 million Pesetas per vessel received on delivery of the Northern and Midnight Merchant less the 0.9 million pounds sterling received in the 1999 year.

GAIN ON DISPOSAL OF FIXED ASSETS

     The gain on disposal of fixed assets in the 2000 year was 0.1 million pounds sterling compared to 1.1 million pounds sterling arising mainly from deep sea vessel sales in the 1999 year.

INCOME/(LOSS) BEFORE INCOME TAXES

     As a result of the foregoing factors, net operating loss for the 2000 year was 0.5 million pounds sterling, compared to a loss of 6.5 million pounds sterling in the 1999 year.

INCOME TAXES

     Income taxes for the 2000 year were 2.1 million pounds sterling comprising increases of 1.5 million pounds sterling in deferred taxation and 0.6 million pounds sterling attributable to foreign exchange translation.

YEAR ENDED SEPTEMBER 30, 1999
COMPARED TO YEAR ENDED SEPTEMBER 30, 1998

OPERATING REVENUES

     Operating Revenues increased in the Year Ended September 30, 1999 (the "1999 year") by 6.1 million pounds sterling or 11% to 73.5 million pounds sterling compared to 67.4 million pounds sterling in the Year Ended September 30, 1998 (the "1998 year") the increase comprises a 16.2 million pounds sterling, or 80.0%, decrease in charter hire revenues, a 28.2 million pounds sterling or 47.9%, increase in ferry service revenues and a 4.1 million pounds sterling or 46.7% increase in logistics services and other revenues. The increase in ferry service revenues was due to the inclusion of full years results for BFF in the 1999 year compared to nine months in the 1998 year as BFF was acquired by the Company in January 1998, together with revenues from Merchant Ferries' new Liverpool-Dublin RoPax ferry service which commenced in February 1999. The decrease in charter hire revenue represents the loss of charter hire previously generated by nine of the Company's deepsea vessels disposed in the first and second quarters of the 1998 year and the first quarter of the 1999 year. The increase in logistics and other revenue was due to the inclusion of the results of Duncan acquired in May 1998 and Freightwatch acquired in 2 March 1999 together with increased revenue generated at Eaglescliffe the Company's developing logistics Center in the North East of England.

Operating Expenses

     Vessels and other operating costs increased in the 1999 year by 6.7 million pounds sterling, or 15.2% to 50.3 million pounds sterling compared to 43.7 million pounds sterling in the 1998 year, primarily as a result of the inclusion of BFF, Duncan and Freightwatch results and the operating costs of the Liverpool-Dublin RoPax service in the 1999 year offset by decreased deepsea vessels operating costs, as a result of the nine vessels sold.

     Depreciation for the 1999 year has decreased by 0.1 million pounds sterling, or 2.4%, to 6.5 million pounds sterling compared to 6.6 million pounds sterling in the 1998 year, which represents a reduction of depreciation of vessels sold offset by the inclusion of depreciation on BFF vessels for the whole of the 1999 year and the two RoPax vessels delivered in September 1998 and January 1999. Amortization of dry-docking and special survey costs increased by
1.1 million pounds sterling, or 107.2%, to 2.1 million pounds sterling compared to 1.0 million pounds sterling in the 1998 year, reflecting an increase due to the inclusion of BFF vessels and increased costs associated with the Company's Ferrimaroc service offset by a decrease due to the vessels sold. The provision for the impairment in value of vessels of 1.9 million pounds sterling in the 1999 year represents the provision for permanent diminution in value of the Company's two remaining multi-purpose dry-cargo vessels during the year which were sold at the Year end. The provision of 13.7 million pounds sterling in the 1998 year was a full provision for the loss on the disposal of the Company's two Capesize vessels disposed of in the 1999 year.

     General and administrative expenses for the 1999 year increased by 2.7 million pounds sterling or 32.8%, to 10.9 million pounds sterling compared to
8.2 million pounds sterling in the 1998 year, representing the inclusion of BFF, Duncan, Freightwatch and Merchant Ferries increased overhead costs relating to the new Liverpool-Dublin service for the 1999 year offset by reductions in Head Office costs.

     Foreign exchange loss increased by 0.2 million pounds sterling, or 440%, to
0.3 million pounds sterling compared to 0.1 million pounds sterling in the 1998 year, primarily reflecting the unrealized losses in the 1999 period on re-translation of Sterling monetary assets and liabilities within US dollar reporting subsidiary companies.

Net Operating Income

     As a result of the foregoing factors, the Company had net operating income of 1.4 million pounds sterling for the 1999 year, an increase of 7.5 million pounds sterling compared to a net operating loss of 6.1 million pounds sterling for the 1998 year.

OTHER OPERATING INCOME/EXPENSES

     Interest income increased by 1.3 million pounds sterling, or 97.5%, to 2.6 million pounds sterling for the 1999 year compared to 1.3 million pounds sterling for the 1998 year. The increase was due to the increased interest income attributable to cash deposits from the proceeds of the sale of vessels. Interest expense increased by 0.7 million pounds sterling, or 5.8%, to 12.5 million pounds sterling for the 1999 year compared to 11.8 million pounds sterling for the 1998 year. The increase was due to the increased interest costs as a result of the issue of the notes and the inclusion of interest on BFF vessels capital leases for the whole of the 1999 year offset by the inclusion in 1998 year of an interest cost of 4.1 million pounds sterling on termination of interest rate swap contracts and the inclusion of a non cash charge of 0.3 million pounds sterling representing an unamortized finance charges written off in repayment of bank loan facilities, from the proceeds of the notes issue (as defined below).

     The gain on disposal of fixed assets was 1.1 million pounds sterling in the 1999 year compared to 8.5 million pounds sterling in the 1998 year. The gain in the 1999 year represents the profit on sale of the Merchant Prince and the Moondance and the gain in the 1998 year represents the profit on disposal of six of the company's deepsea vessels.

INCOME TAXES

     Income tax benefit in the 1999 year was 1.5 million pounds sterling, or 22.9% of pre-tax results, compared to 5.8 million pounds sterling, or 71% of pre-tax results in the 1998 year.

NET LOSS

     As a result of the foregoing, net loss was 5.0 million pounds sterling, in the 1999 year compared to net loss of 2.3 million pounds sterling in the 1998 year.

LIQUIDITY AND CAPITAL RESOURCES

     Total shareholders equity at September 30, 2001 was 23.6 million pounds sterling compared to 25.5 million pounds sterling at September 30, 2000. The decrease of 1.9 million pounds sterling is represented by a net loss of 0.4 million pounds sterling in the 2001 year and accumulated other comprehensive income of 1.5 million pounds sterling, which includes translation adjustments of US$ based subsidiary companies into Sterling of 0.7 million pounds sterling and an adjustment to reflect the fair value of derivatives of that date of 0.8 million pounds sterling.

     Long term debt at September 30, 2001 consists of 117.8 million pounds sterling 9% First Priority Ship Mortgage Notes (the "Notes") together with other secured debts and obligations. The debt drawndown to finance the purchase of two new build vessels totaling 52 million pounds sterling (36.1 million pounds sterling at September 30, 1999) was repaid on delivery of the two vessels in 2000 from the proceeds of the sale of the vessels to a British banking institution. The vessels are now on 12 year operating leases to the Company.

     The principal obligations under capital leases of 7.8 million pounds sterling at 30 September 1999 were bought out using escrow proceeds in October 1999.

     At September 30, 2001 the Company had cash and cash equivalents of 11.7 million pounds sterling compared to 6.9 million pounds sterling at September 30, 2000. The Company also had 3.1 million pounds sterling held in blocked accounts principally as collateral for the operating leases for Northern and Midnight Merchant. Cash and cash equivalents increased by 4.8 million pounds sterling principally as a result of improvement in net cash provided by operating activities.

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

     Cenargo has elected to enter the tonnage tax regime from October 1, 2002. This will allow Cenargo to operate its ferry and shipping business virtually tax-free. Transitional rules of the regime mean that the majority of the Company's deferred tax liability (10.5 million pounds sterling at September 30, 2001) will be extinguished over a seven year period at approximately 15% per annum.

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

SUBSTANTIAL LEVERAGE AND DEBT SERVICE

     The Company is highly leveraged, with 162.6 million pounds sterling of total indebtedness outstanding (including the Notes) and 23.6 million pounds sterling of shareholders' equity at September 30, 2001. Subject to the restrictions in the Indenture and under the operating leases, each of Cenargo and its subsidiaries, including the Subsidiary Guarantors, may incur additional indebtedness from time to time, including under the operating leases. The degree to which the Company is leveraged could have important consequences for holders of the Notes, including but not limited to the following: (i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be limited; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of interest on the Notes and any other future indebtedness, thereby reducing the funds available to the Company for other purposes; (iii) indebtedness outstanding under the Credit Facility is secured by security interests in, or liens on, certain of the assets of the Company, and may become due prior to the time the principal on the Notes will become due; (iv) the Company may be hindered in its ability to withstand competitive pressures and respond to changing business conditions; (v) the Company may be more vulnerable in the event of a downturn in general economic conditions or in its business;
(vi) the Company may be more highly leveraged than others with which it competes, which may put it at a competitive disadvantage; and (vii) the Company's indebtedness (other than the Notes), including under the Credit Facility, may bear interest at floating rates, thereby rendering the Company vulnerable to increases in interest rates.

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

         NAME                            AGE                  POSITION

         Michael Hendry                  48                   Chairman

         Annabel Hendry                  50                   Director

         Paul Gregory                    60                   Finance Director

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

Compensation of directors and officers

     During the fiscal year ended September 30, 2001, the Company paid an aggregate of approximately 0.8 million pounds sterling in compensation to its chairman and directors (who comprise the Company's executive officers) as a group. The Company has written employment contracts with all employees except Michael Hendry and Annabel Hendry. In addition, the Company provides certain non-cash benefits to its employees and executive officers.

Board Practices

     Michael Hendry, Annabel Hendry and Paul Gregory have served as members of the board of directors of the Company for all of fiscal year 2001. There is no expiration date for their term of office. None of the directors have a service contract with the Company.

Employees

     As of September 30, 2001, the Company employed 581 people. The Company's technical managers employ approximately 350 employees on the Company's vessels at any one time. As of September 30, 2000 and 1999, the Company employed 573 and 297 employees, respectively.

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

     The Company has reached agreement with the Spanish Government to receive a non refundable advance of Spanish Pesetas 2000 million (approximately 6.0 million pounds sterling) against the eventual outcome of the court case. This was paid on delivery of the Company's two newbuildings in March and September 2000.

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

ITEM 11 -- QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN CURRENCY RISKS

     The Company is exposed to the risk of fluctuations in foreign currency exchange rates due to the international nature and scope of its operations. The Company's revenues and expenses are affected by fluctuations in currency exchange rates among and between the U.K. Pound Sterling, the European Euro and the U.S. Dollar. The Company does and will from time to time engage in hedging to manage risks related to foreign currency fluctuations. See Note 2 of Notes to the Company's Consolidated Financial Statements as of and for the years ended September 30.

INTEREST RATE SWAP CONTRACTS

     The Company has used interest rate swap contracts to manage its exposure to fluctuations in interest rates in recent years. The Company was a party to two principal interest rate swap contracts with a maximum nominal contract value of 56 million pounds sterling in August 1998, amortizing to 31.5 million pounds sterling in August 2004, bearing a fixed rate of interest of 6.98%. These contracts had been in place to hedge the Company's exposure to interest rate fluctuations on the Company's existing bank credit facility. In connection with the Offering, the Company has repaid all outstanding borrowings under its existing bank credit facility and terminated this facility.

     As a result of the termination of the Company's existing bank credit facility and concerns over future interest rates, the Company has terminated its interest rate swap contracts at a cost of 4.1 million pounds sterling, reflected as part of the interest expense in the 1998 income statement.

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

ITEM 18 - FINANCIAL STATEMENTS AND EXHIBITS

     The following financial statements, together with the report of Moore Stephens, Independent Chartered Accountants, are filed as part of this annual report:

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

AUDITED FINANCIAL STATEMENTS

         Report of Moore Stephens, Independent Chartered
           Accountants..............................................   F-1

         Consolidated Statements of Income for the years
           ended September 30, 2001, 2000 and 1999..................   F-2

         Consolidated Balance Sheets as of September 30, 2001
           and 2000.................................................   F-3

         Consolidated Statements of Cash Flows for the
           years ended September 30, 2001, 2000 and 1999............   F-4

         Notes to Consolidated Financial Statements.................   F-6

                          INDEPENDENT AUDITORS' REPORT

                     THE BOARD OF DIRECTORS AND SHAREHOLDERS
                            CENARGO INTERNATIONAL PLC


We have audited the accompanying consolidated balance sheets of Cenargo International Plc and subsidiaries as of September 30, 2001 and 2000 and the related consolidated statements of income and cash flows for each of the years in the three year period ended September 30, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cenargo International Plc and subsidiaries as of September 30, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the years in the three year period ended September 30, 2001 in conformity with accounting principles generally accepted in the United States.


MOORE STEPHENS
Chartered Accountants
St. Paul's House
Warwick Lane
London  EC4P 4BN

February 5, 2002

                            CENARGO INTERNATIONAL PLC

                        CONSOLIDATED STATEMENTS OF INCOME
                  YEARS ENDED SEPTEMBER 30, 2001, 2000 AND 1999
                        (Sterling expressed in thousands)

                                        Note        2001          2000          1999
                                       ------   -----------   -----------   -----------

OPERATING REVENUES
Charterhire revenues                    2(g)       16,595         5,444         4,273
Ferry service revenues                  2(g)       88,187        81,356        56,170
Logistics and other revenues                       23,407        15,986        13,249
Brokers' commission                                  (193)          (53)         (205)
                                                -----------   -----------   -----------
Operating revenues                                127,996       102,733        73,487
                                                -----------   -----------   -----------

OPERATING EXPENSES
Vessel and other operating costs                   93,856        75,560        50,342
Depreciation and amortization of
  deferred costs                                    7,784         6,208         6,475
Provision for impairment
  in value of assets                    2(l)          389             -         1,906
Amortization of drydocking and
  special survey costs                              1,480         1,993         2,096
Amortization of goodwill                            1,174         1,112            69
General and administrative expenses                10,558        12,857        10,940
Foreign currency (gain)/loss                         (461)           96           288
                                                -----------   -----------   -----------
Operating expenses                                114,780        97,836        72,116
                                                -----------   -----------   -----------
Operating income                          5        13,216         4,897         1,371
                                                -----------   -----------   -----------
OTHER (EXPENSES) INCOME
Interest income                                       627           697         2,646
Interest expense                       15(a)      (14,202)      (12,320)      (12,543)
Litigation claim                       16(b)            -         6,116           922
(Loss)/gain on disposition of
  fixed assets                                       (219)           62         1,096
                                                -----------   -----------   -----------
Other (expenses) income                           (13,794)       (5,445)       (7,879)
                                                -----------   -----------   -----------
Loss before income taxes                             (578)         (548)       (6,508)
Income taxes                              6           185        (2,080)        1,491
Minority interests                                    (36)          (86)          (27)
                                                -----------   -----------   -----------
Net (loss)                                           (429)       (2,714)       (5,044)
                                                -----------   -----------   -----------


          See accompanying notes to consolidated financial statements.


                            CENARGO INTERNATIONAL PLC
                           CONSOLIDATED BALANCE SHEETS
                        AS OF SEPTEMBER 30, 2001 AND 2000
                        (Sterling expressed in thousands)

                                      Note           2001          2000
                                   -----------   -----------   -----------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                           13,043         9,644
Cash held in escrow                        8         3,124         3,124
Trade accounts receivable                           20,259        19,572
Other receivables                                    3,423         1,225
Due from joint ventures                   10         1,255           457
Inventories                                            840         1,027
Prepaid expenses and accrued
  income                                             2,651         1,465
                                   -----------   -----------   -----------
Total current assets                                44,595        36,514

NON CURRENT ASSETS
Vessels and equipment                      9       132,118        93,785
Land and buildings                         9        11,460        12,174
Investments in joint ventures             10             -             -
Loans to joint ventures                   10         1,691         2,680
Goodwill, net                              7        19,582        20,706
Trade investments                                        -           351
Deferred charges, net                     11         5,355         4,523
Pension fund debtor                       12         3,659         3,467
Prepaid expenses and deposits                        5,605         5,541
                                   -----------   -----------   -----------
Total assets                                       224,065       179,741
                                   ===========   ===========   ===========

LIABILITIES AND SHAREHOLDERS'
 EQUITY
CURRENT LIABILITIES
Bank overdrafts                                      1,355         2,730
Current maturities of long-term
  debt                                    13         4,525           873
Capital lease obligations                 17           533           760
Trade accounts payable                              10,804         6,166
Accrued expenses                                     7,759         3,100
Accrued interest - ship mortgage
  notes                                              3,483         3,462
Other creditors                                      2,868         4,092
Due to joint ventures                     10           302           272
                                   -----------   -----------   -----------
Total current liabilities                           31,629        21,455

LONG-TERM LIABILITIES
Ship Mortgage Notes                       13       117,822       116,937
Long-term debt                            13        38,726         2,831
Capital lease obligations                 17           957         1,257
Other creditors                                        777         1,061
Deferred taxation                          6        10,514        10,699
                                   -----------   -----------   -----------
Total liabilities                                  200,425       154,240
Contingent liability                      16             -             -
                                   -----------   -----------   -----------

SHAREHOLDERS' EQUITY
Share capital                             14            12            12
Accumulated other comprehensive
  income                                              (391)        1,041
Retained earnings                                   24,019        24,448
                                   -----------   -----------   -----------
Total shareholders' funds                           23,640        25,501
                                   -----------   -----------   -----------
Total liabilities and share-
  holders' funds                                   224,065       179,741
                                   ===========   ===========   ===========

                            CENARGO INTERNATIONAL PLC

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEAR ENDED SEPTEMBER 30, 2001, 2000 AND 1999
                        (Sterling expressed in thousands)

                                                   2001          2000          1999
                                                -----------   -----------   -----------
OPERATING ACTIVITIES
Net (Loss) income                                    (429)       (2,714)       (5,044)

Adjustments to reconcile net income
  to net cash provided by operating
  activities:
 Amortization of drydocking and
   special survey costs                             1,480         1,993         2,096
 Amortization of ship mortgage
   notes discount                                     189           173           209
 Depreciation                                       7,784         6,208         6,475
 Amortization of goodwill                           1,174         1,112            69
 Loss/(gain) on disposition
   of fixed assets                                    219           (62)       (1,096)
 Provision for diminution in value of
   assets                                             389             -         1,906
 Foreign exchange                                  (1,372)        1,161           972
 (Increase)/decrease in pension debtor               (192)          205          (225)
 (increase)/decrease in trade accounts
   receivable                                      (1,620)          752        (2,760)
 (Increase)/decrease in
   other receivables                               (2,198)        1,965           665
 Decrease in inventories                              187           177           168
 (Increase)/decrease in prepaid expenses
   and accrued income                              (2,730)       (2,984)        1,871
 Increase/(decrease) in trade accounts
   payable                                          4,638          (306)       (2,232)
 Increase/(decrease) in accrued
   expenses                                         3,983        (2,574)          484
 (Decrease)/increase in
   other creditors                                 (1,508)        1,073        (5,976)
 Increase (decrease) in deferred tax
   liabilities                                       (185)        1,432        (1,537)
                                                -----------   -----------   -----------
Net cash provided (absorbed) by
  operating activities                              9,809         7,611        (3,955)
                                                -----------   -----------   -----------

INVESTING ACTIVITIES
Additions to land and buildings                      (671)       (3,630)       (1,281)
Additions to vessels and equipment                (44,825)       (2,076)      (10,562)
Additions to vessels under construction                 -       (18,608)      (20,954)
Purchase of subsidiary undertakings, net
  of cash acquired                                    (50)      (22,948)         (803)
Sale of other investment                              351             -             -
Proceeds from sale of fixed assets                  1,151        56,038        42,120
                                                -----------   -----------   -----------

Net cash provided by (used in) investing
  activities                                      (44,044)        8,776         8,520
                                                -----------   -----------   -----------

FINANCING ACTIVITIES

Proceeds from long-term debt                       42,659        16,116        11,294
Repayment of long-term debt                        (2,512)      (55,055)         (980)
Due to (from) joint ventures                          221           275           869
Repayments of capital leases                         (527)       (9,195)       (2,029)
Deferred charges paid                                (832)         (585)       (2,776)
                                                -----------   -----------   -----------
Net cash provided by (used in)
  financing activities                             39,009       (48,444)        6,378
Net increase/(decrease) in cash and
  cash equivalents                                  4,774       (32,057)       10,943
Cash and cash equivalents at
  beginning of year                                10,038        42,095        31,152
                                                -----------   -----------   -----------
Cash and cash equivalents at
  end of year                                      14,812        10,038        42,095
                                                ===========   ===========   ===========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:

Interest paid, net of capitalized
  interest                                         14,202        12,320        12,543
Income taxes paid                                       -             -             -
                                                ===========   ===========   ===========

Cash and cash equivalents                          13,043         9,643        18,020
Cash held in escrow and blocked
  deposits                                          3,124         3,124        24,075
Bank overdraft                                     (1,355)       (2,729)            -
                                                ===========   ===========   ===========
                                                   14,812        10,038        42,095

Purchase of subsidiary undertakings
Cash paid                                              50        28,475           885
Cash acquired                                           -        (5,527)          (82)
                                                -----------   -----------   -----------
                                                       50        22,948           803
                                                ===========   ===========   ===========

          See accompanying notes to consolidated financial statements.


                            CENARGO INTERNATIONAL PLC

    CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
                  YEAR ENDED SEPTEMBER 30, 2001, 2000 AND 1999
                        (Sterling expressed in thousands)

                                          Accumulated
                                          Other
                            Ordinary      Comprehensive                             Comprehensive
                            Share         Income        Retained                    Income
                            Capital       (Loss)        Earnings      Total         (Loss)
                            -----------   -----------   -----------   -----------   -----------

AT SEPTEMBER 30, 1999              12           260        27,162        27,434             -
Net loss                            -             -        (2,714)       (2,714)       (2,714)
Translation adjustment              -           781             -           781           781
                            -----------   -----------   -----------   -----------   -----------
AT SEPTEMBER 30, 2000              12         1,041        24,448        25,501         1,933
                            -----------   -----------   -----------   -----------   -----------
Net loss                            -             -          (429)         (429)         (429)
Translation adjustment              -          (735)            -          (735)         (735)
Fair value of derivatives
  adjustment                        -          (697)            -          (697)         (697)
                            -----------   -----------   -----------   -----------   -----------
AT SEPTEMBER 30, 2001              12          (391)       24,019        23,640        (1,861)
                            ==========   ===========   ===========   ===========   ===========

                            CENARGO INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF SEPTEMBER 30, 2001, 2000 AND 1999

1.   GENERAL

     The Company was incorporated in 1979 in the United Kingdom and has owned and operated vessels since 1982. The Company's principal activities include ferry services, ship owning and operating, shipbroking, logistics services and freight forwarding. The Company and its subsidiaries currently operate a fleet consisting of 11 owned vessels and 2 vessels on long term operating leases, including freight and passenger ferries.

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

                            CENARGO INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF SEPTEMBER 30, 2001, 2000 AND 1999

2.   ACCOUNTING POLICIES (CONTINUED)

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

     (g)  Revenue and expense recognition

          Revenues and expenses are recognized on a daily accruals basis. Revenues are generated from time charter hires, ferry services and freight income. The consolidated balance sheets reflect the deferred portion of revenues and expenses for total voyages in progress at the end of each period. Estimated losses on voyages are provided for in full at the time such losses are known.

     (h)  Drydocking and special survey costs

          Expenditures incurred during drydocking are capitalized and amortised on a straight-line basis over the period until the next anticipated drydocking.

     (i)  Derivatives

          Effective October 1, 2000, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133 Accounting for Derivative Instruments and Hedging Activities", as amended, which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships.

          The Company enters into interest rate swap transactions from time to time to hedge a portion of its exposure to floating interest rates. These transactions involve the conversion of floating rates into fixed rates over the lives of the transactions without an exchange of underlying principal. Interest rate swaps are designated as a cash flow hedges. The difference in floating and fixed rates is recorded as an a current asset or liability in the Company's balance sheet. As of September 30, 2001 there were no interest rate swaps in effect.

                            CENARGO INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF SEPTEMBER 30, 2001, 2000 AND 1999

2.   ACCOUNTING POLICIES (CONTINUED)

     (i)  Derivatives (continued)

          The Company requires a significant amount of fuel in order to carry out ferry activities on the Irish Sea and, as a result, is exposed to movements in fuel prices. Accordingly, the Company enters into swap and collars to hedge its exposure to and manage the volatility associated with fuel prices. The Company's swaps and collars on fuel prices are connected to forecasted transaction and qualify as cash flow hedges. The swaps and collars, which mature through September 2002, are designated as cash flow hedges of forecasted transactions and are recorded as current liabilities in the Company's balance sheet. Since an assessment of the hedging relationships revealed that they were 100% effective, the entire unrealised loss, net of tax, is recorded in accumulated other comprehensive income (loss) within stockholders' equity. As of September 30, 2001 there was an unrealised loss of 1,025,000 million pounds sterling related to these swaps and collars.

     (j)  Foreign currencies

          The Company's functional currency is sterling as sterling denominated transactions represent the single largest component of revenues, expenditures and cash flows.

          Until September 30, 2000 the functional currency of the Company was the U.S. Dollar. However, following a review, the directors determined that in view of the increasing activity in the United Kingdom, the functional currency of the Company should be sterling. All comparatives in these financial statements have been restated.

          All assets and liabilities in the balance sheets of subsidiaries whose functional currency is other than sterling are translated at the year end exchange rate. Revenue and expense items are translated at average exchange rates prevailing during the year. Translation gains and losses are not included in determining net income but are accumulated as a separate component of shareholders' equity.

          Foreign currency monetary assets and liabilities in the balance sheets of subsidiaries whose functional currency is sterling are translated at exchange rates in effect at the balance sheet date. Foreign currency non-monetary assets are translated using historical rates of exchange. Foreign currency revenues and expenses are translated at the average exchange rates prevailing during the year and exchange gains and losses are included in the determination of net income.

     (k)  Goodwill

          Goodwill represents the excess of purchase price over fair value of net assets acquired. Goodwill is amortised using the straight line method over periods ranging from 10 to 20 years. The Company periodically assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining useful life can be recovered through future operating activities of the acquired entity.

                            CENARGO INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF SEPTEMBER 30, 2001, 2000 AND 1999


2.   ACCOUNTING POLICIES (CONTINUED)

     (k)  Goodwill (continued)

          If goodwill is negative as a result of the fair value of net assets acquired exceeding the purchase price the resulting negative goodwill is applied as a reduction in the value of non-current assets acquired on a pro-rata basis.

     (l)  Asset impairment

          Long lived assets of the Company, including goodwill, are reviewed when changes in circumstances require as to whether their carrying value has become impaired, pursuant to guidance established in Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-lived Assets and for Long-Lived Assets to be Disposed Of". Management considers assets to be impaired if the carrying value of the asset exceeds the future projected cash flows from related operations (undiscounted and without interest charges). When impairment is deemed to exist, the assets are written down to fair value or projected discounted cash flows from related operations. Management also re-evaluates the period of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. In accordance with SFAS 121, the Company recorded impairment losses of 1,906 million pounds sterling for the year ended September 30, 1999, 0 million pounds sterling for the year ended September 30, 2000 and 389 million pounds sterling for the year ended September 30, 2001.

     (m)  Assets under capital leases

          Assets used by the Company which have been funded through capital leases are capitalized and depreciated over their estimated useful lives in accordance with the Company's normal depreciation policy. The resulting lease obligations are included in creditors. Capital lease interest costs are charged directly to income.

     (n)  Pension costs

          The Company operates defined contribution and defined benefit pension schemes.

          Contributions to defined contribution pension schemes are charged to income when incurred. The costs of providing defined benefit pensions are charged to income in accordance with the advice of independent qualified actuaries.

     (o)  Comprehensive income (loss)

          Comprehensive income (loss) represents the change in shareholders' equity from transactions and other events and circumstances arising from non-shareholder sources. The Company's comprehensive income
          (loss) for 2001, 2000 consisted of net income (loss), foreign currency translation adjustments, and unrealised gains and losses on derivatives established as cash flow hedges, net of applicable income taxes. The disclosures required by SFAS No. 130 Reporting Comprehensive Income" have been included in the Statements of Shareholders' Equity and Comprehensive Income.

                            CENARGO INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    AS OF SEPTEMBER 30, 2001, 2000, AND 1999

3.   SEGMENT INFORMATION

     The Company has adopted FASB Statement No. 131, Disclosures about Segments of Business Enterprise and Related Information". The Company is managed in four operating segments: Vessel Chartering and Other, Irish Sea Ferries, Ferrimaroc and Logistics. The Vessel Chartering and Other segment includes certain central overhead costs, central financing costs and other general corporate income and expenditure.

     The Company utilises EBITDA as a measure of segmental performance. The Company defines EBITDA as net income (loss) before taxes, interest expense, interest income, depreciation, provision for impairment in value of vessels, amortization of drydocking and special survey costs, amortization of goodwill, gain or loss from joint ventures and minority interest.

     Certain financial information is presented below: amounts are in thousands of Sterling.

                       Vessel
                       Chartering    Irish Sea
                       and Other     Ferries       Ferrimaroc    Logistics     Total
                       -----------   -----------   -----------   -----------   -----------

2001
Revenue                   16,595        75,674        12,514        23,407       128,190
EBITDA                     1,406        17,744         3,085         1,589        23,824
Tangible assets                -       120,940        11,559        11,079       143,578
Capital expenditures           -        44,619            93           784        45,496

2000
Revenue                    5,391        71,768         9,588        15,986       102,733
EBITDA                    (1,789)       20,380           763         1,034        20,388
Tangible assets                -        82,213        10,641        13,105       105,959
Capital expenditures      18,608         1,097            15         5,035        24,755

1999
Revenue                    4,067        44,422        11,749        13,249        73,487
EBITDA                       762         9,900         3,306           (33)       13,935
Tangible assets           43,933        77,054        10,625         1,485       183,097
Capital expenditures      11,187        10,390         9,677         1,542        32,796


EBITDA for all reportable segments differs from consolidated income (loss) before income taxes reported in the consolidated statements of income as follows: amounts are in thousands of Sterling.

                                        Year Ended September 30
                                   2001          2000          1999
                                -----------   -----------   -----------

EBITDA                             23,824        20,388        13,935
Reconciling items:
Depreciation and amortization
  of deferred costs                (7,784)       (6,208)       (6,475)
Provision for impairment in
  value of assets                    (389)            -        (1,906)
Amortization of goodwill           (1,174)       (1,112)          (69)
Amortization of drydocking         (1,480)       (1,993)       (2,096)
Net interest expense              (13,575)      (11,623)       (9,897)
                                -----------   -----------   -----------
(Loss) before income taxes           (578)         (548)       (6,508)
                                ===========   ===========   ===========

                            CENARGO INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    AS OF SEPTEMBER 30, 2001, 2000, AND 1999

4.   ADOPTION OF NEW ACCOUNTING STANDARDS

     In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations". SFAS No. 141 supersedes Accounting Principals Board (APB) Opinion No. 16, Business Combinations" and SFAS No. 38, Accounting for Preacquisition Contingencies of Purchased Enterprises". SFAS No. 141 prohibits the use of the pooling of interest method and requires the purchase method of accounting for business combinations. SFAS No. 141 is effective commencing July 1, 2001. The Company does not believe this statement will have a material effect on the earnings or financial position of the Company.

     In June 2001, the FASB issued SFAS No. 142 Goodwill and Other Intangible Assets", effective for the fiscal years beginning after December 15, 2001. SFAS No. 142 supersedes APB Opinion No. 17, Intangible Assets". Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortised but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortised over their useful lives, and the Company has elected to adopt SFAS 142 as of October 1, 2002. Accordingly, as of October 1, 2002, the Company will no longer amortise goodwill.

     In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets". The FASB's new rules on asset impairment supersede SFAS No. 121, Accounting For The Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of", and provide a single accounting model for long-lived assets to be disposed of. Although retaining many of the fundamental recognition and measurement provisions of SFAS No. 121, the new rules significantly change the criteria that would have to be met to classify an asset as held-for-sale. The new rules also supersede the provisions of APB Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", with regard to reporting the effects of a disposal of a segment of a business and require expected future operating losses from discontinued operations to be displayed in discontinued operations in the period(s) in which the losses are incurred (rather than as of the measurement date as presently required by APB No. 30). The Statement is effective for the Company in the beginning of fiscal year 2003. The Company does not believe this statement will have a material effect on the earnings or financial position of the Company.

5.   OPERATING INCOME

     The Company operates on a worldwide basis. No customers comprised 10% or more of operating revenues.

                            CENARGO INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    AS OF SEPTEMBER 30, 2001, 2000, AND 1999

6.   TAXATION

     The Company records U.K. Corporation tax in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes" which requires the Company to compute deferred taxes based upon the amount of taxes payable in future years, after considering known changes in tax rates and other statutory provisions that will be in effect in those years.

     The reconciliation of the Company's effective tax rate to the Corporation tax rate on income from continuing operations is as follows:


                                    2001          2000          1999
                                -----------   -----------   -----------
U.K. statutory rate
  (average rate for period)           (30)          (30)          (30)
Increase (decrease) in rate
  resulting from:
   Statutory rate reduction -
     deferred tax                       -             -             1
Permanent book/tax differences
  and other                            (2)       (1,178)            4
Revision to prior year estimate         -          (101)            2
                                -----------   -----------   -----------
Net effective tax rate                (32)%      (1,309)%         (23)%
                                ===========   ===========   ===========

Permanent book/tax differences and other includes the effect of the exchange movement between sterling and dollars within the deferred tax calculations.

The revision to prior year estimates represent adjustments to deferred tax estimates and differences between tax computations used for provisions and final computations submitted to the UK Inland Revenue.

Income tax expense (benefit) attributable to income from continuing operations consists of:

                                  Current      Deferred        Total
                                -----------   -----------   -----------

Year ended September 30, 2001
  US Federal and State                  -             -             -
  Foreign - UK corporation tax          -          (185)         (185)
                                -----------   -----------   -----------
                                        -          (185)         (185)
                                ===========   ===========   ===========

Year ended September 30, 2000
  US Federal and State                  -             -             -
  Foreign - UK corporation tax       (216)        2,296         2,080
                                -----------   -----------   -----------
                                     (216)        2,296         2,080
                                ===========   ===========   ===========

Year ended September 30, 1999
  US Federal and State                  -             -             -
  Foreign - UK corporation t           46        (1,537)       (1,491)
                                -----------   -----------   -----------
                                       46        (1,537)       (1,491)
                                ===========   ===========   ===========

                            CENARGO INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    AS OF SEPTEMBER 30, 2001, 2000, AND 1999

6.   TAXATION (CONTINUED)

     The following table shows the tax effect of the Company's cumulative temporary differences and carryforwards included on the Company's Consolidated Balance Sheet at September 30, 2001 and 2000.

                                      2001          2000
                                  -----------   -----------

Excess of tax over book
  depreciation and deductions         9,311         9,844
Holdover relief                         855           855
Other                                   348             -
                                  -----------   -----------
Total net effective tax
  liability                          10,514        10,699
                                  ===========   ===========

The Company and subsidiaries represent a U.K. tax group and file tax returns on that basis. The Company has no material basic differences relating to its investments in subsidiaries.

The Group is committed to entering the UK Tonnage Tax regime from 1 October 2002 in respect of its vessel operations. From this date the Group will be paying a flat rate tax based on the size of the vessels it operates.

7.   GOODWILL

                                      2001          2000
                                  -----------   -----------
Goodwill, net of accumulated
  amortization of 2,286
  and 1,112                          19,582        20,706
                                  -----------   -----------
                                     19,582        20,706
                                  ===========   ===========

8.   CASH HELD IN ESCROW

     At September 30, 2001 and 2000 the Company had cash in blocked deposit accounts as security for the two operating leases.

9.   VESSELS, EQUIPMENT, LAND & Buildings

                                      2001          2000
                                  -----------   -----------

Cost
  Vessels                           148,284       104,468
  Land and buildings                 13,078        13,603
  Equipment                          10,087         9,796
                                  -----------   -----------
                                    171,449       127,867
Accumulated depreciation            (27,871)      (21,908)
                                  -----------   -----------

Net book value                      143,578       105,959
                                  ===========   ===========

Included above are assets held under capital leases with a cost of 2,196,116 million pounds sterling and accumulated depreciation of 789,182 million pounds sterling.

                            CENARGO INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    AS OF SEPTEMBER 30, 2001, 2000, AND 1999

9.   VESSELS, EQUIPMENT, LAND & Buildings (Continued)

     During the year the company sold one ship and purchased two ships, Mersey Lagan and Mersey Viking, previously operated under capital leases. The purchase was funded with a new bank loan and a third party loan.

     The following is a summary of the vessels as of September 30, 2001:

Registered                                  Year            Gross
Vessels Owned               Type            Built           Tonnage
-----------------------     -----------     -----------     -----------
m.v. Mistral                Passenger/           1981          20,220
                            Car Ferry
m.v. Scirocco               Passenger/           1974          11,177
                            Car Ferry
m.v. Merchant Bravery           RoRo             1978           9,368
m.v. Merchant Brilliant         RoRo             1978           9,366
m.v. Merchant Venture           RoRo             1979           6,058
m.v. River Lune                 RoRo             1983           7,765
m.v. Saga Moon                  RoRo             1984           7,746
m.v. Dawn Merchant              RoPax            1998          22,152
m.v. Brave Merchant             RoPax            1999          22,152
m.v. Mersey Lagan               RoPax            1997          21,856
m.v. Mersey Viking              RoPax            1997          21,856

The vessels are pledged as disclosed in Note 13.

10.  LOANS TO JOINT VENTURES

     Loans to joint venture companies represent advances to finance joint venture operations and are non-interest bearing. Loans will only be repaid out of profits arising from operations or the sale of joint venture assets.

11.  DEFERRED CHARGES

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

                                                2001            2000
                                            -----------     -----------
Debt arrangement fees                           3,933           3,909
Drydocking and special survey costs             2,996           3,293
                                            -----------     -----------
                                                6,929           7,202
Accumulated amortization                       (1,574)         (2,679)
                                            -----------     -----------
                                                5,355           4,523
                                            ===========     ===========

                            CENARGO INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    AS OF SEPTEMBER 30, 2001, 2000, AND 1999

12.  PENSION COSTS

     (a)  Defined contribution pension plan

          The Company sponsors a defined contribution pension plan. Contributions to the plan for 2000 and 2001 were 179,112 million pounds sterling and 261,801 million pounds sterling respectively, which were charged to operations.

     (b)  Defined benefit pension plan

          Reconciliations of the pension benefit obligation and the value of plan assets follow:

                                                        2001           2000
                                                    -----------     -----------
          Plan assets

          Fair value, beginning of year                18,589          18,818
          Actual investments returns                     (225)          1,023
          Company and employee contributions               44              26
          Benefits paid to participants                  (752)         (1,244)
          Foreign exchange adjustment                       -             (34)
                                                    -----------     -----------
          Fair value, end of year                      17,656          18,589
                                                    ===========     ===========


                                                        2001           2000
                                                    -----------     -----------
          Pension benefits obligations

          Balance, beginning of year                   16,011          16,050
          Service cost                                    158             209
          Interest cost                                   831             834
          Actuarial (gains)/losses                     (1,822)            134
          Company contributions                            26              26
          Benefits paid to p                             (752)         (1,244)
          Foreign exchange adjustment                       -               2
                                                    -----------     -----------
          Balance, end of year                         14,452          16,011
                                                    ===========     ===========


          At September 30, 2001 and 2000, the funded status of the plan was as follows:


                                                        2001           2000
                                                    -----------     -----------
          Surplus of plan assets over benefit
            obligations                                 3,204           2,579
          Unrecognized net actuarial gain                 455             888
                                                    -----------     -----------
          Net amount recognized                         3,659           3,467

                            CENARGO INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    AS OF SEPTEMBER 30, 2001, 2000, AND 1999

12.  PENSION COSTS (CONTINUED)

     Components of net periodic benefit costs are:

                                                        2001           2000
                                                    -----------     -----------
     Service cost                                         158             209
     Interest cost                                        831             834
     Amortization of prior service costs                   30              31
     Expected return on plan assets                    (1,193)         (1,208)
                                                    -----------     -----------
     Net periodic benefit cost (credit)                  (174)           (134)
                                                    ===========     ===========


     For 2001 and 2000 the following weighted-average rates were used:

                                                        2001           2000
                                                    -----------     -----------
     Discount rate on the benefit obligation            5.75%           5.25%
     Rate of expected return on plan assets             6.50%           6.50%
     Rate of employee compensation increase             4.75%           5.00%


                                                        2001           2000
                                                    -----------     -----------
     Pension (credit)                                    (174)           (134)
     Company and employee contributions                    44              26
     Benefits paid                                        752           1,244
                                                    ===========     ===========


13.  LONG-TERM DEBT

     Ship Mortgage Notes and Construction Facility

     On June 19, 1998 Cenargo International Plc refinanced the majority of its group borrowings by issuing U.S.$175 million of 9.75% First Priority Ship Mortgage Notes in the United States of America.

     The Mortgage Notes, issued at a discounted price of 98.445%, are due for repayment at par in one installment in June 2008. Interest is payable six monthly in arrears at 9.75%. The Notes are secured by first preferred ship mortgages over the group vessels (excluding m.v. "Mersey Lagan" and m.v. "Mersey Viking"), the group's freehold property at Eaglescliffe, a fixed charge over the Company's shares in Norse Irish Ferries Limited and a fixed charge over the net assets of Norse Irish Ferries Limited as well as guarantees from substantially all of the group's subsidiaries.

     The Notes are registered in the United States of America under the Securities Act of 1933 and listed on the Luxembourg Stock Exchange.

                            CENARGO INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    AS OF SEPTEMBER 30, 2001, 2000, AND 1999

13.  LONG-TERM DEBT (CONTINUED)

     Bank loans

     On January 28, 2001 one of the subsidiaries entered into the following loan facility agreement with a consortium of banks in connection with the purchase of two vessels:

     (a) A Sterling denominated loan facility of 20,473,623 million pounds sterling of which 19,736,753 million pounds sterling was outstanding at September 30, 2001. The facility is repayable by twenty seven quarterly installments of 368,525 million pounds sterling followed by a final balloon payment of 10,523,442 million pounds sterling in March 2008. Interest is payable at Sterling Libor plus a margin of 1.85%.

     (b) A Euro denominated loan facility of Euro 30,716,908 (19,033,900 million pounds sterling) of which Euro 29,611,099 (18,348,678 million pounds sterling) was outstanding at September 30, 2001. The facility is repayable by twenty seven quarterly installments of Euro 552,904 (342,610 million pounds sterling) followed by a final balloon payment of Euro 15,788,491 (9,783,425 million pounds sterling) in March 2008. Interest is payable at Euro Libor plus a margin of 1.85%.

     As security for the above facilities, the company provided legal title to and beneficial interest in the two vessels, their earnings and insurances and a guarantee given by the ultimate parent company and other group companies.

     Other Loans

     (a) 184,780 million pounds sterling nominal value of unsecured guaranteed loan notes issued as part consideration for the Company's acquisition of Scruttons Plc. The loan notes are redeemable on application by the holder in March and September each year.

          Any notes in issue on October 7, 2002 will be redeemable by the Company at par. Interest is payable semi-annually in arrears at the HSBC Bank Plc offer rate for six months deposits of 1,000,000 million pounds sterling in the interbank market minus 1%. The loan notes are guaranteed by HSBC Bank Plc secured by a collateral bank deposit of 367,000 million pounds sterling.

     (b) A Sterling denominated loan of 2,235,950 million pounds sterling is repayable as follows:

          (i) 25% from the proceeds on the maturity of life assurance policies maturing in 2015.

          (ii) 25% repayable in equal annual installments over the last 15 years of the 20 year term of the loan.

          (iii) 50% on maturity in 2015.

               Interest is payable at a fixed rate of 9.625% per annum over the 20 year term of the loan and is secured by a fixed charge on the Company's head office freehold property.

     (c) A US Dollars denominated loan facility of US$ 3,750,000 (2,551,541 million pounds sterling) of which US$3,125,000 (2,126,284 million pounds sterling) was outstanding at September 30, 2001. The facility is repayable by twelve installments of US$312,500 (212,628 million pounds sterling). Interest is payable at three months US$ Libor plus a margin of 0.75%.

                            CENARGO INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    AS OF SEPTEMBER 30, 2001, 2000, AND 1999

13.  LONG-TERM DEBT (CONTINUED)

     (d) A loan due to a former joint venture partner outstanding of 618,681 million pounds sterling. The loan is unsecured and repayable on an annuity basis by ten equal six monthly installments of 382,623 million pounds sterling including interest fixed at the inception of the loan at a rate of 8.07%.

          The outstanding long-term debt as of September 30, 2001 is repayable as follows:

                                                 (pounds sterling)
          2001                                          4,525
          2002                                          3,724
          2003                                          3,298
          2004                                          2,873
          2005                                          2,873
          2006  and later                             143,780
                                                  ---------------
          Total long-term debt                        161,073
                                                  ---------------

14.  SHARE CAPITAL

     Share capital is as follows:
                                                        2001           2000
                                                    -----------     -----------
     Authorized
       500,000 ordinary shares of 1 million
         pounds sterling each (2000 -
         500,000 ordinary shares)                         500             500
                                                    ===========     ===========
     Issued
       50,000 ordinary shares of 1 each,
         25p paid (2000 - 50,000 ordinary
         shares)                                           12              12
                                                    ===========     ===========

     The company is subject to restriction on the payment of dividends imposed by covenants entered into in connection with the issue of Ship Mortgage Notes (note 13).

15.  FINANCIAL INVESTMENTS

     Off-balance sheet market and credit risk

     Market risk exists with respect to changes in interest rates and foreign exchange rates. The Company enters into interest rate swap and forward exchange contracts from time to time to manage a portion of this risk. Credit risk exists to the extent that the counterparty is unable to perform the contracts, but this risk is considered remote.

     (a)  Interest rate swap transactions

          The fair value of interest rate swap transactions is estimated based on the market value of these or similar instruments, as adjusted for differences in maturity. There are no interest rate swap transactions outstanding at September 30, 2001 and 2000.

     (b)  Foreign currency hedging transactions

          The fair value of foreign currency hedging transactions is estimated based on the market value of these or similar instruments, as adjusted for differences in maturity. There are no foreign currency contracts outstanding at September 30, 2001 and 2000.

                            CENARGO INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    AS OF SEPTEMBER 30, 2001, 2000, AND 1999

15.  FINANCIAL INVESTMENTS (CONTINUED)

     (c)  Fuel purchase transactions

          The fair value of the Company's fuel price derivatives is the amount the Company would receive or have to pay to terminate the agreements at the reporting date, taking into account current interest rates and exchange rates. The fair value of the fuel price derivatives is provided to the Company by its financial institution, the counter-party to the derivative agreements.

     (d)  Fair value of Ship Mortgage Notes

          The fair value of the Ship Mortgage Notes at September 30, 2001 was 90,494,659 million pounds sterling (2000: 92,323,301 million pounds sterling). Fair value was determined from quoted market prices at which they traded.

     (e)  Other financial instruments

          The carrying amount of other financial instruments approximates to fair value as the long-term debt is at floating rates of interest and all other financial instruments are short-term in nature.

16.  CONTINGENT LIABILITIES AND ASSETS

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

     (b) The Company continues to pursue claims for damages relating to operations in Spain. The total claims amount to 21.5 million pounds sterling of which 7 million pounds sterling has been received and recognized in previous years.

17.  CAPITAL AND OTHER COMMITMENTS

     The Company has acquired certain fixed assets under capital leases. The Company has the following commitments under those capital leases:

     2002                                         629,000
     2003                                         446,790
     2004                                         365,813
     2005                                         202,110
     2006                                          50,711
                                               -----------
     Minimum lease payments                     1,694,424
     Less imputed interest                       (203,675)
                                               -----------
     Present value of obligations under
       capital leases                           1,490,749
                                               ===========

                            CENARGO INTERNATIONAL PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    AS OF SEPTEMBER 30, 2001, 2000, AND 1999


17.  CAPITAL AND OTHER COMMITMENTS (CONTINUED)

     The Company is committed to make rental payments for vessels, properties and equipment under operating leases. The future minimum rental payments under these operating leases are as follows:

     2002                                   7,076,047
     2003                                   7,054,662
     2004                                   6,887,337
     2005                                   6,805,737
     2006                                   6,595,782
     2007 and later                        31,739,080
                                           ----------
                                           66,158,645
                                           ==========

Operating lease rentals paid in the year ended September 30, 2001 amounted to 14,154,184 million pounds sterling (2000: 14,836,340 million pounds sterling 1999: 4,684,072 million pounds sterling).

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Cenargo International Plc


                                       By: /s/ Michael Hendry
                                       ---------------------------
                                       Name:  Michael Hendry
                                       Title: Chairman


Dated:  March 8, 2002